Draft No. 2 confidentially submitted to the Securities and Exchange Commission on October 16, 2023
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TELOMIR PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	87-2606031 (I.R.S. Employer Identification No.)

855 N Wolfe Street, Suite 601
Baltimore, Maryland 21205
(737) 289-0835

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Christopher Chapman, Jr.

Chief Executive Officer
Telomir Pharmaceuticals, Inc.
900 West Platt Street, Suite 200
Tampa, Florida 33606
(737) 289-0835

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Curt P. Creely Neda Sharifi Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 229-2300	Joseph M. Lucosky, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, New Jersey 08830 (732) 395-4402

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses as set forth below.

●	Public Offering Prospectus: A prospectus to be used for the initial public offering by the Company of [●] shares of its common stock through the underwriters named on the cover page, which we refer to as the “Public Offering Prospectus”.

●	Resale Prospectus: A prospectus to be used for the potential resale by selling stockholders of up to [●] shares of common stock of the Company, which we refer to as the “Resale Prospectus”.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different outside and inside front covers;

●	they contain different Offering sections in the Prospectus Summary section;

●	they contain different Use of Proceeds sections;

●	the Capitalization and Dilution sections are deleted from the Resale Prospectus;

●	a Selling Stockholders section is included in the Resale Prospectus;

●	the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution is inserted in its place; and

●	the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the underwriters.

We have included in this Registration Statement, after the financial statements, a set of alternate pages after the back cover page of the Public Offering Prospectus, which we refer to as the “Alternate Pages”, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling stockholders.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 16, 2023

PROSPECTUS

[●] Shares

Common Stock

This is the initial public offering of [●] shares of common stock, no par value, of Telomir Pharmaceuticals, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $[●] and $[●] per share. We intend to apply to have shares of our common stock listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “TELO”. If shares of our common stock are not approved for listing on Nasdaq, we will not consummate this offering. No assurance can be given that our application will be approved.

We are an “emerging growth company” as defined in the federal securities laws, and, as such, are subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company”.

Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have the option for a period of 45 days from the date of this prospectus to purchase up to [●] additional shares of our common stock from us at the initial public offering price, less underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $[●], and the total proceeds, before expenses, to us will be $[●].

The underwriters expect to deliver the shares to investors on or about                 , 2023.

Kingswood Investments

division of Kingswood Capital Partners, LLC

The date of this prospectus is            , 2023

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

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INDUSTRY AND MARKET DATA

We are responsible for the disclosure in this prospectus. However, this prospectus includes industry data that we obtained from internal surveys, market research, publicly available information, and industry publications. We did not fund and are not otherwise affiliated with any of the sources cited in this prospectus. The market research, publicly available information, and industry publications that we use generally state that the information contained therein has been obtained from sources believed to be reliable. The information therein represents the most recently available data from the relevant sources and publications, and we believe remains reliable. However, this data involves a number of assumptions and limitations regarding our industry which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Forward-looking information obtained from these sources is also subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

TRADEMARKS AND COPYRIGHTS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, trademark (™) or servicemark (SM) symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential”, or “continue” or the negative of these terms or other similar expressions. In particular, statements about the markets in which we operate, including growth of our various markets, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance, or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements, or could affect our share price. Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to, the following:

●	our use of the net proceeds from this offering;

●	our ability to obtain and maintain regulatory approval of our product candidates;

●	our ability to successfully commercialize and market our product candidates, if approved by the FDA;

●	our ability to contract with third-party suppliers, manufacturers and other service providers and their ability to perform adequately;

●	the potential market size, opportunity, and growth potential for our product candidates, if approved by the FDA;

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●	our ability to obtain additional funding for our operations and development activities;

●	the accuracy of our estimates regarding expenses, capital requirements and needs for additional financing;

●	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

●	the timing of anticipated regulatory filings;

●	the timing of availability of data from our clinical trials;

●	our future expenses, capital requirements, need for additional financing, and the period over which we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital expenditure requirements;

●	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

●	our ability to advance product candidates into, and successfully complete, clinical trials;

●	our ability to recruit and enroll suitable patients in our clinical trials;

●	the timing or likelihood of the accomplishment of various scientific, clinical, regulatory, and other product development objectives;

●	the pricing and reimbursement of our product candidates, if approved by the FDA;

●	the rate and degree of market acceptance of our product candidates, if approved by the FDA;

●	the implementation of our business model and strategic plans for our business, product candidates, and technology;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

●	developments relating to our competitors and our industry;

●	the development of major public health concerns, including the novel coronavirus outbreak or other pandemics arising globally, and the future impact of it and COVID-19 on our clinical trials, business operations and funding requirements; and

●	other risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

Given the risks and uncertainties set forth in this prospectus, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by federal securities laws, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

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GLOSSARY OF CERTAIN SCIENTIFIC TERMS

The following medical and scientific terms used in this prospectus have the following meanings:

“Antineoplastic drugs” are medications used to treat cancer, also known as chemotherapies.

“API” stands for Active Pharmaceutical Ingredient, which is the main ingredient in a medicine that causes the desired effect of the medicine.

“AMES test” is a biological assay to assess the mutagenic potential of chemical compounds. It utilizes bacteria to test whether a given chemical can cause mutations in the DNA of the test organism.

“C282Y” is a gene mutation associated with hereditary hemochromatosis.

“CDMO” stands for Contract Development and Manufacturing Organization, a specialized type of supplier of development and production services to the pharmaceutical industry.

“cGMP” is the current Good Manufacturing Practices under the US Food and Drug Administration’s standards. cGMP contains the minimum requirements for the methods, facilities, and controls used in the manufacturing, processing, and packing of a drug product. The regulations make sure that a product is manufactured under conditions and tested to ensure that it meets standards of identity, strength, quality, and purity.

“CMC” stands for chemistry, manufacturing, and controls and covers the various procedures used to assess the physical and chemical characteristics of drug products, and to ensure their quality and consistency during manufacturing.

“CYP” stands for cytochrome P450 enzymes, which are a complex and important component of drug metabolism. It is the root of many drug interactions due to inhibition, induction, and competition for common enzymatic pathways by different drugs.

“Cytokines” are a broad category of small proteins that are important in cell signaling. The release of pro-inflammatory cytokines leads to activation of immune cells and production of and release of additional cytokines.

“DNA” is the molecule that carries genetic information for the development and functioning of an organism.

“FDA” is the U.S. Food and Drug Administration.

“GMP” is good manufacturing practice – a standard that is observed in regulated pharmaceutical-manufacturing facilities.

“H63D” is a gene mutation associated with hereditary hemochromatosis.

“HFE gene” is a gene that provides instructions for producing a protein that is located on the surface of cells, primarily liver and intestinal cells.

“Hereditary Hemochromatosis” a genetic disorder that can cause severe liver disease and other health problems.

“IL-17” or Interleukin-17 is a pro-inflammatory cytokine that modulates protective innate immunity to pathogens or contributes to the pathogenesis of inflammatory conditions.

“Iron Overload” is a condition in which your body stores too much iron.

“Maximum tolerated dose” is the highest dose of a drug or treatment that does not cause unacceptable side effects. The maximum tolerated dose is determined in clinical trials by testing increasing doses on different subjects until the highest dose with acceptable side effects is found.

“Metabolite” is a substance made or used when the body breaks down food, drugs or chemicals, or its own tissue.

“mTOR” stands for mammalian target of rapamycin which regulates cell proliferation, autophagy, and apoptosis by participating in multiple signaling pathways in the body.

“Pluripotent stem cells” are stem cells that are able to self-renew by dividing and developing into primary groups of cells that make up the human body.

“qPCR” stands for quantitative polymerase chain reaction (qPCR). qPCR is the accumulation of amplification product is measured as the reaction progresses, in real time, with product quantification after each cycle.

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PROSPECTUS SUMMARY

The following summary highlights selected information about our company and this offering that is included elsewhere in this prospectus in greater detail. It does not contain all of the information that you should consider before investing in our common stock. Before investing in our common stock, you should read this entire prospectus carefully, including the information presented under the heading “Risk Factors” and in our financial statements and notes thereto.

In this prospectus, unless we indicate otherwise or the context requires, “Telomir,” “the company,” “our company,” “we,” “our,” “ours” and “us” refer to Telomir Pharmaceuticals, Inc.

Business Summary

Overview

We are a pre-clinical-stage pharmaceutical company focused on the development and commercialization of TELOMIR-1, a novel small molecule being developed to function as an oral in situ therapeutic treatment for human stem cells. Based on our pre-clinical studies, we believe that TELOMIR-1 may effectively serve as a metal enzyme inhibitor of essential metals such as zinc and copper. These essential metals play an important role in the production and function of many enzymatic reactions and the modulation of key cellular pathways. In particular, zinc is essential to the function of pro-inflammatory cytokines such as Interleukin-17, or IL-17, that play a role in a host of age-related inflammatory conditions such as hemochromatosis and osteoarthritis as well as in post-chemotherapy health problems. IL-17 is a type of pro-inflammatory cytokine, and while the pro-inflammatory properties of IL-17 are key to its host-protective capacity, unrestrained IL-17 signaling is associated with immunopathology, inflammatory disease and cancer progression. Our initial focus will be on treatments to inhibit the production of pro-inflammatory cytokines, such as IL-17, by oral administration of TELOMIR-1 as a therapeutic treatment for stem cells in situ. To the best of our knowledge, there is no approved oral IL-17 inhibitor. Our goal is to advance the clinical development of TELOMIR-1 in the United States for the treatment of age-related inflammatory conditions such as hemochromatosis and osteoarthritis, as well as in post-chemotherapy recovery, with our initial targeted indications being hemochromatosis and post-chemotherapy recovery.

Pluripotent stem cells are a type of stem cells that have the ability to undergo self-renewal and to give rise to various cell types of the tissues of the body. Based on pre-clinical studies, we believe that TELOMIR-1 may have the potential to protect stem cells in situ by reducing the overload of metals such as zinc and copper that accompany age-related inflammatory conditions and certain cancers by modulating pro-inflammatory cytokines such as IL-17. TELOMIR-1 may protect the stem cells by elongating and stimulating the telomeres to sustain self-renewal of stem cells. Telomeres are repetitive DNA sequences at the end of chromosomes that protect the chromosomes from becoming frayed or tangled. Each time a cell divides, the telomeres become slightly shorter, and eventually they become so short that the cell can no longer divide, with the result being that the cell dies. Effectively, telomeres protect the ends of our chromosomes by forming a cap, much like the plastic tip on shoelaces, thereby allowing the chromosome to be replaced properly during cell division.

TELOMIR-1 is currently under investigation to provide a potential therapeutic intervention against age-related inflammatory conditions such as hemochromatosis , as well as for post-chemotherapy recovery, by interrupting and preventing the IL-17 induced inflammatory pathways that create the systemic imbalance of cellular metals. Our pre-clinical studies suggest that TELOMIR-1 may inhibit the concentration and accumulation of metals such as zinc and copper in the serum that drive the hyperactivity of pro-inflammatory cytokines such as IL-17. Our studies suggest that TELOMIR-1 may achieve this outcome by selectively binding to metal ions in a dose dependent manner, slowing enzyme reactivity, and protecting and lengthening telomeres in the human chromosome. We believe that TELOMIR-1 has potential as a non-toxic oral enzyme inhibitor that may regulate the overactivity of the enzymes caused by excessive metal reactivity.

We were organized as a Florida corporation in August 2021 for the purpose of pursuing the development and commercialization of TELOMIR-1 in the United States in human applications. We were originally incorporated under the name “Metallo Therapies Inc.” and changed our name to “Telomir Pharmaceuticals, Inc.” in October 2022. We are an early-stage company that had net losses $0.14 million and $0.85 million for the years ended December 31, 2021 and 2022, respectively.

In Situ Therapeutic Treatment of Stem Cells

Stem cells have the potential to renew themselves. They can develop into many different cell types in the body during early and adult life. Pluripotent stem cells have the ability to differentiate into all of the cells of the adult body. Since pluripotent stem cells are undifferentiated, they do not have any tissue-specific characteristics that allow them to perform specialized functions. Given their unique regenerative abilities and limited quantities in the adult human body, in situ treatment and protection of stem cells may provide an important therapeutic mechanism for treatment of disease.

Metal Overload and Telomere Length

Research studies have demonstrated that metal overload in stem cells could severely impair the proliferation of pluripotent stem cells through excessive DNA damage. Furthermore, many pro-inflammatory cytokine-induced conditions create an imbalance of cellular metals such as zinc and copper. This metal imbalance may impact the length of telomeres in stem cells and impact their ability to sustain self-renewal.

Hemochromatosis

According to the CDC, hemochromatosis is a disorder in which the body builds up too much iron in the skin, heart, liver, pancreas, pituitary glands, and joints. This overload of iron is toxic to the body, and over time, the high levels of iron can damage tissues and organs and lead to conditions such as liver damage, liver cancer, heart problems, arthritis, and diabetes. Other conditions associated with high iron levels include inflammatory conditions, chronic kidney disease, and autoimmune disorders. Hemochromatosis is a life-long condition requiring regular treatment to avoid long-term serious effects with poor pharmacologic options. The most used treatment for hemochromatosis is phlebotomy, a procedure to remove some of the patient’s blood. Phlebotomy is relatively inexpensive, well accepted, and well tolerated, but it requires regular visits to health care professionals and blood draws and may not be appropriate for all patients. Additionally, iron chelators, which are molecules that bind to iron to help the body excrete it, are sometimes used, but they have limited use due to gastrointestinal and kidney toxicity issues. Iron chelators can be natural or synthetic and are used to treat iron overload, which can occur after regular blood transfusions. Despite the presence of these potential treatment options, we believe significant unmet need remains such that an innovative therapy achieving reduction in iron overload with a new profile could be subject to widespread use.

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We are pursuing TELOMIR-1 as a metal enzyme inhibitor that may selectively bind metal ions to inhibit pro-inflammatory cytokines such as IL-17 and protect telomeres and that aims to increase the average telomere length, or ATL, by selectively binding iron and reducing blood iron levels, therefore supporting the ability to treat hemochromatosis. On average, about 750,000 US patients express one or more iron overload symptoms. There are 2 types of hemochromatosis, with the following patient mix: 150,000 primary hemochromatosis and 65,000 secondary hemochromatosis confirmed diagnoses in the United States. Over 150,000 patients have sought treatment since 2018, with most receiving phlebotomy, which is the withdrawal of blood to bring iron to normal levels. At present, 99% of hemochromatosis patients receive phlebotomy, with a portion of patients also receiving iron chelators as a co-treatment. Note that in the last 12 months, there have been 76,000 confirmed diagnoses of hereditary hemochromatosis and approximately 1% of hemochromatosis patients received deferasirox or deferoxamine off-label for 12 weeks (1 year for primary).

Certain sub-groups of hemochromatosis patients may benefit from TELOMIR-1, in addition to phlebotomy, which is the current standard of care for the treatment of hemochromatosis, if contraindicated for this treatment method. Lastly, iron chelation is used off-label, poorly tolerated and has toxic long-term effects. In pre-clinical stage testing, TELOMIR-1 may have more effective metal complexing than Doxycycline, an FDA-approved metalloproteinases (“MMP”) inhibitor. However, pre-clinical data may prove inaccurate and is not necessarily indicative of future results. MMP inhibitors act as “brakes” for enzymes in our body. MMP enzymes sometimes become too active and break down compounds and structures they should not, such as the body’s tissues. MMP inhibitors are compounds that typically slow down or stop these overactive enzymes, preventing them from causing damage to our tissues. They act as a control switch to keep the body in balance and protect it from harm.

Post-Chemotherapy Recovery

Post-chemotherapy recovery from adverse effects of antineoplastic treatments is often important for cancer therapy success. While chemotherapy treatment can be highly effective for cancer, it can also come with many side effects, as chemotherapy drugs destroy both cancerous and healthy cells. We are investigating the use of TELOMIR-1 as a potential complementary treatment for patients receiving chemotherapy in the form of a twice daily, oral regimen to inhibit pro-inflammatory cytokines and to reduce blood iron levels, enabling potentially more effective adherence and improved outcomes. In exploratory early discovery studies, proof of concept was demonstrated, and the animal studies are pending. Post-chemotherapy recovery space contains several treatments that are used symptomatically based on the nature or severity of side effects.

We believe that post-chemotherapy recovery presents several potential unmet commercial needs for TELOMIR-1. There is potential to enable a more rapid recovery of patients receiving chemotherapy, improving adherence with chemotherapy regimens. Additionally, as current recovery management is based on severity and treated as needed, we believe that TELOMIR-1 could potentially be used as a preventative measure. As a complementary treatment, side effect reduction in post-chemotherapy is important to minimize patient burden while improving treatment outcomes.

Our Strategy

Our goal is to develop and commercialize new treatment options for treatment of age-related inflammatory conditions, with hemochromatosis as our initial clinical focus, and to thereafter expand the development of TELOMIR-1 to post-chemotherapy recovery as well as a broader range of other age-related inflammatory diseases and conditions such as osteoarthritis. The key elements of our strategy to achieve this goal include:

●	Advancing TELOMIR-1 through clinical development and approval for hemochromatosis.

●	Continuing pre-clinical development of TELOMIR-1 for post-chemotherapy recovery and across a range of inflammatory diseases associated with cellular aging.

●	Exploring strategic collaborations to maximize the value of TELOMIR-1.

Pre-Clinical Studies

To date, we have completed several pre-clinical proof-of-concept studies with respect to TELOMIR-1 that were designed to demonstrate that TELOMIR-1 is not mutagenic and has good biological and metal binding capabilities. These studies included an Ames test for the TELOMIR-1 compound and several Eurofins BioMap studies. Eurofins BioMAP studies are scientific experiments that help with understanding how different chemicals or drugs impact the human body. These in vitro studies use cells and tissues to see how they react when exposed to various substances. BioMAP studies may demonstrate the safety and efficacy of drugs and chemicals in treatment of diseases. They assist researchers in assessing whether a substance, at microscopic level, has a positive or negative impact on health of the subject by studying how it interacts within the cells or with other cells. The Ames test assesses whether a chemical or substance causes DNA mutations. Scientists use this test to figure out if a chemical might be harmful and could potentially cause cancer because DNA mutations are often linked to cancer.

The Eurofins in vitro studies showed that TELOMIR-1 was more active against malignant cells, colorectal cancer cells, and lung cancer cells than rapamycin. Rapamycin is a compound that has anti-tumor and immunosuppressive properties. It is also known by the brand names Rapamune and Sirolimus. It is a mammalian target of Ramamycin (mTOR) inhibitor which works by slowing down the cellular multiplication. mTOR inhibitors have been associated with anemia (a condition characterized by a low red blood cell count or low hemoglobin levels) due to a change in iron metabolism. Rapamycin is used to prevent organ transplant rejection and to treat certain types of cancer. mTORs regulates cell proliferation, autophagy, and apoptosis by participating in multiple signaling pathways in the body.

Other studies showed that versus Doxycycline TELOMIR-1 was more active at metal complexing. Extensive analysis is being conducted on the potential of TELOMIR-1 to protect and treat stem cells and lower blood ferritin. We have also completed a variety of toxicology studies, and several others are ongoing or planned. Upon completion of the toxicology studies, we plan to submit to the FDA an Investigational New Drug application, IND for TELOMIR-1, focused on investigating TELOMIR-1 for the treatment of hemochromatosis. We may consider a second IND for post-chemotherapy recovery. For a summary of completed, ongoing, and planned pre-clinical studies and development activities, see the section entitled “Business—Pre-Clinical Studies.”

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Our Clinical Development Plan

Following completion of our pre-clinical development program, we plan to submit to the FDA an IND, focused on investigating TELOMIR-1 for the treatment of hemochromatosis. We may consider a second IND for post-chemotherapy recovery.

Our first IND application submission investigating TELOMIR-1 for the treatment of hemochromatosis is currently planned for the second quarter of 2024. If allowed to proceed by the FDA, a Phase I double-blind, randomized, placebo-controlled trial to evaluate the safety, tolerability, and pharmacokinetics of TELOMIR-1 in 40-60 healthy male and female adult subjects will be initiated approximately 30 days post-IND submission. We have contracted with Frontage Laboratories Phase I clinic in New Jersey consisting of 160 beds across three units for normal volunteers. After the Phase I trial is complete, a Phase II trial in the hemochromatosis population is planned to commence after results and guidance from the FDA.

Our second IND application will likely focus on investigating TELOMIR-1 for the treatment of post-chemotherapy recovery and is planned for submission with guidance from the FDA. Additionally, osteoarthritis may be considered as a future contender with additional guidance from the FDA.

Our clinical development plans will depend on FDA acceptance of our IND applications. As appropriate and pursuant to discussions with the FDA, we may periodically adjust the timeline for certain filings and associated clinical trials. It is important to note that the process for conducting clinical trials is uncertain and there is no assurance that our clinical development activities will meet the planned timelines set forth above.

Intellectual Property

We license the U.S. patent rights for the use of TELOMIR-1 in human applications from MIRALOGX, LLC (“MIRALOGX”), an intellectual property development and holding company established by Jonnie R. Williams, Sr., the founder of our company and the sole inventor of TELOMIR-1. MIRALOGX has filed a Patent Cooperation Treaty (PCT) application, PCT/US2023/073106 on August 29, 2023. The application designated the U.S. and will enter U.S. national phase. The application, if granted and subject to payment of patent maintenance fees, would offer protection extending through at least August 29, 2043 in the U.S. The patent rights for TELOMIR-1 outside of the United States and in non-human applications are not included in our current license rights. Mr. Williams, our founder, developed extensive knowledge of tobacco alkaloid chemistry in the 1990’s through collaboration with industry experts during his development of techniques for preventing the formation of carcinogenic tobacco-specific nitrosamines (TSNAs) during the tobacco curing process. His patented curing techniques became the industry standard. This work led to him focusing on the therapeutic properties of tobacco alkaloids, and later to his design of novel small molecule therapeutics. He is a named inventor on more than 85 patents and patent applications. His work on TELOMIR-1 began in late 2020.

Our license from MIRALOGX is set forth in an Amended and Restated Exclusive License Agreement, dated August 11, 2023, that we have entered into with MIRALOGX under which we have the exclusive perpetual right and license under the above-described patent rights to make, have made, use, and sell “Licensed Products” in the U.S. for human uses and pre-clinical studies and activities of any kind conducted in furtherance of obtaining regulatory approval or commercialization for human uses (the “MIRALOGX License Agreement”). “Licensed Product” is defined in the agreement as a drug product containing as an active agent 2,4,6-tris(3,4-dihydro-2H-pyrrol-2-yl)pyridine or a pharmaceutically acceptable salt, ester, or solvate thereof. We also have the right to grant corresponding sublicenses under the licensed patent rights. The MIRALOGX License Agreement provides for the payment to MIRALOGX of an 8% royalty (payable quarterly) on our net sales of Licensed Products by us or our sublicensees and on non-royalty bearing milestone revenue. There are no up-front, execution, or milestone payments in the license agreement. Further, no payments have been made to date under the agreement. For a more detailed description of the MIRALOGX License Agreement, see the section entitled “Business—Intellectual Property.”

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Summary Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition, or results of operations would likely be materially and adversely affected. In such a case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:

●	We are an early development-stage company with no revenues.

●	Management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to its ability to continue as a going concern in their audit report for the year ended December 31, 2022.

●	Because we have a limited operating history, you may not be able to accurately evaluate our operations.

●	We are dependent on additional financing for the continuation of our operations.

●	Our operating results may fluctuate, which could have a negative impact on our ability to grow our client base, establish sustainable revenues and succeed overall.

●	We have yet to achieve a profit and may not achieve a profit in the near future, if at all.

●	Certain of our executive officers, including our Chief Executive Officer and Chairman of our Board, Dr. Christopher Chapman, will not be employed by us on a full-time basis.

●	Certain of our directors and officers may have actual or potential conflicts of interest because of their positions with other companies.

●	Conflicts of interest may arise between us and MIRALOGX.

●	Our future success will largely depend on the success of TELOMIR-1 and any future product candidates, which development will require significant capital resources and years of clinical development effort.

●	We are dependent on the success of our current and future product candidates, some of which may not receive regulatory approval or be successfully commercialized.

●	Our business may be materially and adversely affected in the future by the evolving effects of the COVID-19 pandemic as a result of the current and potential future impacts on our commercialization efforts, supply chain, regulatory and clinical development activities, and other business operations, in addition to the impact of a global economic slowdown.

●	Results of pre-clinical studies and earlier clinical trials are not necessarily predictive indicators of future results.

●	Should we later determine it is in our best interest to develop a sales force we may be unable to effectively train and equip our sales force, therefore our ability to successfully commercialize our products may be harmed.

●	Our product candidates, if approved, may be unable to achieve the expected market acceptance and, consequently, limit our ability to generate revenue from new products.

●	If the price for any future approved products decreases or if government and other third-party payers do not provide coverage and adequate reimbursement levels, our revenue and prospects for profitability will suffer.

●	We expect to face intense competition, often from companies with greater resources and experience than we have.

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●	Business interruptions could delay us in the process of developing our product candidates and could disrupt our product sales.

●	We have significant and increasing liquidity needs and may require additional funding.

●	Operating results may vary significantly in future periods.

●	If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit the commercialization of TELOMIR-1 and our product candidates.

●	We depend upon our key personnel and our ability to attract and retain employees.

●	Failure of our information technology systems, including cybersecurity attacks or other data security incidents, could significantly disrupt the operation of our business.

●	Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

●	Legislative or regulatory reform of the health care system in the U.S. may affect our ability to profitably sell our products, if approved.

●	We expect additional federal and state legislative proposals for health care reform, which could limit the prices that can be charged for the products we develop and may limit our commercial opportunity.

●	We may acquire other companies which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results.

●	Clinical trials for our product candidates are expensive, time-consuming, uncertain, and susceptible to change, delay or termination. The results of clinical trials are open to differing interpretations.

●	Any failure by us to comply with existing regulations could harm our reputation and operating results.

●	The regulatory approval processes with the FDA are lengthy and inherently unpredictable.

●	There is a high rate of failure for drug candidates proceeding through clinical trials.

●	Our existing collaboration arrangements and any that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

●	We maintain our cash at financial institutions, at times in balances that exceed federally insured limits. The failure of financial institutions could adversely affect our ability to pay operational expenses or make other payments.

●	We may not be able to adequately protect our product candidates or our proprietary technology in the marketplace.

●	If third parties claim that the Company’s intellectual property, products, processes, or anything else used by us infringes upon their intellectual property, our operating profits could be adversely affected.

●	Because of the speculative nature of investment risk, you may lose your entire investment.

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Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in annual gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	we are required to present only two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in the registration statement of which this prospectus is a part;

●	we are exempt from compliance with the requirement that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	we are exempt from compliance with any requirement that the Public Company Accounting Oversight Board (the “PCAOB”) has adopted regarding communication of critical accounting matters and may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	we are exempt from the “say on pay,” “say when on pay,” and “say on golden parachute” non-binding advisory vote requirements; and

●	we can provide reduced disclosures about our executive compensation arrangements.

We currently intend to take advantage of each of the exemptions described above. It is possible, therefore, that some investors will find our common stock less attractive, which may result in a less active trading market for our common stock and higher volatility in our stock price.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such an earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

In addition, emerging growth companies may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period. For risks related to our status as an emerging growth company, see “Risk Factors — Risks Related to Ownership of Our Common Stock — Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.”

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either: (i) the market value of our shares of common stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30th; or (ii) our annual revenues did not equal or exceed $100 million during such completed fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Corporate Information

Our corporate headquarters is located at 855 N Wolfe Street, Suite 601, Baltimore, Maryland 21205. Our telephone number is (737) 289-0835.

Our website address is www.telomirpharma.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus.

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The Offering

Common stock offered by us	[●] shares.

Initial public offering price	It is currently estimated that the initial public offering price will be between $[●] and $[●] per share.

Shares of common stock outstanding before this offering (1)	[●] shares.

Shares of common stock to be outstanding immediately after this offering	[●] shares (or [●] shares if the underwriters exercise the option to purchase additional shares from us in full. See “Over-allotment Option” below).

Over-allotment Option	We have granted the underwriters an option exercisable for a period of 45 days from the date of this prospectus to purchase from us in whole or in part and at any time or from time to time up to [●] additional shares of common stock, solely to cover overallotments, if any, at a purchase price equal to the initial public offering price less underwriting discounts and commissions.

Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $[●] million, assuming an initial public offering price of $[●] per share (the midpoint of the range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to advance the clinical development of our programs, to fund our research and development activities, and for working capital and general corporate purposes. In order to advance our clinical development programs, we plan to use an estimated [●]. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds. See “Use of Proceeds.”

Lock up	Our directors and officers, our initial stockholders holding an aggregate of [●] shares of our common stock (the “Initial Stockholders”), and other shareholders who beneficially own 5% or more of the outstanding shares of our common stock have agreed with not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days (or 365 days for the Initial Stockholders), commencing on the date of this prospectus, except with the prior written consent of the underwriters.

Representative’s warrants	We have agreed to issue to the representative of the underwriters or its designees at the closing of this offering, warrants to purchase the number of shares of our common stock equal to 5.0% of the aggregate number of shares sold in this offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after the commencement of sales in this offering. The exercise price of the Representative’s Warrants will equal 100% of the initial public offering price per share, subject to adjustments. The registration statement of which this prospectus is a part also covers the Representative’s Warrants and the shares of common stock issuable upon the exercise thereof.

Proposed Nasdaq Capital Market Symbol	We intend to apply to list our shares of common stock on Nasdaq under the symbol “TELO”. No assurance can be given that our listing will be approved by Nasdaq or that a trading market will be approved by Nasdaq or that a trading market will develop for the common stock. We will not proceed with this offering in the event the common stock is not approved for listing on Nasdaq.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

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(1)	The number of shares of our common stock to be outstanding immediately after this is based on an aggregate of [●] shares of our common stock outstanding as of [●], 2023, which excludes:

●	[●] shares of our common stock to be reserved for future issuance under the Telomir Pharmaceuticals, Inc. 2023 Omnibus Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under such plan; and

●	[●] shares of our common stock to be issued upon the exercise of outstanding warrants at an exercise price of $[●] per share.

Unless the context otherwise requires, the information presented in this prospectus assumes the following:

●	that the shares of our common stock to be sold in this offering are sold at $[●] per share (the midpoint of the range set forth on the cover of this prospectus);

●	no exercise by the underwriters of their over-allotment option; and

●	no exercise by the Representative of the Representative’s Warrants.

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Summary Financial Data

The following tables summarize our financial data as of the dates and for the periods presented. We have derived the summary statements of operations data for the years ended December 31, 2022 and 2021, and the balance sheet data as of December 31, 2022 and 2021, from our audited financial statements included elsewhere in this prospectus. We have derived the summary statement of operations data for the six months ended June 30, 2023 and 2022, and the balance sheet data as of June 30, 2023 and 2022, from our unaudited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The following summary financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Statement of Operations data:

	Six Months Ended June 30,		Year Ended December 31
	2023	2022	2022	2021
Revenues	$-	$-	$-	$-

Operating costs:
General and administrative expenses	102,710	7,400	20,941	11,639
Related party travel costs	698,600	-	-	-
Research and development expenses	1,107,960	126,154	833,206	126,492
Total operating costs	1,909,270	133,554	854,147	138,131

Interest expense	(124,052)	-	-	-

Net loss	$(2,033,322)	$(133,554)	$(854,147)	$(138,131)

Balance Sheet data:

	June 30,	December 31,
	2023	2022	2021
ASSETS
Current assets:
Cash	$14,629	$1,419	$-
Deferred offering costs	81,437	47,311	-
Total other current assets	96,066	48,730	-

Deferred Financing Costs	5,826,042	-	-

Total assets	$5,922,108	$48,730	$-

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Trade accounts payable and accrued liabilities	$845,576	$404,221	$18,735
Related party accounts payable	698,600	-	-
Accrued Interest	94	-	-
Due to related parties	525	581,787	119,396
Related party line of credit	487,914	-	-
Total current liabilities	2,032,709	986,008	138,131

Total liabilities	2,032,709	986,008	138,131

Stockholders’ Equity (Deficit)
Preferred Stock, no par value, 5,000,000 shares authorized and none issued or outstanding.	-	-	-
Common Stock, no par value; 95,000,000 shares authorized, 55,549,451, 55,000,000 and 55,000,000 shares issued and outstanding at June 30, 2023, December 31, 2022 and December 31, 2021, respectively.	-	-	-
Additional paid-in capital	6,915,000	55,000	55,000
Accumulated deficit	(3,025,601)	(992,278)	(138,131)
Stock subscription receivable	-	-	(55,000)
Total stockholders’ equity (deficit)	3,889,399	(937,278)	(138,131)
Total liabilities and stockholders’ deficit	$5,922,108	$48,730	$-

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RISK FACTORS

Investing in shares of our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus before investing in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Operations and Financial Condition

We are an early development-stage company with no revenues.

As an early development-stage enterprise that is focused on the development of a pre-clinical pharmaceutical product, we have generated no revenue and have an accumulated deficit of $3 million through June 30, 2023, and $1 million through December 31, 2022. There can be no assurance that sufficient funds required to pursue our development program will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force us to substantially curtail or cease operations and would, therefore, have a material adverse effect on business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on our existing stockholders.

We seek to overcome the circumstances that impact our ability to remain a going concern in the future through the growth of revenues with interim cash flow deficiencies being addressed through additional equity and debt financing. We anticipate raising additional funds through public or private financing, strategic relationships, or other arrangements in the near future to support our business operations; however, we may not have commitments from third parties for a sufficient amount of additional capital. We cannot be certain that any such financing will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue operations. Our ability to obtain additional funding will determine our ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on our financial performance, results of operations and stock price and require us to curtail or cease operations, sell off our assets, seek protection from our creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary, to raise additional funds, and may require that we relinquish valuable rights.

Management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to its ability to continue as a going concern in their audit report for the year ended December 31, 2022.

We anticipate that we will continue to report losses and negative cash flow for the foreseeable future. We have concluded that our historical recurring losses from operations and negative cash flows from operations as well as our dependence on debt and other financings raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the year ended December 31, 2022.

The consolidated financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including the subordinate voting shares included in this offering, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business.

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Because we have a limited operating history, you may not be able to accurately evaluate our operations.

We have had limited operations to date. Therefore, we have a limited operating history upon which to evaluate the merits of investing in our company. Potential investors should be aware of the difficulties normally encountered by new companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. We expect to continue to incur significant losses into the foreseeable future. We recognize that if the effectiveness of our business plan is not forthcoming, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

We are dependent on additional financing for the continuation of our operations.

Because we have generated no revenues and currently operate at a loss, we are completely dependent on the continued availability of financing in order to continue our business operations. There can be no assurance that financing sufficient to enable us to continue our operations will be available to us in the future.

We will need additional funds to complete further development of our business plan to achieve a sustainable level where ongoing operations can be funded out of revenues. We expect that the proceeds from this Offering will provide adequate resources to fund our operations and initial clinical development programs through [●]. We will require further funding to fully implement our business plan to its fullest potential and achieve our growth plans. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

Our failure to obtain future financing or to produce levels of revenue to meet our financial needs could result in our inability to continue as a going concern in the future and, as a result, our investors could lose their entire investment.

Our operating results may fluctuate, which could have a negative impact on our ability to grow our client base, establish sustainable revenues and succeed overall.

Our results of operations may fluctuate as a result of a number of factors, some of which are beyond our control including but not limited to:

●	general economic conditions in the geographies and industries where we sell our services and conduct operations; legislative policies where we sell our services and conduct operations;

●	the budgetary constraints of our customers; seasonality;

●	success of our strategic growth initiatives;

●	costs associated with the launching or integration of new or acquired businesses; timing of new product introductions by us, our suppliers and our competitors; product and service mix, availability, utilization and pricing;

●	the mix, by state and country, of our revenues, personnel, and assets; movements in interest rates or tax rates;

●	changes in, and application of, accounting rules; changes in the regulations applicable to us; and litigation matters.

As a result of these factors, we may not succeed in our business, and we could go out of business.

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We have yet to achieve a profit and may not achieve a profit in the near future, if at all.

We have not yet produced any revenues or profit and may not in the near future, if at all. We cannot be certain that we will be able to realize sufficient revenue to achieve profitability. Further, many of our competitors have a significantly larger industry presence and revenue stream but have yet to achieve profitability. Our ability to continue as a going concern in the future is dependent upon raising capital from financing transactions, increasing revenue and keeping operating expenses below our revenue levels in order to achieve positive cash flows, none of which can be assured.

Certain of our executive officers, including our Chief Executive Officer and Chairman of our Board, Dr. Christopher Chapman, will not be employed by us on a full-time basis.

Dr. Christopher Chapman, our Chief Executive Officer and Chairman of our Board, will not be employed by our company on a full-time basis. As intended to be provided in his employment agreement with our company, he is expected to work on a part-time and as-needed basis. Because he will not work full time for our company, instances may occur where he may not be immediately available to provide solutions to problems or address concerns that arise in the course of us conducting our business and thus adversely affect our business. In addition, he can become subject to conflicts of interest because he devotes part of his working time to other business endeavors and may have responsibilities to other entities. Although Dr. Chapman is aware of his duties and accountability to our company and to applicable laws and policies relating to corporate opportunity and conflicts of interest, such conflicts of interest may include deciding how much time to devote to our affairs, as well as what business opportunities should be presented to us.

Certain of our directors and officers may have actual or potential conflicts of interest because of their positions with other companies.

Following this offering, Dr. Christopher Chapman, our Chief Executive Officer and Chairman of our Board, will continue to serve as the Executive Chairman of MIRA Pharmaceuticals, Inc. (“MIRA”) and as a director, President, and Chief Medical Officer of MyMD Pharmaceuticals, Inc. (“MyMD”). Further, each of Christos Nicholoudis, Dave Vorhoff, Brad Kroenig, Talhia Tuck, and Hugh McColl serve as members of the board of directors of MIRA and will continue to serve on our Board following this offering, and Mr. Nicholoudis also serves as the General Counsel of MIRA. Although these persons are not full-time employees of MyMD or MIRA, it is possible that the amount of time that they expend on their work for other companies may adversely impact the amount of time that they can spend on their work for our company. These persons may also own or acquire shares of MyMD or MIRA common stock and options to purchase such common stock. Their respective positions at MyMD or MIRA, as applicable, and the ownership of any equity or equity awards of MyMD or MIRA, as applicable, creates, or may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for MyMD or MIRA than the decisions have for us.

Conflicts of interest may arise between us and MIRALOGX.

MIRALOGX holds the patent rights to TELOMIR-1. MIRALOGX is a separate intellectual property development company owned by the Bay Shore Trust, which is an irrevocable trust established by the Company’s founder, Jonnie R. Williams, Sr., and in which Brian McNulty is the trustee. The Bay Shore Trust is also our largest stockholder. We have an exclusive license from MIRALOGX to develop and commercialize TELOMIR-1 in the U.S. for human applications. Although the interests of MIRALOGX are 100% owned by the Bay Shore Trust, and Mr. Williams is not an officer or director of MIRALOGX and does not have voting or dispositive power over the shares of the Company held by Bay Shore Trust, our relationship with the Bay Shore Trust and Mr. Williams may create, or may create the appearance of, conflicts of interest when we are faced with decisions that could have different implications for MIRALOGX than the decisions have for us. Furthermore, in light of the license agreement that we have with MIRALOGX, if a dispute were to arise between MIRALOGX and us relating to our past or future relationship with MIRALOGX or with respect to intellectual property matters, these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes.

Risks Relating to Our Business and Our Industry

Our future success will largely depend on the success of TELOMIR-1 and any future product candidates, which development will require significant capital resources and years of clinical development effort.

We currently have no drug products on the market, and all of our drug development projects are in a pre-clinical stage of development. Our business depends almost entirely on the successful pre-clinical and clinical development, FDA regulatory approval, and commercialization of our product candidates, principally TELOMIR-1. Investors need to be aware that substantial additional investments including pre-clinical and clinical development and FDA regulatory submission and approval efforts will be required before we are permitted to undertake clinical studies and market and commercialize our product candidates, if ever. It may be several years before we can commence clinical trials, if ever. Any clinical trial will be subject to extensive and rigorous review and regulation by numerous government authorities in the United States and other jurisdictions where we intend, if approved, to market our product candidates. Before obtaining regulatory approvals for any of our product candidates, we must demonstrate through pre-clinical testing and clinical trials that the product candidate is safe and effective for its specific application. This process can take many years and may include post- marketing studies and surveillance, which would require the expenditure of substantial resources. Of the large number of drugs in development for approval in the United States (and the rest of the world), only a small percentage will successfully complete the FDA regulatory approval financing to fund our planned research, development, and clinical programs, we cannot assure you that any of our product candidates will be successfully developed or commercialized.

We may be unable to formulate or scale up any or all of our product candidates. There is no guarantee that any of the product candidates will be or are able to be manufactured or produced in a manner to meet the FDA’s criteria for product stability, content uniformity and all other criteria necessary for product approval in the United States and other markets. Any of our product candidates may fail to achieve their specified endpoints in clinical trials.

Furthermore, product candidates may not be approved even if they achieve their specified endpoints in clinical trials. The FDA may disagree with our trial design and our interpretation of data from clinical trials or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials. The FDA may also approve a drug for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-approval clinical trials (i.e., Phase IV trials). In addition, the FDA may not approve the labeling claims that we believe are necessary or desirable for the successful commercialization of our product candidates.

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If we are unable to expand our pipeline and obtain regulatory approval for our product candidates within the timelines we anticipate, we will not be able to execute our business strategy effectively and our ability to substantially grow our revenues will be limited, which would have a material adverse impact on our long-term business, results of operations, financial condition, and prospects.

We are dependent on the success of our current and future product candidates, some of which may not receive regulatory approval or be successfully commercialized.

Our success will depend on our ability to successfully commercialize our product candidates. Our ability to successfully commercialize our product candidates will depend on, among other things, our ability to:

●	successfully complete pre-clinical and other nonclinical studies and clinical trials;

●	receive regulatory approvals from the FDA;

●	produce, through a validated process, in manufacturing facilities inspected and approved by regulatory authorities, including the FDA, sufficiently large quantities of product candidates to permit successful commercialization;

●	obtain reimbursement from payers such as government health care programs and insurance companies and achieve commercially attractive levels of pricing;

●	secure acceptance of our product candidates from physicians, health care payers, patients, and the medical community;

●	create positive publicity surrounding our product candidates;

●	manage our spending as costs and expenses increase due to clinical trials and commercialization; and

●	obtain and enforce sufficient intellectual property for our product candidates.

Our failure or delay with respect to any of the factors above could have a material adverse effect on our business, results of operations and financial condition.

Our business may be materially and adversely affected in the future by the evolving effects of the COVID-19 pandemic as a result of the current and potential future impacts on our commercialization efforts, supply chain, regulatory and clinical development activities, and other business operations, in addition to the impact of a global economic slowdown.

Our business could be materially and adversely affected in the future by the evolving effects of the COVID-19 pandemic. If we are unable to obtain adequate supplies of personal protective equipment due to shortages or encounter other challenges related to the evolving COVID-19 pandemic, we may have to place or may experience additional limitations on our in-person activities. In addition, our increased reliance on personnel working from home may negatively impact productivity or disrupt, delay or otherwise adversely impact our business. This could also increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations. Impacts related to the COVID-19 pandemic could materially and adversely affect our business, our ability to generate sales of and revenues from our approved products, and our ability to advance the development of our products and product candidates, as described elsewhere in this “Risk Factors” section. The magnitude of such impacts will depend, in large part, on the ultimate duration and severity of the evolving effects of the COVID-19 pandemic.

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The effects of the COVID-19 pandemic continue to rapidly evolve. These effects have increased market volatility and could result in a significant long-term disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, market corrections resulting from the effects of the COVID-19 pandemic could materially affect our business and the value of our common stock. The extent to which the evolving effects of the COVID-19 pandemic impact our business, our ability to generate sales of and revenues from our approved products, and our clinical development and regulatory efforts will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate duration and severity of the pandemic, government actions, such as travel restrictions, quarantines and social distancing requirements in the U.S. and in other countries, business closures or business disruptions and the effectiveness of actions taken in the U.S. and in other countries to contain and treat the disease. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, sales of our products, our clinical and regulatory activities, our research programs, healthcare systems or the global economy as a whole. However, these effects could materially and adversely affect our business, financial condition, results of operations and growth prospects. In addition, to the extent the evolving effects of the COVID-19 pandemic adversely affect our business, financial condition, results of operations and growth prospects, they may also have the effect of heightening many of the other risks and uncertainties described elsewhere in this “Risk Factors” section. It is also possible that future global pandemics could also occur and materially and adversely affect our business, financial condition, results of operations and growth prospects.

Results of pre-clinical studies and earlier clinical trials are not necessarily predictive indicators of future results.

Any positive results from future pre-clinical testing of our product candidates and potential future clinical trials may not necessarily be predictive of the results from Phase I, Phase II or Phase III clinical trials. In addition, our interpretation of results derived from clinical data or our conclusions based on our pre-clinical data may prove inaccurate. Frequently, pharmaceutical and biotechnology companies have suffered significant setbacks in clinical trials after achieving positive results in pre-clinical testing and early phase clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks may be caused by the fact that pre-clinical and clinical data can be susceptible to varying interpretations and analyses. Furthermore, certain product candidates may perform satisfactorily in pre-clinical studies and clinical trials, but nonetheless fail to obtain FDA approval or appropriate approvals by the appropriate regulatory authorities in other countries. If we fail to produce positive results in our clinical trials for our product candidates, the development timeline and regulatory approval and commercialization prospects for them and as a result our business and financial prospects, would be materially adversely affected.

We have limited marketing experience, and we do not anticipate at this time establishing a sales force or distribution and reimbursement capabilities, and we may not be able to successfully commercialize any of our product candidates if they are approved in the future.

Our ability to generate revenues ultimately depends on our ability to sell our approved products and secure adequate third-party reimbursement. We currently have limited experience in marketing and selling our products. We currently do not have any products approved for sale in the United States or in any other country.

The commercial success of our product candidates will depend on a number of factors beyond our control, including the willingness of physicians to prescribe our products to patients, payers’ willingness and ability to pay for the drugs, the level of pricing achieved, patients’ response to our drugs and the ability of our marketing partners to generate sales. There can be no guarantee that we will be able to establish or maintain the personnel, systems, arrangements and capabilities necessary to successfully commercialize TELOMIR-1 or any product candidate approved by the FDA in the future. If we fail to establish or maintain successful marketing, sales and reimbursement capabilities or fail to enter into successful marketing arrangements with third parties, our product revenues may suffer.

Should we later determine it is in our best interest to develop a sales force we may be unable to effectively train and equip our sales force, therefore our ability to successfully commercialize our products may be harmed.

We will be required to expend significant time and resources to train our sales force to be credible, persuasive, and compliant with applicable laws in marketing TELOMIR-1 or our other product candidates to physicians for their approved uses. In addition, we must continue to train our sales force to ensure that a consistent and appropriate message about TELOMIR-1 or our other product candidates is being delivered to our potential customers. If we are unable to effectively train our sales force and equip them with effective materials, including medical and sales literature to help them inform and educate potential customers about the benefits of TELOMIR-1 and our product candidates and its proper administration, our efforts to successfully commercialize TELOMIR-1 and our product candidates could be jeopardized, which would negatively impact our ability to generate product revenues.

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We will need to further increase the size and complexity of our organization in the future, and we may experience difficulties in managing our growth and executing our growth strategy.

Our management and personnel, systems, and facilities currently in place may not be adequate to support our business plan and future growth. As a result, we may need to further expand certain areas of our organization.

Our need to effectively manage our operations, growth and various projects requires that we:

●	continue to improve our operational, financial, management and regulatory compliance controls and reporting systems and procedures;

●	attract and retain enough talented employees;

●	manage our clinical trials effectively;

●	manage our external manufacturing operations with contract research organizations effectively and in a cost-effective manner;

●	manage our development efforts effectively while carrying out our contractual obligations to contractors and other third parties; and

In addition, we may utilize the services of part-time outside consultants and contractors to perform several tasks for us, including tasks related to compliance programs, clinical trial management, regulatory affairs, formulation development and other drug development functions. Our growth strategy may entail expanding our use of consultants and contractors to implement these and other tasks going forward. If we are not able to effectively expand our organization by hiring new employees and expanding our use of consultants and contractors, we may be unable to successfully implement the tasks necessary to effectively execute on our planned research, development, manufacturing, and commercialization activities and, accordingly, may not achieve our research, development and commercialization goals.

Our product candidates, if approved, may be unable to achieve the expected market acceptance and, consequently, limit our ability to generate revenue from new products.

Even when product development is successful and regulatory approval has been obtained, our ability to generate sufficient revenue depends on the acceptance of our products by physicians and patients. We cannot assure you that our product candidates will achieve the expected level of market acceptance and revenue if and when they obtain the requisite regulatory approvals. The market acceptance of any product depends on a number of factors, including the indication statement and warnings required by regulatory authorities in the product label. Market acceptance can also be influenced by continued demonstration of efficacy and safety in commercial use, physicians’ willingness to prescribe the product, reimbursement from third-party payers such as government health care programs and private third-party payers, the price of the product, the nature of any post-approval risk, management activities mandated by regulatory authorities, competition, and marketing and distribution support. Further, an ineffective or inefficient distribution model at launch may lead to the inability to fulfill demand, and consequently a loss of revenue. Any factors preventing or limiting the market acceptance of our products could have a material adverse effect on our business, results of operations and financial condition.

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If the price for any future approved products decreases or if government and other third-party payers do not provide coverage and adequate reimbursement levels, our revenue and prospects for profitability will suffer.

Patients who are prescribed medicine for the treatment of their conditions generally rely on third-party payers to reimburse all or part of the costs associated with their prescription drugs. Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals generally must be obtained on a country-by-country basis. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payers is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower-cost therapeutic alternatives are already available or subsequently become available. Even if we obtain coverage for products we may market, the resulting reimbursement payment rates may require co-payments that patients find unacceptably high. Patients may not use our products if coverage is not provided, or reimbursement is inadequate to cover a significant portion of its cost.

In addition, the market for our products will depend significantly on access to third-party payers’ drug formularies or lists of medications for which third-party payers provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payers may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available, even if not approved for the indications for which our products are approved.

Third-party payers or governmental or commercial entities are developing increasingly sophisticated methods of controlling healthcare costs. The current environment is putting pressure on companies to price products below what they may feel is appropriate. Selling our products at less than an optimized price could impact our revenues and overall success as a company. It will be difficult to determine the optimized price for our products. In addition, in the U.S., no uniform policy of coverage and reimbursement for drug products exists among third-party payers. Therefore, coverage and reimbursement for our products may differ significantly from payer to payer. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payer separately, with no assurance that coverage will be obtained. If we are unable to obtain coverage of, and adequate payment levels for, products we may market to third-party payers, physicians may limit how much or under what circumstances they will prescribe or administer them, and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize products we may market, and thereby adversely impact our profitability, results of operations, financial condition, and future success.

In addition, where we have chosen to collaborate with a third party on product candidate development and commercialization, our partner may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals. In many countries, products cannot be commercially launched until reimbursement is approved and the negotiation process in some countries can exceed 12 months. In addition, pricing and reimbursement decisions in certain countries can be affected by decisions taken in other countries, which can lead to mandatory price reductions and/or additional reimbursement restrictions across a number of other countries, which may thereby adversely affect our sales and profitability. If countries impose prices that are not sufficient to allow us or our partners to generate a profit, our partners may refuse to launch the product in such countries or withdraw the product from the market, which would adversely affect sales and profitability. Events, such as price decreases, government mandated rebates or unfavorable reimbursement decisions, could affect the pricing and reimbursement of TELOMIR-1 and our other product candidates and could have a material adverse effect on our business, reputation, results of operations and financial condition.

We expect to face intense competition, often from companies with greater resources and experience than we have.

The development and commercialization of drugs and medicines is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized biotechnology companies, as well as products and processes being developed by universities and other research institutions. Many of our competitors have developed, are developing, or will develop drugs and processes which may be competitive with our drug candidates. Competitive products include those that have already been approved by medicines regulators and accepted by the medical community and any new products that may enter the market. For some of our drug development programs / areas of interest, other treatment options or products are currently available, under development, and may become commercially available in the future. If any of our product candidates are approved for the diseases and conditions we are currently pursuing, they may compete with a range of medicines or therapeutic treatments that are either in development, will be developed in the future or currently marketed.

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Established companies may have a competitive advantage over us due to their size and experiences, financial resources, and institutional networks. Many of our competitors may have significantly greater financial, technical, and human resources than we do. Due to these factors, our competitors may have an advantage in marketing their approved drugs and may obtain regulatory approval of their drug candidates before we are able to, which may limit our ability to develop or commercialize our drug candidates. Our competitors may also develop drugs or medicines that are safer, more effective, more widely used and less expensive than ours. These advantages could materially impact our ability to develop and, if approved, commercialize our product candidates successfully. Furthermore, some of these competitors may make acquisitions or establish collaborative relationships among themselves or with third parties to increase their ability to rapidly gain market share.

Moreover, as generic versions of drug products enter the market, the price for such medicines may be expected to decline rapidly and substantially. Even if we are the first to obtain FDA approval of one of our product candidates, the future potential approval of generics could adversely affect the price we are able to charge, and the profitability of our product(s) will likely decline.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

These companies may compete with us in recruiting and retaining qualified scientific, management and commercial personnel, utilizing contract manufacturing facilities or contract research organizations (CROs), or establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to our research projects.

Problems in our manufacturing process, failure to comply with manufacturing regulations or unexpected increases in our manufacturing costs could harm our business, results of operations and financial condition.

The manufacturing of our product candidates necessitates compliance with cGMP and other regulatory requirements in jurisdictions internationally. We must ensure chemical consistency among our batches of products, including clinical batches and, if approved, marketing batches. Demonstrating such consistency may require typical manufacturing controls as well as clinical data. We must also ensure that our batches conform to complex release specifications. If we are unable to manufacture our product candidates in accordance with regulatory specifications, including cGMP, or if there are disruptions in our manufacturing process due to damage, loss or otherwise, or failure to pass regulatory inspections of our manufacturing facilities, we may not be able to meet current demand or supply sufficient product for use in clinical trials, and this may also harm our ability to commercialize our product candidates on a timely or cost-competitive basis, if at all.

We may fail to expand our manufacturing capability in time to meet market demand for our products and product candidates, and the FDA may refuse to accept our facilities or those of our contract manufacturers as being suitable for the production of our products and product candidates. Any problems in our manufacturing process could have a material adverse effect on our business, results of operations and financial condition.

In addition, before we can begin commercial manufacture of any product candidates for sale in the U.S., we must obtain FDA regulatory approval for the product, which requires a successful FDA inspection of our manufacturing facilities and those of our contract manufacturers, processes, and quality systems in addition to other product-related approvals. Although we may successfully navigate this pre-approval inspection process as it relates in the U.S., pharmaceutical manufacturing facilities are continuously subject to post-approval inspection by the FDA and foreign regulatory authorities. Due to the complexity of the processes used to manufacture our product candidates, we may be unable to initially or continue to pass federal, state or international regulatory inspections in a cost-effective manner. If we are unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of any approved products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our business, results of operations and financial condition.

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Business interruptions could delay us in the process of developing our product candidates and could disrupt our product sales.

Our research and development activities are conducted through outside contractors and manufacturers. Loss of our contracted manufacturing facilities, stored inventory or laboratory facilities through fire, theft or other causes, or loss of our raw material, could have an adverse effect on our ability to continue product development activities and to conduct our business. Failure to supply our partners with commercial product may lead to adverse consequences, including the right of partners to take over responsibility for product supply. We currently do not have insurance coverage to compensate us for such business interruptions. Our contract manufacturers and suppliers provide that in their separate operations; however, such coverage may prove insufficient to fully compensate us for the damage to our business resulting from any significant property or casualty loss to those facilities.

We have significant and increasing liquidity needs and may require additional funding.

Our operations have consumed substantial amounts of cash since inception. For the six months ended June 30, 2023, we reported a net operating cash outflow of $0.8 million and a net cash inflow from investing activities of $0.8 million. For the year ended December 31, 2022, we reported a net operating cash outflow of $0.5 million and a net cash inflow from investing activities of $0.5 million. For the year ended December 31, 2021, we reported a net operating cash outflow of $0.1 million and a net cash inflow from investing activities of $0.1 million.

Research and development, and general and administrative expenses, and cash used for operations will continue to be significant and may increase substantially in the future in connection with new research and development initiatives and continued product commercialization efforts. We may need to raise additional capital to fund our operations, continue to conduct clinical trials to support potential regulatory approval of marketing applications and to fund commercialization of our products.

The amount and timing of our future funding requirements will depend on many factors, including, but not limited to:

●	the timing of FDA approval, if any, and approvals in international markets of our product candidates, if at all;
●	the timing and amount of revenue from sales of our products, or revenue from grants or other sources;
●	the rate of progress and cost of our clinical trials and other product development programs;
●	costs of establishing or outsourcing sales, marketing, and distribution capabilities;
●	costs and timing of completion of expanded in-house manufacturing facilities as well as any outsourced commercial manufacturing supply arrangements for our product candidates;
●	costs of filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights associated with our product candidates;
●	the effect of competing technological and market developments;
●	personnel, facilities, and equipment requirements; and
●	the terms and timing of any additional collaborative, licensing, co-promotion, or other arrangements that we may establish.

While we expect to fund our future capital requirements from several sources including existing cash balances, future cash flows from operations and the proceeds from equity offerings, we cannot assure you that any of these funding sources will be available to us on favorable terms, or at all. Further, even if we can raise funds from all of the above sources, the amounts raised may not be sufficient to meet our future capital requirements.

Operating results may vary significantly in future periods.

Our expenses and operating results have fluctuated in the past and our revenues, expenses, and operating results are likely to fluctuate significantly in the future. Our financial results are unpredictable and may fluctuate, for among other reasons, due to:

●	commercial sales of our products;

●	our achievement of product development objectives and milestones;

●	clinical trial enrollment and expenses;

●	research and development expenses; and

●	the timing and nature of contract manufacturing and contract research payments.

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A high portion of our costs are predetermined on an annual basis, due in part to our significant research and development costs. Thus, small declines in revenue could disproportionately affect financial results in a quarter. Because of these factors, our financial results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our share price to decline.

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit the commercialization of TELOMIR-1 and our product candidates.

Although we have never had any product liability claims or lawsuits brought against us, we face potential product liability exposure related to the testing of our product candidates in human clinical trials. We may face exposure to claims by an even greater number of persons when we begin to market and distribute our products commercially in the U.S., Europe and elsewhere. Now, and in the future, an individual may bring a liability claim against us alleging that TELOMIR-1 or one of our product candidates caused an injury. While we continue to take what we believe are appropriate precautions, we may be unable to avoid significant liability if any product liability lawsuit is brought against us. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for TELOMIR-1 and our product candidates if such product candidates are approved;
●	injury to our reputation;
●	withdrawal of clinical trial participants;
●	costs of related litigation;
●	substantial monetary awards to patients and others;
●	increased cost of liability insurance;
●	loss of revenue; and
●	the inability to successfully commercialize our products.

Counterfeit versions of our products could harm our business.

Counterfeiting activities and the presence of counterfeit products in a number of markets and over the Internet continue to be a challenge for maintaining a safe drug supply for the pharmaceutical industry. Counterfeit products are frequently unsafe or ineffective and can be life-threatening. To distributors and users, counterfeit products may be visually indistinguishable from the authentic version. Reports of adverse reactions to counterfeit drugs along with increased levels of counterfeiting could be mistakenly attributed to the authentic product, affect patient confidence in the authentic product and harm the business of companies such as ours. If our products were to be the subject of counterfeits, we could incur reputational and financial harm.

We depend upon our key personnel and our ability to attract and retain employees.

Our future growth and success depend on our ability to recruit, retain, manage, and motivate our employees. The inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Due to the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical, and managerial personnel. The competition for qualified personnel in the pharmaceutical field is intense. Due to this intense competition, we may be unable to continue to attract and retain the qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

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Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or foreign regulations, provide accurate information to FDA or other regulatory authorities, comply with applicable manufacturing standards, comply with other foreign, federal, and state laws and regulations, report information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information, including information obtained during clinical trials, or illegal appropriation of drug products, which could result in government investigations and serious harm to our reputation. The precautions we take to detect and prevent these prohibited activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope, or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the government of the U.S. and other countries in which we operate or plan to operate, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, and currency exchange regulations, (collectively referred to as the “Trade Control laws”).

However, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity, as well as our reputation. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control laws by the U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Our proprietary information, or that of our customers, suppliers, and business partners, may be lost or we may suffer security breaches.

In the ordinary course of our business, we will collect and store sensitive data, including valuable and commercially sensitive intellectual property, clinical trial data, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers, clinical trial subjects and employees, and patients, on our networks, and with our third-party cloud service providers. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure, and that of our third parties, may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and our ability to conduct clinical trials, which could adversely affect our business and reputation and lead to delays in gaining regulatory approvals for TELOMIR-1 or other product candidates.

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Failure of our information technology systems, including cybersecurity attacks or other data security incidents, could significantly disrupt the operation of our business.

Our business is increasingly dependent on critical, complex, and interdependent information technology (“IT”) systems, including internet-based systems, some of which are managed or hosted by third parties, to support business processes as well as internal and external communications. The size and complexity of our IT systems make us potentially vulnerable to IT system breakdowns, malicious intrusion, and computer viruses, which may result in the impairment of our ability to operate our business effectively.

We are continuously evaluating and, where appropriate, enhancing our IT systems to address our planned growth, including to support our planned manufacturing operations. There are inherent costs and risks associated with implementing the enhancements to our IT systems, including potential delays in access to, or errors in, critical business and financial information, substantial capital expenditures, additional administrative time and operating expenses, retention of sufficiently skilled personnel to implement and operate the enhanced systems, demands on management time, and costs of delays or difficulties in transitioning to the enhanced systems, any of which could harm our business and results of operations. In addition, the implementation of enhancements to our IT systems may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, our systems and the systems of our third-party providers and collaborators are potentially vulnerable to data security breaches which may expose sensitive data to unauthorized persons or to the public. Such data security breaches could lead to the loss of confidential information, trade secrets or other intellectual property, could lead to the public exposure of personal information (including personally identifiable information or individually identifiable health information) of our employees, clinical trial patients, customers, business partners, and others, could lead to potential identity theft, or could lead to reputational harm. Data security breaches could also result in loss of clinical trial data or damage to the integrity of that data. In addition, the increased use of social media by our employees and contractors could result in inadvertent disclosure of sensitive data or personal information, including but not limited to, confidential information, trade secrets and other intellectual property.

Any such disruption or security breach, as well as any action by us or our employees or contractors that might be inconsistent with the rapidly evolving data privacy and security laws and regulations applicable within the United States and elsewhere where we conduct business, could result in enforcement actions by U.S. states, the U.S. federal government or foreign governments, liability or sanctions under data privacy laws, including healthcare laws such as HIPAA, that protect certain types of sensitive information, regulatory penalties, other legal proceedings such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to our development programs, business operations and collaborations, diversion of management efforts and damage to our reputation, which could harm our business and operations. Because of the rapidly moving nature of technology and the increasing sophistication of cybersecurity threats, our measures to prevent, respond to and minimize such risks may be unsuccessful.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we, our vendors, and our third-party cloud service providers may collect and store sensitive data, including legally protected patient health information, credit card information, personally identifiable information about our employees and patients, intellectual property, and proprietary business information. We manage and maintain our applications and data utilizing cloud-based and on-site systems. These applications and data encompass a wide variety of business-critical information including research and development information, commercial information and business and financial information.

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The secure processing, storage, maintenance, and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers, or viruses, breaches, or interruptions due to employee error, malfeasance or other disruptions, or lapses in compliance with privacy and security mandates. Any such virus, breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. We have measures in place that are designed to prevent, and if necessary to detect and respond to such security incidents, breaches of privacy, and security mandates. However, in the future, any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as HIPAA in the United States and the General Data Protection Regulation in the European Union, or GDPR, government enforcement actions and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to process samples, provide test results, share and monitor safety data, bill payers or patients, provide customer support services, conduct research and development activities, process and prepare company financial information, manage various general and administrative aspects of our business and may damage our reputation, any of which could adversely affect our business, financial condition and results of operations.

Legislative or regulatory reform of the health care system in the U.S. may affect our ability to profitably sell our products, if approved.

Our ability to commercialize our future products successfully, alone or with collaborators, will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers and other third-party payers. The continuing efforts of the U.S., European, and foreign governments, insurance companies, managed care organizations and other payers for health care services to contain or reduce health care costs may adversely affect our ability to set prices for our products which we believe are fair, and our ability to generate revenues and achieve and maintain profitability.

Specifically, in both the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably.

We expect additional federal and state legislative proposals for health care reform, which could limit the prices that can be charged for the products we develop and may limit our commercial opportunity.

The continuing efforts of government and other third-party payers to contain or reduce the costs of health care through various means may limit our commercial opportunity. It will be time-consuming and expensive for us to go through the process of seeking coverage and reimbursement from Medicare, Medicaid, and other governmental health programs and from private payers. Our products may not be considered cost-effective, and government and third-party private health insurance coverage and reimbursement may not be available to patients for any of our future products or sufficient to allow us to sell our products on a competitive and profitable basis. Our results of operations could be adversely affected by the Patient Protection and Affordable Care Act (the “ACA”), changes to the ACA, and by other health care reforms that may be enacted or adopted in the future. In addition, increasing emphasis on managed care in the U.S. will continue to put downward pressure on the pricing of pharmaceutical products. Cost-control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our ability to generate revenue in the U.S. market and maintain profitability.

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We may acquire other companies which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire businesses, products, or technologies that we believe could complement or expand our product offerings, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, effectively manage the combined business following the acquisition or realize anticipated cost savings or synergies. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

●	incurrence of acquisition-related costs;

●	diversion of management’s attention from other business concerns;

●	unanticipated costs or liabilities associated with the acquisition;

●	harm to our existing business relationships with collaboration partners as a result of the acquisition;

●	harm to our brand and reputation;

●	the potential loss of key employees;

●	use of resources that are needed in other parts of our business; and

●	use of substantial portions of our available cash to consummate the acquisition.

In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results arising from the impairment assessment process. Acquisitions may also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our business, results of operations and financial condition may be adversely affected.

Risks Related to Development and Regulatory Approval of Our Product Candidates

Clinical trials for our product candidates are expensive, time-consuming, uncertain, and susceptible to change, delay or termination. The results of clinical trials are open to differing interpretations.

Clinical trials are expensive, time consuming and difficult to design and implement. Regulatory agencies may analyze or interpret the results differently than us. Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may take significantly longer to complete. In addition, we, the FDA, or other regulatory authorities, including state and local authorities, or an Institutional Review Board, or IRB, with respect to a trial at its institution, may suspend, delay or terminate our clinical trials at any time, require us to conduct additional clinical trials, require a particular clinical trial to continue for a longer duration than originally planned, require a change to our development plans such that we conduct clinical trials for a product candidate in a different order, e.g., in a step-wise fashion rather than running two trials of the same product candidate in parallel, or the DEA could suspend or terminate the registrations and quota allotments we require in order to procure and handle controlled substances, for various reasons, including:

●	lack of effectiveness of any product candidate during clinical trials;

●	discovery of serious or unexpected toxicities or side effects experienced by trial participants or other safety issues, such as drug interactions, including those which cause confounding changes to the levels of other concomitant medications;

●	slower than expected rates of subject recruitment and enrollment rates in clinical trials;

●	difficulty in retaining subjects who have initiated a clinical trial but may withdraw at any time due to adverse side effects from the therapy, insufficient efficacy, fatigue with the clinical trial process or for any other reason;

●	the evolving effects of the COVID-19 pandemic;

●	delays or inability in manufacturing or obtaining sufficient quantities of materials for use in clinical trials due to regulatory and manufacturing constraints;

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●	inadequacy of or changes in our manufacturing process or product formulation;

●	delays in obtaining regulatory authorization to commence a trial, including “clinical holds” or delays requiring suspension or termination of a trial by a regulatory agency, such as the FDA, before or after a trial is commenced;

●	changes in applicable regulatory policies and regulation, including changes to requirements imposed on the extent, nature, or timing of studies;

●	delays or failure in reaching agreement on acceptable terms in clinical trial contracts or protocols with prospective clinical trial sites;

●	uncertainty regarding proper dosing;

●	delay or failure to supply product for use in clinical trials which conforms to regulatory specification;

●	unfavorable results from ongoing pre-clinical studies and clinical trials;

●	failure of our contract research organizations, or CROs, or other third-party contractors to comply with all contractual requirements or to perform their services in a timely or acceptable manner;

●	failure by us, our employees, our CROs or their employees to comply with all applicable FDA or other regulatory requirements relating to the conduct of clinical trials or the handling, storage, security, and recordkeeping;

●	scheduling conflicts with participating clinicians and clinical institutions;

●	failure to design appropriate clinical trial protocols;

●	insufficient data to support regulatory approval;

●	inability or unwillingness of medical investigators to follow our clinical protocols; or

●	difficulty in maintaining contact with patients during or after treatment, which may result in incomplete data.

Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Any failure by us to comply with existing regulations could harm our reputation and operating results.

We are subject to extensive regulation by U.S. federal and state governments in each of the markets where we have product candidates progressing through the approval process.

We must also adhere to all regulatory requirements including FDA’s Good Laboratory Practice, Good Clinical Practice, and current Good Manufacturing Practices requirements (“cGMP”) pharmacovigilance requirements, advertising, and promotion restrictions, reporting and recordkeeping requirements. If we or our suppliers fail to comply with applicable regulations, including FDA pre-or post-approval cGMP requirements, then FDA could sanction us. Even if a drug is FDA-approved, regulatory authorities may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing trials. TELOMIR-1, and any of our product candidates that may be approved in the U.S. in the future, will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, distribution, import, export, advertising, promotion, sampling, recordkeeping and submission of safety and other post-market information, including both federal and state requirements in the U.S. In addition, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to GMP. As such, we, and our contract manufacturers (in the event contract manufacturers are appointed in the future) are subject to continual review and periodic inspections to assess compliance with GMP. Accordingly, we and others with whom we work must continue to spend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, quality control and quality assurance. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label.

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If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of the product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may:

●	issue untitled or warning letters;

●	seek to enjoin our activities;

●	impose civil or criminal penalties;

●	suspend regulatory approval;

●	suspend any of our ongoing clinical trials;

●	refuse to approve pending applications or supplements to approved applications submitted by us;

●	impose restrictions on our operations, including by requiring us to enter into a Corporate Integrity Agreement or closing our contract manufacturers’ facilities, if any; or

●	seize or detain products or require a product recall.

In addition, any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our business and our operating results may be adversely affected.

Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation. We expend significant resources on compliance efforts and such expenses are unpredictable and might adversely affect our results. Changing laws, regulations and standards might also create uncertainty, higher expenses and increase insurance costs. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment might result in increased management and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We are subject to federal and state healthcare laws and regulations and implementation of or changes to such healthcare laws and regulations could adversely affect our business and results of operations.

In the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our product candidates. If we are found to be in violation of any of these laws or any other federal or state regulations, we may be subject to administrative, civil and/or criminal penalties, damages, fines, individual imprisonment, exclusion from federal health care programs and the restructuring of our operations. Any of these could have a material adverse effect on our business and financial results. Since many of these laws have not been fully interpreted by the courts, there is an increased risk that we may be found in violation of one or more of their provisions. Any action against us for violation of these laws, even if we ultimately are successful in our defense, will cause us to incur significant legal expenses and divert our management’s attention away from the operation of our business.

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We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we may receive for any approved product. There have been judicial challenges to certain aspects of the ACA and numerous legislative attempts to repeal and/or replace the ACA in whole or in part, and we expect there will be additional challenges and amendments to the ACA in the future. At this time, the full effect that the ACA will have on our business in the future remains unclear. An expansion in the government’s role in the U.S. healthcare industry may cause general downward pressure on the prices of prescription drug products, lower reimbursements, or any other product for which we obtain regulatory approval, reduce product utilization, and adversely affect our business and results of operations. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize products for which we may receive regulatory approval.

The regulatory approval processes with the FDA are lengthy and inherently unpredictable.

We are not permitted to market our drug candidates as medicines in the United States or other countries until we receive approval of a New Drug Application (“NDA”) from the FDA or in any foreign countries until we receive the approval from the regulatory authorities of such countries. Prior to submitting an NDA to the FDA for approval of our drug candidates we will need to have completed our pre-clinical studies and clinical trials and demonstrate that our products meet all applicable standards of identity, strength, quality, and purity throughout their expiration date. Successfully completing any clinical program and obtaining approval of an NDA is a complex, lengthy, expensive, and uncertain process, and the FDA (or other country medicines regulatory body) may delay, limit, or deny approval of product candidates for many reasons, including, among others, because:

●	an inability to demonstrate that our product candidates are safe and effective in treating patients to the satisfaction of the FDA;

●	results of clinical trials that may not meet the level of statistical or clinical significance required by the FDA;

●	disagreements with the FDA with respect to the number, design, size, conduct or implementation of clinical trials;

●	requirements by the FDA to conduct additional clinical trials;

●	disapproval by the FDA of certain formulations, labeling or specifications of product candidates;

●	findings by the FDA that the data from pre-clinical studies and clinical trials are insufficient;

●	findings by the FDA that our API or finished products do not meet all applicable standards of identity, strength, quality, and purity;

●	the FDA may disagree with the interpretation of data from pre-clinical studies and clinical trials; and

●	the FDA may change their approval policies or adopt new regulations.

Any of these factors, many of which are beyond our control, could increase development time and / or costs or jeopardize our ability to obtain regulatory approval for our drug candidates.

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There is a high rate of failure for drug candidates proceeding through clinical trials.

Generally, there is a high rate of failure for drug candidates proceeding through clinical trials. We may suffer significant setbacks in our clinical trials similar to the experience of a number of other companies in the pharmaceutical and biotechnology industries, even after receiving promising results in earlier trials. Further, even if we view the results of a clinical trial to be positive, FDA may disagree with our interpretation of the data. In the event that we obtain negative results from clinical trials for product candidates or other problems related to potential chemistry, manufacturing and control issues or other hurdles occur and our product candidates are not approved, we may not be able to generate sufficient revenue or obtain financing to continue our operations, our ability to execute on our current business plan may be materially impaired, our reputation in the industry and in the investment community might be significantly damaged and the price of our common stock could decrease significantly. In addition, our inability to properly design, commence and complete clinical trials may negatively impact the timing and results of our clinical trials and ability to seek approvals for our drug candidates.

If we are found in violation of federal or state “fraud and abuse” laws, we may be required to pay a penalty and/or be suspended from participation in federal or state health care programs, which may adversely affect our business, financial condition, and results of operations.

In the United States, we are subject to various federal and state health care “fraud and abuse” laws, including anti-kickback laws, false claims laws and other laws intended to reduce fraud and abuse in federal and state health care programs, which could affect us particularly upon successful commercialization of our products in the U.S. The Medicare and Medicaid Patient Protection Act of 1987, or federal Anti-Kickback Statute, makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and wilfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug for which payment may be made under a federal health care program, such as Medicare or Medicaid. Under federal law, some arrangements, known as safe harbors, are deemed not to violate the federal Anti-Kickback Statute. Although we seek to structure our business arrangements in compliance with all applicable requirements, it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that our practices may be challenged under the federal Anti-Kickback Statute and Federal False Claims Act. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and/or exclusion or suspension from federal and state health care programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under the false claims laws of several states.

Many states have adopted laws similar to the federal anti-kickback statute, some of which apply to the referral of patients for health care services reimbursed by any source, not just governmental payers. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement, we could be subject to penalties.

Neither the government nor the courts have provided definitive guidance on the application of fraud and abuse laws to our business. Law enforcement authorities are increasingly focused on enforcing these laws, and it is possible that some of our practices may be challenged under these laws. While we believe we have structured our business arrangements to comply with these laws, it is possible that the government could allege violations of, or convict us of violating, these laws. If we are found in violation of one of these laws, we could be required to pay a penalty and could be suspended or excluded from participation in federal or state health care programs, and our business, results of operations and financial condition may be adversely affected.

Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product candidates, limit the scope of any approved label or market acceptance, or cause the recall or loss of marketing approval of products that are already marketed.

If any of our product candidates prior to or after any approval for commercial sale, cause serious or unexpected side effects, or are associated with other safety risks such as misuse, abuse or diversion, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may interrupt, delay or halt clinical trials;

●	regulatory authorities may deny regulatory approval of our product candidates;

●	regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, and/or impose restrictions on distribution in the form of a Risk Evaluation and Mitigation Strategy (“REMS”) in connection with approval or post-approval;

●	regulatory authorities may withdraw their approval, require more onerous labeling statements, impose a more restrictive REMS, or require us to recall any product that is approved;

●	we may be required to change the way the product is administered or conduct additional clinical trials;

●	our relationships with our collaboration partners may suffer;

●	we could be sued and held liable for harm caused to patients; or

●	our reputation may suffer. The reputational risk is heightened with respect to those of our product candidates that are being developed for pediatric indications.

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We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our product candidates are unlikely to receive regulatory approval or unlikely to be successfully commercialized. Following receipt of approval for commercial sale of a product we may voluntarily withdraw or recall that product from the market if at any time we believe that its use, or a person’s exposure to it, may cause adverse health consequences or death. To date we have not withdrawn, recalled, or taken any other action, voluntary or mandatory, to remove an approved product from the market. In addition, regulatory agencies, IRBs, or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. Although we have never been asked by a regulatory agency, IRB, or data safety monitoring board to discontinue a clinical trial temporarily or permanently, if we elect or are forced to suspend or terminate a clinical trial of any of our product candidates, the commercial prospects for that product will be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events may result in labeling statements such as warnings or contraindications. In addition, such events or labeling could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product candidates and impair our ability to generate revenue from the commercialization of these products either by us or by our collaboration partners.

Risks Related to Our Reliance Upon Third Parties

Our existing collaboration arrangements and any that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

We may seek additional collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our product candidates. We may, with respect to our product candidates, enter into new arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for each product candidate, both in the U.S. and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators and the terms of any collaboration or other arrangements that we may establish may not be favorable to us.

Any existing or future collaboration that we enter may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding development, intellectual property, regulatory or commercialization matters can lead to delays in the development process or commercialization of the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Any such termination or expiration could harm our business reputation and may adversely affect us financially.

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We depend on a limited number of suppliers for materials and components required to manufacture our product candidates. The loss of these suppliers, or their failure to supply us on a timely basis, could cause delays in our current and future capacity and adversely affect our business.

We depend on a limited number of suppliers for the materials and components required to manufacture our product candidates. As a result, we may not be able to obtain sufficient quantities of critical materials and components in the future. A delay or interruption by our suppliers may also harm our business, results of operations and financial condition. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our dependence on single-source suppliers exposes us to numerous risks, including the following: our suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms; our suppliers may become insolvent or cease trading; we may be unable to locate a suitable replacement supplier on acceptable terms or on a timely basis, or at all; and delays caused by supply issues may harm our reputation, frustrate our customers and cause them to turn to our competitors for future needs.

We maintain our cash at financial institutions, at times in balances that exceed federally insured limits. The failure of financial institutions could adversely affect our ability to pay operational expenses or make other payments.

Our cash held in non-interest-bearing and interest-bearing accounts can at times exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders’ access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that we may experience in the future or inability for a material time period to access our cash and cash equivalents could have an adverse effect on our ability to pay our operational expenses or make other payments, which could adversely affect our business.

Risks Related to Our Intellectual Property

We may not be able to adequately protect our product candidates or our proprietary technology in the marketplace.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. We may rely upon a combination of patents, trade secret protection (i.e., know-how), trademarks, licenses, and confidentiality agreements to protect the intellectual property of our product candidates. The strengths of patents in the pharmaceutical field involve complex legal and scientific questions and can be uncertain. Where appropriate, we seek patent protection for certain aspects of our products and technology. However, patent protection for naturally occurring compounds is exceedingly difficult to obtain, defend and enforce. Filing, prosecuting and defending patents throughout the world would be prohibitively expensive, so our policy is to look to patent technologies with commercial potential in jurisdictions with significant commercial opportunities. However, patent protection may not be available for some of the products or technology we are developing. If we must spend significant time and money protecting, defending, or enforcing our patents, designing around patents held by others or licensing, potentially for large fees, patents or other proprietary rights held by others, our business, results of operations and financial condition may be harmed. We may not develop additional proprietary products that are patentable.

The patent positions of pharmaceutical products are complex and uncertain. Although we have sought and expect to continue to seek patent protection for our product candidates, their methods of use, and methods of manufacture, any, or all of them may not be subject to effective patent protection. If any of our products are approved and marketed for an indication for which we do not have an issued patent, our ability to use our patents to prevent a competitor from commercializing a non-branded version of our commercial products for that non-patented indication could be significantly impaired or even eliminated.

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Publication of information related to our product candidates by us, or others may prevent us from obtaining or enforcing patents relating to these products and product candidates. Furthermore, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, any of our issued patents may be opposed and/or declared invalid or unenforceable. If we fail to adequately protect our intellectual property, we may face competition from companies who attempt to create a generic product to compete with our product candidates. We may also face competition from companies who develop a substantially similar product to one of our product candidates that is not covered by any of our patents.

Many companies have encountered significant problems in protecting, defending and enforcing intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property rights, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Currently, we do not own the rights to the intellectual property and technology that will be used to commercially develop our initial product candidate, TELOMIR-1. MIRALOGX, which is a separate intellectual property development company owned by a trust established by the Company’s founder, holds the patent rights to TELOMIR-1, which are currently comprised of a pending patent application. We have an exclusive, license from MIRALOGX to develop and commercialize TELOMIR-1 in the U.S. for human applications. The term of the license will continue through the date of the expiration of the last-to-expire licensed patent or, if later, the date of the expiration of the last strategic partnership/sublicensing agreement covering the licensed products. The licensed patent rights are expected to extend through 2043. We expect additional patent terms may be awarded, including additional patent terms based on the time for regulatory review of drug products. There are no up-front, execution, or milestone payments required under the license agreement. Further, no payments have been made to date under the agreement. We are also required to pay an 8% royalty on net sales or revenue in exchange for an exclusive, worldwide license to patent rights, and we may bring suit in our own name to enforce our patent rights under the license agreement. In the event we are unable to enforce our rights under the agreement or are unable to detect unauthorized use of our intellectual property, we may lose the benefit of the licensed rights used to commercially develop TELOMIR-1. MIRALOGX will control the prosecution of the patent applications for TELOMIR-1.

If third parties claim that the Company’s intellectual property, products, processes, or anything else used by us infringes upon their intellectual property, our operating profits could be adversely affected.

There is a substantial amount of litigation, both within and outside the U.S., involving patent and other intellectual property rights in the pharmaceutical industry. We may, from time to time, be notified of claims that we are infringing upon patents, trademarks, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us, our commercial partners or any third-party proprietary technologies we have licensed. If we were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party that we were licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, including damages of up to three times the damages found or assessed, if the infringement is found to be willful, suspend the manufacture of certain products or reengineer or rebrand our products, if feasible, or we may be unable to enter certain new product markets. Any such claims could also be expensive and time consuming to defend and divert management’s attention and resources. Our competitive position could suffer as a result. In addition, if we have declined or failed to enter into a valid non-disclosure or assignment agreement for any reason, we may not own the invention or our intellectual property, and our products may not be adequately protected. Thus, we cannot guarantee that our product candidates, or our commercialization thereof, does not and will not infringe any third party’s intellectual property.

We have been granted a license to the right to develop TELOMIR-1 in the United States in human application, but we have not been granted a license to the rights to patents covering TELOMIR-1 in foreign jurisdictions and have not been granted rights in non-human applications.

We have been granted a license to the right to develop TELOMIR-1 in the United States but not in countries outside the United States, as MIRALOGX has retained all rights outside the United States and may license such rights to other parties. Accordingly, MIRALOGX potentially could develop a competing product for such jurisdictions outside of the United States. Additionally, our license rights to TELOMIR-1 extend only to human applications and do not extend to animal application or other non-human applications.

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Risks Relating to our Common Stock

Because of the speculative nature of investment risk, you may lose your entire investment.

An investment in our securities carries a high degree of risk and should be considered as a speculative investment. We have a limited operating history, no revenues, have not paid dividends, and are unlikely to pay dividends in the immediate or near future. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in our securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in our securities.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a reporting issuer, we will be subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on its systems and resources. Applicable securities laws will require us to, among other things, file certain annual and quarterly reports with respect to its business and results of operations. In addition, applicable securities laws require us to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting.

In order to maintain and, if required, improve its disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required. Specifically, due to the increasing complexity of its transactions, it is anticipated that we will improve our disclosure controls and procedures and internal control over financial reporting primarily through the continued development and implementation of formal policies, improved processes and documentation procedures, as well as the continued sourcing of additional finance resources. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. To comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase its costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, which could adversely affect our business and financial results.

As a public company subject to these rules and regulations, we may find it more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of its Board, particularly to serve on its Audit Committee and Compensation Committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in its favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm its business and results of operations.

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We are an “emerging growth company” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make shares of our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company until the fifth anniversary of the fiscal year end date following the completion of this offering, however, our status would change more quickly if we have more than US$1.235 billion in annual revenue, if the market value of our shares of common stock held by non-affiliates equals or exceeds US$700 million as of June 30 of any year, or we issue more than US$1.0 billion of non-convertible debt over a three-year period before the end of that period.

Investors could find our shares less attractive if we choose to rely on these exemptions. If some investors find shares less attractive as a result of any choice to reduce future disclosure, there may be a less active trading market for our shares and our share price may be more volatile.

For as long as we are an “emerging growth company”, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” until the fifth anniversary of the fiscal year end date following the completion of this offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We are a “smaller reporting company” and, even if we no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either: (i) the market value of our shares of common stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30th; or (ii) our annual revenues did not equal or exceed $100 million during such completed fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make the comparison of our financial statements with other public companies difficult or impossible.

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Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not use our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering to advance the clinical development of our programs, to fund our research and development activities and to fund working capital and for general corporate purposes. Our management might not be able to yield a significant return, if any, on any investment or use of these net proceeds. You will not have the opportunity to influence the decision on how to use the net proceeds from this offering.

If we fail to maintain compliance with Nasdaq Listing Rules, our shares may be delisted from Nasdaq, which would result in a limited trading market for our shares and make obtaining future debt or equity financing more difficult for the Company.

We intend to apply to have shares of our common stock sold in this offering listed on the Nasdaq under the symbol “TELO”. However, there is no assurance that we will be able to continue to maintain our compliance with the Nasdaq continued listing requirements. If we fail to do so, our securities may be de-listed and cease trading on Nasdaq. As a result, selling our securities could be more difficult because smaller quantities of shares or warrants would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers would face certain regulatory requirements which may discourage them from effecting transactions in the securities and further limit the liquidity of the securities. These factors could result in lower prices and larger spreads in the bid and ask prices for the securities. Such delisting from Nasdaq and continued or further declines in the share price of the securities could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If our shares were to be delisted from Nasdaq, they may become subject to the SEC’s “penny stock” rules.

Delisting from Nasdaq may cause the securities of the Company to become subject to the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, and that is not listed on a national securities exchange, such as Nasdaq subject to certain exemptions. Therefore, if shares of our common stock were to be delisted from Nasdaq, the securities of the Company could become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction, and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained in the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell the shares of our common stock. Since the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our existing stockholders paid less than the assumed public offering price when they acquired their shares of common stock. Based upon the issuance and sale of [●] shares of common stock by us in this offering at an assumed public offering price of $[●] per share, you will incur immediate dilution of in the net tangible book value per share. If the underwriters exercise their over-allotment option, or if outstanding options to purchase shares of our common stock are exercised, investors will experience additional dilution. For more information, see “Dilution”.

There is no existing market for our securities and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our securities. We cannot assure you that an active trading market for shares of our common stock will develop following this offering, or if it does develop, it may not be maintained. You may not be able to sell your shares of our common stock quickly or at the market price if trading in our securities is not active. The initial public offering price for the shares of common stock offered hereby will be determined by negotiations between us and the underwriter and may not be indicative of prices that will prevail in the trading market.

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Some provisions of Florida law and our amended and restated articles of incorporation and amended and restated bylaws that will be in effect immediately prior to the completion of this offering may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.

Upon the closing of this offering, our status as a Florida corporation and the anti-takeover provisions of the Florida Business Corporation Act, which we sometimes refer to as the FBCA, may discourage, delay or prevent a change in control even if a change in control would be beneficial to our shareholders.

The control share acquisition statute, Section 607.0902 of the FBCA, generally provides that in the event a person acquires voting shares of the company in excess of 20% of the voting power of all of our issued and outstanding shares, such acquired shares will not have any voting rights unless such rights are restored by the holders of a majority of the votes of each class or series entitled to vote separately, excluding shares held by the person acquiring the control shares or any of our officers or employees who are also directors of the company. Certain acquisitions of shares are exempt from these rules, such as shares acquired pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer, pursuant to a merger or share exchange effected in compliance with the FBCA if we are a party to the agreement, or pursuant to an acquisition of our shares if the acquisition has been approved by our board of directors before the acquisition. The control share acquisition statute generally applies to any “issuing public corporation,” which means a Florida corporation which has:

●	One hundred or more shareholders;

●	Its principal place of business, its principal office, or substantial assets within Florida; and

●	Either (i) more than 10% of its shareholders are resident in Florida; (ii) more than 10% of its shares are owned by residents of Florida; or (iii) one thousand shareholders are resident in Florida.

The affiliated transaction (or so-called “business combination”) statute, Section 607.0901 of the FBCA, provides that we may not engage in certain mergers, consolidations, sales of assets, issuances of stock, reclassifications, recapitalizations, and other affiliated transactions with any “interested shareholder” for a period of three years following the time that such shareholder became an interested shareholder, unless:

●	Prior to the time that such shareholder became an interested shareholder, our board of directors approved either the affiliated transaction or the transaction which resulted in the shareholder becoming an interested shareholder; or

●	Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or

●	At or subsequent to the time that such shareholder became an interested shareholder, the affiliated transaction is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested shareholder.

An “interested shareholder” is generally defined as any person who is the beneficial owner of more than 15% of our outstanding voting shares.

The voting requirements set forth above do not apply to a particular affiliated transaction if one or more conditions are met, including, but not limited to, the following: if the affiliated transaction has been approved by a majority of our disinterested directors; if we have not had more than 300 shareholders of record at any time during the three years preceding the date the affiliated transaction is announced; if the interested shareholder has been the beneficial owner of at least 80% of our outstanding voting shares for at least three years preceding the date the affiliated transaction is announced; or if the consideration to be paid to the holders of each class or series of voting shares in the affiliated transaction meets certain requirements of the statute with respect to form and amount, among other things.

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Both the control share acquisition statute and the affiliated transactions statute may have the effect of discouraging or preventing certain change of control or takeover transactions involving us.

In addition, our amended and restated articles of incorporation and amended and restated bylaws that will be in effect immediately prior to the completion of this offering contain provisions that may make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our shareholders, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions include:

●	nothing in our amended and restated articles of incorporation precludes future issuances without shareholder approval of the authorized but unissued shares of our common stock;

●	advance notice procedures apply for shareholders to nominate candidates for election as directors or to bring matters before an annual meeting of shareholders;

●	a special meeting of shareholders can only be called by our chairman of the board of directors, our chief executive officer, our president (in the absence of a chief executive officer), a majority of our board of directors or the holders of 10% or more of all of our votes entitled to be cast on any issue proposed to be considered at the special meeting of shareholders;

●	no provision in our amended and restated articles of incorporation or amended and restated bylaws provides for cumulative voting, which limits the ability of minority shareholders to elect director candidates;

●	directors will only be able to be removed for cause;

●	our amended and restated articles of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

●	certain litigation against us can only be brought in Florida.

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See “Description of Capital Stock.”

Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering designates the state courts located within the state of Florida as the exclusive forum for substantially all disputes between us and our shareholders and the federal district courts as the exclusive forum for Securities Act claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our shareholders, (iii) any action arising pursuant to any provision of the FBCA, our amended and restated articles of incorporation or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state court located within the state of Florida (or, if a state court located within the state of Florida does not have jurisdiction, the federal district court for the Middle District of Florida); provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated bylaws that will be in effect immediately prior to the completion of this offering also provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

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By becoming a shareholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated bylaws related to choice of forum. The choice of forum provisions in our amended and restated bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. Additionally, the enforceability of choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated bylaws to be inapplicable or unenforceable in such action. If so, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Securities or industry analysts may not regularly publish reports on us, which could cause the price of our securities or trading volumes to decline.

The trading market for our securities could be influenced by research and reports that industry and/or securities analysts may publish us, our business, the market or our competitors. We do not have any control over these analysts and cannot be assured that such analysts will cover us or provide favorable coverage. If any of the analysts who may cover our business change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analysts who may cover our business were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our securities or trading volumes to decline.

We will likely conduct further offerings of our equity securities in the future, in which case your proportionate interest may become diluted.

We will likely be required to conduct equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If our common stock shares are issued in return for additional funds, the price per share could be lower than that paid by our current shareholders. We anticipate continuing to rely on equity sales of our common stock shares in order to fund our business operations. If we issue additional common stock shares or securities convertible into shares of our common stock, your percentage interest in us could become diluted.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation authorizes us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

We have never declared or paid any cash dividends or distributions on our capital stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

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The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

USE OF PROCEEDS

The net proceeds to us from the sale of shares of common stock by us in this offering will be approximately $[●] million, assuming an initial public offering price of $[●] per share (the midpoint of the range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering as follows:

●	approximately $[●] million to advance our clinical development programs, including:

	○	approximately $[●] million to fund our pre-clinical animal toxicology studies and CMC activities,

	○	approximately $[●] million for expenses associated with our initial IND application, and

	○	approximately $[●] million for expenses relating to our Phase I clinical trials for TELOMIR-1; and

●	the remaining amounts to fund working capital and general corporate purposes.

Based on our current operating plan, we believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to fund our development and research activities through [●].

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

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DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving dividends.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents, as well as our total capitalization, as of June 30, 2023:

●	on an actual basis;

●	on an as adjusted basis to give effect to our issuance and sale of [●] shares of our common stock in this offering (assuming no exercise of the underwriters’ overallotment option) at an assumed initial public offering price of $[●] per share (the midpoint of the range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

As of June 30, 2023
	Actual	As Adjusted (1)
	(unaudited)	(unaudited)

Cash	$	$-
Debt
Related party line of credit	$
Other liabilities
Stockholders’ deficit:
Preferred Stock, no par value, 5,000,000 shares authorized and none issued or outstanding, actual: [●] shares authorized and none issued or outstanding, as adjusted		-
Common Stock, no par value; 95,000,000 shares authorized, 55,549,451 issued and outstanding, actual; shares authorized and [●] shares issued and outstanding, as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ deficit
Total capitalization	$	$-

(1)	A $1.00 increase or decrease in the assumed initial public offering price per share of our common stock would increase or decrease each of cash, additional paid-in-capital and total capitalization on an as adjusted basis by approximately $[●], assuming the number of shares of our common stock offered by us remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Dilution in pro forma net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities and common stock in stockholders’ equity (deficit) by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of June 30, 2023, was approximately $[●], or $[●] per share. After giving effect to the sale by us of shares of our common stock in this offering at the assumed public offering price of $[●] per share, the midpoint of the price range per share, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2023, would have been $[●] million, or $[●] per share. This represents an immediate increase in pro forma net tangible book value of $[●] per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $[●] per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Public offering price per share of common stock		$
Historical net tangible book value (deficit) per share as of June 30, 2023	$
Increase per share attributable to new investors purchasing shares of common stock in this offering
Pro forma net tangible book value per share immediately after this offering
Dilution in pro forma net tangible book value per share to new common stock investors in this offering		$

The following table presents, on a pro forma basis as of June 30, 2023, after giving effect to the sale by us of shares of our common stock in this offering at the assumed offering price of $[●] per share, the difference between the directors, officers and their affiliates and the new investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by such persons during the last five years and new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
($ in millions)
Directors, officers and their affiliates			%	$		%	$
New investors			%			%
Total			%	$		%

If the underwriters exercise in full their option to purchase [●] additional shares of our common stock from us in this offering, the pro forma net tangible book value (deficit) per share after this offering would be $[●] per share and the dilution to new investors in this offering would be $[●] per share. If the underwriters exercise such option in full, the number of shares held by new investors will increase to approximately shares of our common stock, or approximately [●]% of the total number of shares of our common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed public offering price of $[●] per share would increase (decrease) the as-adjusted net tangible book value per share by $[●], and the dilution per share to new investors in this offering by $[●], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity, as common stock, or other securities that are convertible into our common stock, such as convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of our results of operations and financial condition. You should read the following discussion and analysis of our results of operations and financial condition together with our financial statements and related notes and other information included elsewhere in this prospectus.

In addition to historical financial information, this discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a pre-clinical-stage pharmaceutical company focused on the development and commercialization of TELOMIR-1, a novel small molecule being developed to function as an oral in situ therapeutic treatment for human stem cells. Our initial focus will be on treatments to inhibit the production of pro-inflammatory cytokines, such as IL-17, by oral administration of TELOMIR-1 as a therapeutic treatment for stem cells in situ. Our goal is to advance the clinical development of TELOMIR-1 in the United States for the treatment of age-related inflammatory conditions such as hemochromatosis and osteoarthritis, as well as in post-chemotherapy recovery, with our initial targeted indications being hemochromatosis and post-chemotherapy recovery.

We had net losses of $2 million and $0.1 million for the six months ended June 30, 2023 and 2022, respectively. We had net losses of $0.9 million and $0.1 million for the years ended December 31, 2022 and December 31, 2021, respectively.

Supply Chain Disruption / COVID-19 Business Update

Due to the residual impact of the global COVID-19 pandemic, we have taken measures to secure our research and development activities, while work in laboratories and facilities has been organized to reduce the risk of COVID-19 transmission. The extent of the impact of the COVID-19 pandemic on our business, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our clinical trials, CROs, manufacturing process, supply chain, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. While we are experiencing limited financial impacts at this time, given the global economic slowdown, the overall disruption of global supply chains and the other risks and uncertainties associated with the pandemic, our business, financial condition, and results of operations ultimately could be materially adversely affected. Some of our suppliers have experienced delays in securing critical raw materials; while this has not materially impacted their services, we have observed delays in certain activities. Therefore, we continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy.

Components of our Results of Operations

Research and Development Expenses

Research and development expenses represent costs incurred to conduct research and development of our product candidate. We recognize all research and development costs as they are incurred. Research and development expenses consist primarily of the following:

●	contracted research and manufacturing;

●	consulting arrangements; and

●	other expenses incurred to advance the Company’s research and development activities.

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Our operating expenses have historically been the costs associated with our initial investment in pre-clinical research and development activities. We expect research and development expenses will increase in the future as we advance TELOMIR-1 into and through clinical trials and pursue regulatory approvals, which will require a significant investment in costs of clinical trials, regulatory support, and contract manufacturing. In addition, we will evaluate opportunities to acquire or in-license additional product candidates and technologies, which may result in higher research and development expenses due to license fee and/or milestone payments, as well as added clinical development costs.

The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. We may never succeed in timely development and achieving regulatory approval for our product candidates. The probability of success of our product candidates may be affected by numerous factors, including clinical data, competition, manufacturing capability and commercial viability. As a result, we are unable to determine the duration and completion costs of our development projects or when and to what extent we will generate revenue from the commercialization and sale of our product candidates.

General and Administrative Expenses

General and administrative expenses consist of administrative functions, as well as fees paid for legal, consulting fees and facilities costs not otherwise included in research and development expense. Legal costs include general corporate legal fees and patent costs. We expect to incur additional expenses as a result of becoming a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance, investor relations and other administrative expenses and professional services.

Results of Operations for six months ended June 30, 2023 and 2022

	Six Months Ended June 30,
	2023	2022
Revenues	$-	$-

Operating costs:
General and administrative expenses	102,710	7,400
Related Party Travel costs	698,600	-
Research and development expenses	1,107,960	126,154
Total operating costs	1,909,270	133,554

Interest Expense	(124,052)	-

Net loss	$(2,033,322)	$(133,554)

General and Administrative Expenses. We incurred general and administrative expenses of $0.1 million and $0.01 million during the six months June 30, 2023 and June 30, 2022, respectively. General and administrative expenses consisted of consulting fees, office and rent expenses.

Related Party Travel Costs. We incurred $0.7 million in related party travel costs during the six months ended June 30, 2023. There was no such expense incurred during the same period ended June 30, 2022. Related party travel costs consisted of a shared lease and use of an airplane with an entity under common control. The increase in related party travel costs is due to CRO and vendor site visits, plus IPO related efforts.

Research and Development Expenses. We incurred research and development expenses of $1.1 million and $0.1 million during the six months ended June 30, 2023 and June 2022, respectively. The increase in research and development expenses during 2023 compared to 2022 is due to the expansion of pre-clinical programs during 2023.

Major components of research and development expenses during 2023 is as follows:

R&D Category	Expense
Toxicology	$0.4 million
Pre-clinical research	$0.3 million
R&D consultants	$0.4 million

Interest expense. We recognized $0.1 million in interest expense during the six months ended June 30, 2023. There was no such expense during the same period ended June 30, 2022. Interest expense during 2023 was composed of debt issuance costs related to a line of credit financing.

Results of Operations for years ended December 31, 2022 and 2021

	Year ended December 31,
	2022	2021
Revenues	$-	$-

Operating costs:
General and administrative expenses	20,941	11,639
Research and development expenses	833,206	126,492
Total operating costs	854,147	138,131

Net loss	$(854,147)	$(138,131)

General and Administrative Expenses. We incurred general and administrative expenses of $0.02 million and $0.01 million during the year ended December 31, 2022 and December 31, 2021, respectively. General and administrative expenses consisted of consulting fees, office and rent expenses.

Research and Development Expenses. We incurred research and development expenses of $0.8 million and $0.1 million during the year ended December 31, 2022 and December 31, 2021, respectively. The increase in research and development expenses during 2022 compared to 2021 is due to the expansion of pre-clinical programs during 2022 as our contract research organizations (“CROs”) began substantive pre-clinical efforts on TELOMIR-1

Major components of research and development expenses during 2022 is as follows:

R&D Category	Expense
Toxicology	$0.2 million
Pre-clinical research	$0.4 million
R&D consultants	$0.2 million

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Liquidity and Capital Resources

Sources of Liquidity

Since the Company’s inception in August 2021, we have financed our operations primarily through an unsecured line of credit with a major shareholder and an affiliated company and through a private placement of shares of our common stock that occurred during the first quarter 2023. We intend to finance our clinical development programs and working capital needs from existing cash, potential new sources of debt and equity financing, including the proceeds from our anticipated initial public offering. We may enter into new licensing and commercial partnership agreements.

On June 15, 2023, we entered into a Promissory Note and Loan Agreement with the Bay Shore Trust, a trust established by our founder, Jonnie R. Williams, Sr., and under which various of his family members are beneficiaries. Under this Promissory Note and Loan Agreement (the “Bay Shore Note”), we have the right to borrow up to an aggregate of $5 million from the Bay Shore Trust at any time up to the second anniversary of the issuance of the Bay Shore Note or, if earlier, upon the completion of our initial public offering (“IPO”). Our right to borrow funds under the Bay Shore Note is subject to the absence of a material adverse change in its assets, operations, or prospects. The Bay Share Note, together with accrued interest, will become due and payable on the second anniversary of the issuance of the note, provided that it may be prepaid at any time without penalty. The Bay Shore Note will accrue interest at a rate equal 7% per annum, simple interest, during the first year that the note is outstanding and 10% per annum, simple interest, thereafter. The Bay Shore Note is unsecured.

Since January 1, 2023, MIRALOGX, an intellectual property development and holding company owned by Bay Shore Trust, and The Starwood Trust, a separate trust established by our founder, have advanced funds on behalf of Bayshore Trust to our company in order to fund operating activities. The total cumulative amount of such outstanding advances was $0.3 million as of March 31, 2023. The total amount advanced and outstanding as of June 30, 2023, was $0.5 million. These advances were consolidated into the Bay Shore Note as of June 30, 2023, and became payable under the terms of the Bay Shore Note.

In consideration of the loan facility provided by the Bay Shore Trust, we issued to the Bay Shore Trust a common stock purchase warrant on June 15, 2023 giving the Bay Shore Trust the right to purchase up to 5,000,000 shares of common stock at an exercise price of $1.82 per share, which warrant will expire five years after the date of grant. Pursuant to a registration rights agreement, we have granted to Bay Shore Trust the right to require our Company, at any time after one year following our IPO, to register for resale the shares issuable upon the exercise of the warrant, with such registration rights being in the form of demand and “piggyback” registration rights that are subject to customary limitations and restrictions.

As of December 31, 2022, we had cash of $0.001 million. In total, we have raised $1.0 million in 2023 through the issuance of equity. Substantially all our equity capital has been raised at $1.82 per share. We used $0.5 million in operating activities during the year ended December 31, 2022, compared to $0.1 million in operating activities during the year ended December 31, 2021. We expect that our existing cash and available line of credit, before our anticipated initial public offering, will be sufficient to finance our planned level of operations through [●].

Prior to commercializing or monetizing our product candidates, we anticipate that additional capital will be required to support ongoing activities and further phases of development. Should that be required, our available capital may be consumed more rapidly than currently anticipated, resulting in the need for additional funding. In addition, there can be no assurance that additional funding, when and if required, will be available at commercially favorable terms, if at all.

Accordingly, we may need to raise additional capital, which may be available to us through a variety of sources, including:

●	public equity markets;

●	private equity financings;

●	commercialization agreements and collaborative arrangements;

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●	sale of product royalty;

●	grants and new license revenues;

●	bank loans; and

●	public or private debt.

Additional funding, capital, or loans (including, without limitation, milestone, or other payments from potential commercialization agreements) may be unavailable on favorable terms, if at all. If adequate funds are not available, we may be required to significantly reduce or refocus our operations or to obtain funds through arrangements that may require us to relinquish rights to certain technologies and drug formulations or potential markets, any of which could have a material adverse effect on us, our financial condition, and our results of operations. To the extent that additional capital is raised through the sale of equity or convertible debt securities or exercise of warrants and options, the issuance of such securities would result in ownership dilution to existing stockholders.

If we are unable to attract additional funds on commercially acceptable terms, it may adversely affect our ability to achieve our development and commercialization goals, which could have a material and adverse effect on our business, results of operations and financial condition.

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Six Months Ended June 30, 2023	Year Ended December 31, 2022	Period from August 2021 (Inception) to December 31, 2021
Net cash provided by (used in):
Operating activities	$(769,316)	$(468,661)	$(119,396)
Financing activities	785,526	470,080	119,396
Net change in cash	$13,210	$1,419	$-

Net Cash Used in Operating Activities

The cash used in operating activities resulted primarily from our net losses and changes in components of accounts payable and accrued liabilities.

From August 2021 (inception) to December 31, 2021, operating activities used $0.12 million of cash, primarily due to a net loss of $0.14 million, offset by a $0.02 million in accounts payable and accrued liabilities. Accounts payable and accrued liabilities was composed of research and development payables and accrued rent expense.

For year ended December 31, 2022, operating activities used $0.47 million of cash, primarily due to a net loss of $0.85 million, offset by a $0.38 million change in accounts payable. Accounts payable was composed of research and development payables and rent expenses.

For the six months ended June 30, 2023, operating activities used $0.8 million of cash, primarily due to a net loss of $2.0 million, offset by a $1.1 million change in accounts payable and $0.1 million in amortization of debt issuance costs. Accounts payable was composed of research and development payables, rent and legal expenses.

Net Cash Provided by Financing Activities

From August 2021 (inception) to December 31, 2021, financing activities provided $0.12 million of cash, resulting from $0.12 million in amounts due to a related party. Related party advances were used to pay research and development payables.

For year ended December 31, 2022, financing activities provided $0.47 million of cash, resulting from $0.46 million in amounts due to a related party, $0.06 million in collection of stock subscription receivable, offset by a $0.05 million in deferred offering costs.

For the six months ended June 30, 2023, financing activities provided $0.8 million of cash, resulting from $0.1 million in issuance of warrants, net of deferred offering costs, offset by $0.1 million in advances to affiliates.

Future Funding Requirements

To date, we have not generated any revenue from product sales. We do not expect to generate revenue from product sales unless and until we successfully complete pre-clinical and clinical development of, receive regulatory approval for, and commercialize a program and we do not know when, or if at all, that will occur. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the pre-clinical activities and studies and initiate clinical trials. In addition, if we obtain regulatory approval for any programs, we expect to incur significant expenses related to product sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Further, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating expenditure will depend largely on the factors set out above. For more information, see the section titled “Risk Factors-Risks Related to Our Operations and Financial Condition.”

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Our funding requirements and timing and amount of our operating expenditures will depend on many factors, including, but not limited to:

▪ the rate of progress in the development of our TELOMIR-1 program and other development programs;

▪ the scope, progress, results and costs of pre-clinical studies and clinical trials for any other current and future programs;

▪ the number and characteristics of programs and technologies that we develop or may in-license;

▪ the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our programs for which we receive marketing approval;

▪ the costs necessary to obtain regulatory approvals, if any, for any approved products in the United States and other jurisdictions, and the costs of post-marketing studies that could be required by regulatory authorities in jurisdictions where approval is obtained;

▪ the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

▪ the continuation of our existing licensing arrangements and entry into new collaborations and licensing arrangements;

▪ the costs we incur in maintaining business operations;

▪ the costs of hiring additional clinical, quality control, manufacturing and other scientific personnel;

▪ the costs adding operational, financial and management information systems and personnel;

▪ the costs associated with being a public company;

▪ the revenue, if any, received from commercial sales of our programs for which we receive marketing approval;

▪ the effect of competing technological and market developments; and

▪ the extent to which we acquire or invest in businesses, products and technologies, including entering into licensing or collaboration arrangements for programs.

Identifying potential programs, product candidates, conducting pre-clinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our programs, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Recently Issued and Adopted Accounting Pronouncements

On January 1, 2022, we adopted Accounting Standards Codification (“ASC”) Topic 842 ASC Topic 842, which is intended to improve financial reporting about leasing transactions. Under the standard, organizations that lease assets, referred to as “Lessees” shall recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. In addition, the standard requires disclosures including financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. We do not expect that the adoption of Topic 842 will materially impact our Company’s operations.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under Generally Accepted Accounting Principles (GAAP) and SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risks and inflation risks. Periodically, we maintain deposits in accredited financial institutions in excess of the FDIC federally insured limits. We deposit our cash in financial institutions that we believe have high credit quality and have not experienced any losses on such accounts and do not believe we are exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Interest Rate Risk

Our cash consists of cash in readily available checking accounts. We may also invest in short-term money market fund investments. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant.

Inflation Risk

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

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BUSINESS

Overview

We are a pre-clinical-stage pharmaceutical company focused on the development and commercialization of TELOMIR-1, a novel small molecule being developed to function as an oral in situ therapeutic treatment for human stem cells. Based on our pre-clinical studies, we believe that TELOMIR-1 may effectively serve as a metal enzyme inhibitor of essential metals such as zinc and copper. These essential metals play an important role in the production and function of many enzymatic reactions and the modulation of key cellular pathways. In particular, zinc is essential to the function of pro-inflammatory cytokines such as Interleukin-17, or IL-17, that play a role in a host of age-related inflammatory conditions such as hemochromatosis and osteoarthritis as well as in post-chemotherapy health problems. IL-17 is a type of pro-inflammatory cytokine, and while the pro-inflammatory properties of IL-17 are key to its host-protective capacity, unrestrained IL-17 signaling is associated with immunopathology, inflammatory disease and cancer progression. Our initial focus will be on treatments to inhibit the production of pro-inflammatory cytokines, such as IL-17, by oral administration of TELOMIR-1 as a therapeutic treatment for stem cells in situ. To the best of our knowledge, there is no approved oral IL-17 inhibitor. Our goal is to advance the clinical development of TELOMIR-1 in the United States for the treatment of age-related inflammatory conditions such as hemochromatosis and osteoarthritis, as well as in post-chemotherapy recovery, with our initial targeted indications being hemochromatosis and post-chemotherapy recovery.

Pluripotent stem cells are a type of stem cells that have the ability to undergo self-renewal and to give rise to various cell types of the tissues of the body. Based on pre-clinical studies, we believe that TELOMIR-1 may have the potential to protect stem cells in situ by reducing the overload of metals such as zinc and copper that accompany age-related inflammatory conditions and certain cancers by modulating pro-inflammatory cytokines such as IL-17. TELOMIR-1 may protect the stem cells by elongating and stimulating the telomeres to sustain self-renewal of stem cells. Telomeres are repetitive DNA sequences at the end of chromosomes that protect the chromosomes from becoming frayed or tangled. Each time a cell divides, the telomeres become slightly shorter, and eventually they become so short that the cell can no longer divide, with the result being that the cell dies. Effectively, telomeres protect the ends of our chromosomes by forming a cap, much like the plastic tip on shoelaces, thereby allowing the chromosome to be replaced properly during cell division.

TELOMIR-1 is currently under investigation to provide a potential therapeutic intervention against age-related inflammatory conditions such as hemochromatosis, as well as for post-chemotherapy recovery, by interrupting and preventing the IL-17 induced inflammatory pathways that create the systemic imbalance of cellular metals. Our pre-clinical studies suggest that TELOMIR-1 may inhibit the concentration and accumulation of metals such as zinc and copper in the serum that drive the hyperactivity of pro-inflammatory cytokines such as IL-17. Our studies suggest that TELOMIR-1 may achieve this outcome by selectively binding to metal ions in a dose dependent manner, slowing enzyme reactivity, and protecting and lengthening telomeres in the human chromosome. We believe that TELOMIR-1 has potential as a non-toxic oral enzyme inhibitor that may regulate the overactivity of the enzymes caused by excessive metal reactivity.

To date, we have completed several pre-clinical proof-of-concept studies with respect to TELOMIR-1 that were designed to demonstrate that TELOMIR-1 is not mutagenic and has good biological and metal binding capabilities. These studies included an Ames test for the TELOMIR-1 compound and several Eurofins BioMap studies.

We were organized as a Florida corporation in August 2021 for the purpose of pursuing the development and commercialization of TELOMIR-1 in the United States in human applications. We were originally incorporated under the name “Metallo Therapies Inc.” and changed our name to “Telomir Pharmaceuticals, Inc.” in October 2022. Our rights to develop and commercialize TELOMIR-1 are licensed to us under a license agreement with MIRALOGX under which we have the exclusive right to develop and commercialize TELOMIR-1 for human applications in the United States. See “—Intellectual Property.”

We are an early-stage company that had net losses $0.14 million and $0.85 million for the years ended December 31, 2021 and 2022, respectively.

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In Situ Therapeutic Treatment of Stem Cells

Stem cells have the potential to renew themselves. They can develop into many different cell types in the body during early and adult life. Pluripotent stem cells have the ability to differentiate into all of the cells of the adult body. Since pluripotent stem cells are undifferentiated, they do not have any tissue-specific characteristics that allow them to perform specialized functions. Given their unique regenerative abilities and limited quantities in the adult human body, in situ treatment and protection of stem cells may provide an important therapeutic mechanism for treatment of disease.

Metal Overload and Telomere Length

Research studies have demonstrated that metal overload in stem cells could severely impair the proliferation of pluripotent stem cells through excessive DNA damage. Furthermore, many pro-inflammatory cytokine-induced conditions create an imbalance of cellular metals such as zinc and copper. This metal imbalance may impact the length of telomeres in stem cells and impact their viability and survival.

Hemochromatosis

According to the Centers for Disease Control (“CDC”), hemochromatosis is a disorder in which the body builds up too much iron in the skin, heart, liver, pancreas, pituitary glands, and joints. This overload of iron is toxic to the body, and over time, the high levels of iron can damage tissues and organs and lead to conditions such as liver damage, liver cancer, heart problems, arthritis, and diabetes. Hemochromatosis is most commonly hereditary and caused by certain variants in the HFE gene. In the U.S., about 1 in 300 non-Hispanic white persons have hereditary hemochromatosis, with lower rates among other races and ethnicities. Hemochromatosis can also result in persons who need multiple blood transfusions, which can lead to excess iron build up in a condition also referred to as “iron overload.” Other conditions associated with high iron levels include inflammatory conditions, chronic kidney disease, and autoimmune disorders.

Hemochromatosis is a life-long condition requiring regular treatment to avoid long-term serious effects with poor pharmacologic options. The most used treatment for hemochromatosis is phlebotomy, a procedure to remove some of the patient’s blood. Phlebotomy is relatively inexpensive, well accepted, and well tolerated, but it requires regular visits to health care professionals and blood draws and may not be appropriate for all patients. Additionally, iron chelators are sometimes used, but they have limited use due to gastrointestinal and kidney toxicity issues. Despite the presence of these potential treatment options, we believe significant unmet need remains such that an innovative therapy achieving reduction in iron overload with a new profile could be subject to widespread use.

We are pursuing TELOMIR-1 as a metal enzyme inhibitor that may selectively bind metal ions to inhibit pro-inflammatory cytokines such as IL-17 and protect telomeres and that aims to increase the average telomere length, or ATL, by selectively binding iron and reducing blood iron levels, therefore supporting the ability to treat hemochromatosis. On average, about 750,000 US patients express one or more iron overload symptoms. There are 2 types of hemochromatosis, with the following patient mix: 150,000 primary hemochromatosis and 65,000 secondary hemochromatosis confirmed diagnoses in the United States. Over 150,000 patients have sought treatment since 2018, with most receiving phlebotomy, which is the withdrawal of blood to bring iron to normal levels. At present, 99% of hemochromatosis patients receive phlebotomy, with a portion of patients also receiving iron chelators as a co-treatment. Note that in the last 12 months, there have been 76,000 confirmed diagnoses of hereditary hemochromatosis and approximately 1% of hemochromatosis patients received deferasirox or deferoxamine off-label for 12 weeks (1 year for primary). Certain sub-groups of hemochromatosis patient may benefit from TELOMIR-1 in addition to phlebotomy, which is the current standard of care for the treatment of hemochromatosis if contraindicated for this treatment method. Lastly, iron chelation is used off-label, poorly tolerated and has toxic long-term effects. In pre-clinical stage testing, TELOMIR-1 is potentially has more effective metal complexing than Doxycycline, an FDA-approved MMP inhibitor. However, pre-clinical data may prove inaccurate and is not necessarily indicative of future results.

Post-Chemotherapy Recovery

Post-chemotherapy recovery from adverse effects of antineoplastic treatments is often important for cancer therapy success. While chemotherapy treatment can be highly effective for cancer, it can also come with many side effects, as chemotherapy drugs destroy both cancerous and healthy cells. According to a study published in the British Journal of Clinical Pharmacology1, of approximately 650,000 patients who use chemotherapy each year, only a fraction use drugs for side effects. Side effects and toxicity of chemotherapy lead to reduced compliance, and therefore treating chemotherapy side effects can increase compliance. Common barriers center around the complexity of post-chemotherapy side effects, obtaining reimbursement without significant outcomes, avoiding pauses, and/or delays in treatment due to side effects.

We are investigating the use of TELOMIR-1 as a potential complementary treatment for patients receiving chemotherapy in the form of a twice daily, oral regimen to inhibit pro-inflammatory cytokines and to reduce blood iron levels, potentially enabling more effective adherence and improved outcomes. In exploratory early discovery studies, proof of concept was demonstrated, and the animal studies are pending. Post-chemotherapy recovery space contains several treatments that are used symptomatically based on the nature or severity of side effects.

Post-chemotherapy recovery may present several potential unmet commercial needs for TELOMIR-1. There is potential to enable a more rapid recovery of patients receiving chemotherapy, improving adherence with chemotherapy regimens. Additionally, as current recovery management is based on severity and treated as needed, we believe that TELOMIR-1 could potentially be used as a preventative measure. As a complementary treatment, side effect reduction in post-chemotherapy is important to minimize patient burden while improving treatment outcomes.

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Our Strategy

Our goal is to develop and commercialize new treatment options for treatment of age-related inflammatory conditions such as hemochromatosis as our initial clinical focus and to thereafter expand the development of TELOMIR-1 to post-chemotherapy recovery as well as broader range of other age-related inflammatory diseases and conditions such as osteoarthritis. The key elements of our strategy to achieve this goal include:

●	Advancing TELOMIR-1 through clinical development and approval for hemochromatosis. Our product candidate, TELOMIR-1, is in pre-clinical studies. Existing treatment options for hemochromatosis have significant limitations, and, if approved, we believe TELOMIR-1 may represent a major therapeutic advancement for patients.

●	Explore the potential of TELOMIR-1 for Post-Chemotherapy Recovery. TELOMIR-1 may represent a major therapeutic advancement for post-chemotherapy patients. Our product candidate, TELOMIR-1, may have the potential in post-chemotherapy recovery.

●	Continuing pre-clinical development of TELOMIR-1 across a range of inflammatory diseases associated with cellular aging. Given the impact of telomere cap regrowth on a variety of age-related inflammatory diseases, we intend to explore TELOMIR-1’s broader potential, as we believe TELOMIR-1 may have potential in several inflammatory diseases, such as osteoarthritis, associated with a range of metabolic and geriatric related conditions.

●	Exploring strategic collaborations to maximize the value of TELOMIR-1. We plan to explore collaborations opportunistically to maximize the value of TELOMIR-1. We intend to retain significant economic and commercial rights to our programs.

Completed Proof-of-Concept and Pre-Clinical Studies

The Ames Test - Computational Mutagenicity

The use of in silico (computational) tools to predict toxicity has increased significantly and has become well-established not only in the pharmaceutical industry, but also in the chemical and cosmetic industries. This is specifically reflected in the area of potential genotoxic impurities and finalization in 2015 of the ICH M7 guidance, which was the first regulatory document that supports use of in silico tools as an initial surrogate for conducting in vitro or in vivo testing (ICH M7_Sept 5, 2015). The purpose of the M7 guidance is to aid in the identification and characterization of impurities with mutagenic risk and to outline the control strategy for the various classes (Class 1-5) of compounds in order to limit potential carcinogenic risk to humans. According to ICH M7, “the absence of structural alerts from two complementary quantitative structure activity relationship (“(Q)SAR”) methodologies (expert rule-based and statistical) is sufficient to conclude that the impurity is of no mutagenic concern, and no further testing is recommended.

The primary endpoint of concern in the ICH M7 guidance is DNA reactive mutagenicity, with the Ames bacterial mutagenicity assay being the preferred assay for this endpoint. The structure based in silico evaluations demonstrate reasonable ability to differentiate mutagens from non-mutagens with generally high concordance when compared with Ames assay results (Sutter et al, 2013).

The primary purpose of this study was to evaluate the bacterial mutagenicity of three potential drug candidates by testing the structures in at least two complementary in silico software programs, followed by expert review of the in silico data. The emphasis of the overall computational assessment of toxicity was placed on the potential for DNA reactive mutagenicity, in accordance with the ICH M7 guidance.

In rule-based systems, TELOMIR-1 was predicted non-reactive (no mutagenic concern. Therefore, according to ICH M7 criteria with negative predictions in two complementary in silico systems, it is considered non-mutagenic (Class 5).

The Ames Test - Computational Mutagenicity study was not powered for statistical significance.

BioMap Studies

https://www.eurofinsdiscovery.com/solution/biomap-platform

Eurofins BioMap® Diversity PLUS

BioMap® Diversity PLUS panel of human primary cell-based systems designed to model complex human tissue and diseases. The studies below with BioMap were conducted to investigate the anti-cancer activities versus Rapamycin. The studies were not powered for statistical significance. They had no relationship to hemochromatosis.

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BioMAP® Diversity PLUS® Data Analysis Report: TELOMIR-1 versus Rapamycin

The study showed that TELOMIR-1 is an antiproliferative (suppress malignant cells) to human primary endothelial cells and fibroblasts vs Rapamycin.

BioMAP® panels consist of human primary cell-based systems designed to model different aspects of the human body in an in vitro format. Rapamycin was approved in 1999 to prevent rejection of transplanted organs. There are approximately 1,073 clinical trials including rapamycin located on clinicaltrials.gov.

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BioMAP® Colorectal Cancer (CRC) Data Report: TELOMIR-1 vs. Rapamycin

In the Colorectal Cancer study, TELOMIR-1 was not cytotoxic at the concentrations tested in this study and was broadly active in the BioMAP Colorectal Cancer Panel with 32 activities versus Rapamycin.

TELOMIR-1 impacted inflammation-related, matrix remodeling, angiogenesis-related, tumor-related, and immune-related activities.

BioMAP® Non-small Cell Lung Carcinoma (NSCLC) Data Report: TELOMIR-1 vs. Rapamycin

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In the NSCLC study, TELOMIR-1 was active with 24 annotated readouts, 17 of which were in the StroNSCLC system, impacting inflammation-related, matrix remodelling, angiogenesis-related, and immune-related activities.

The Eurofins in vitro studies showed that TELOMIR-1 was more active against malignant cells, colorectal cancer cells, and lung cancer cells than rapamycin. Other studies showed that versus Doxycycline TELOMIR-1 was more active at metal complexing.

TELOMIR-1 complexing ability compared to doxycycline study

Metal Complexing of TELOMIR-1 vs Doxycycline

Drug	Metal	Metal	LogK1	K1
TELOMIR-1	Pb (II)	Lead	4.2	15,849
TELOMIR-1	Cd (II)	Calcium	4.62	41,687
TELOMIR-1	Zn (II)	Zinc	5.0	91,201
TELOMIR-1	Co (II)	Cobalt	5.0	398,107
TELOMIR-1	Ni (II)	Nickel	6.6	3,981,072
Doxycycline	Zn (II)	Zinc	4.7	50,119

K1 = stability constant (also called formation constant or binding constant) that represents the strength of association of compound with metal ion. The K1 measures the strength of the interaction between the TELOMIR and each metal when they come together to form the complex. TELOMIR-1 complexing ability compared to doxycycline and Zinc complexing ability. TELOMIR-1 is a good overall metal chelator. Results indicate TELOMIR-1 is potentially more effective than Doxycycline in Zinc complexing or binding.

This study was not powered for statistical significance. This study started in Q1 2023 and was completed in Q2 2023.

Extensive analysis is being conducted on the potential of TELOMIR-1 to protect and treat stem cells and lower blood ferritin. We have also completed a variety of toxicology studies, and several others are ongoing or planned. Upon completion of the toxicology studies, we plan to submit to the FDA an IND for TELOMIR-1, focused on investigating TELOMIR-1 for the treatment of hemochromatosis. We may consider a second IND for post-chemotherapy recovery.

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(Source: Rini, D. John Hopkins School of Medical Arts)

In silico Affinity Studies

Pre-clinical studies demonstrate that TELOMIR-1 uniquely and selectively binds critical metals to interrupt enzyme function, returning cellular metals like zinc, copper and, iron to homeostasis, and turning off the underlying cause of cancer development and growth. TELOMIR-1 may selectively affect the key cytokine-driven inflammatory processes that drive the concentration and accumulation of zinc, copper and iron in the serum that affects diseases like hemochromatosis and cancer. However, pre-clinical data may prove inaccurate and is not necessarily indicative of future results. TELOMIR-1 has the potential to be a therapeutic intervention against hemochromatosis and cancer by interrupting and preventing the enzymatic actions that create the systemic imbalance of cellular metals that allows elevated reactive oxygen species to oxidize and erode the protective DNA telomere caps.

The graphic on the left below represents the structure of TELOMIR-1. Fe2+ (iron) is embedded in the structure (orange) and is attracted by the nitrogen (blue) in each of the 5-member rings and 1 six-member ring.

The graphic on the right below represents is Fe2+ (iron) and the other molecules binding to the nitrogen (blue).

Figure 1. Insilico Affinity Computations Between TELOMIR-1 and Fe2+ ions in Water Solution

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Source: Donald R. Burgess (2004), NIST SRD 46. Critically Selected Stability Constants of Metal Complexes: Version 8.0 for Windows, National Institute of Standards and Technology. https://doi.org/10.18434/M32154.

This in silico study, conducted in the third quarter of 2023, aimed to investigate the affinity of TELOMIR-1 for Fe2+.The results of the affinity tests show that TELOMIR-1 has a higher affinity to Fe2+ in comparison to Diethylenetriamine (“DIEN”), but for 1 micromolar Fe2+ more than 10 micro molar of TELOMIR-1 is needed to form an effective complex. Additionally, Fe2+ is the bound form of iron in the human body; the majority of biological iron in the free state occurs in the Fe3+ (Ferric) state, and in the context of Hemochromatosis the excess iron is in the ferric form, hence the chelating agents currently used primarily target Fe3+. This was a computerized computation; therefore, serum was not used. Water is a complex substance that can mix with various substances, especially certain charged molecules including iron complexes, in many different ways. Currently, scientists have ways to study and understand these interactions, ranging from basic calculations to very detailed ones that look at tiny molecular details. To make sure these methods are accurate, scientists need a standard test to compare it with. Accordingly, we decided to use a database called NIST SRD 46 (A Critically Selected Stability Constants of Metal Complexes database) to get information about how well iron sticks to various molecules and find one that has similar binding properties to our drug, TELOMIR-1. We narrowed our search down to diethylenetriamine (DIEN). We picked DIEN with a pH of 6.33, or energy value of 36.11 kJ/mol, as our benchmark.

Completed Pre-Clinical Toxicology Studies

The table below lists the type, species, purpose, and results of our completed pre-clinical toxicology studies. Each of these studies began during the first quarter of 2023 and were completed during the third quarter of 2023.

Type of Study	Species (in vitro studies)	Purpose	Results
Metabolite Identification	CD-1 mouse, SD-rat, Beagle dog, Cynomolgus monkey and human	To determine the metabolic pathways of TELOMIR-1 across species	TELOMIR-1 showed little/no metabolism by CYP enzymes.
TELOMIR-1 Reaction Phenotyping Using Liver S9	Mouse, rat, monkey and human liver	Identification of the Enzymes Involved in the Metabolism of TELOMIR-1 Using Hepatic S9 Fraction	The compound does not appear to be a substrate of cytochrome P450 enzymes. There was little/no metabolism of TELOMIR-1 in dog S9, consistent with the fact that the dog lacks aldehyde oxidase activity.
Cytochrome P450 (CYP) reaction phenotyping	Human	To evaluate the potential of TELOMIR-1 to be a victim of drug-drug interactions	TELOMIR-1 was extensively metabolized in mouse, rat, monkey, dog, and human hepatocytes.
Cytochrome P450 (CYP) inhibition	Human	To evaluate the potential of TELOMIR-1 to cause drug-drug interactions as a perpetrator	TELOMIR-1 (up to 100 µM) did not inhibit any of the tested CYP enzymes.
Plasma protein binding	CD-1 mouse, SD rat, Beagle dog, Cynomolgus monkey and human	To know the unbound fraction of TELOMIR-1 in plasma	Not highly Protein Bound
Maximum Tolerated Dose and 7 Day Repeat-Dose Toxicity/Toxicokinetic Study in Rats	Sprague Dawley Rats	To evaluate and characterize the toxicokinetic and toxicity of TELOMIR-1 and to estimate the MTD of TELOMIR-1 following	The MTD following 7 days of repeated administration of TELOMIR-1 at dose levels of 50, 200, and 750 mg/kg/day in rats was determined to be ≥ 750 mg/kg/day
Maximum Tolerated Dose and 7 Day Repeat-Dose Toxicity/Toxicokinetic Study in Dogs	Beagle Dogs	To evaluate and characterize the toxicokinetic and toxicity of TELOMIR-1 and to estimate the MTD of TELOMIR-	there were no treatment-related clinical observations, body weights, clinical pathology and anatomic gross pathology findings up to 7.5 mg/kg/day.
SafetyScreen44 TM	N/A	To evaluate, in Enzyme, and Radioligand Binding assays, the activity of TELOMIR-1	No significant results noted

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Ongoing and Planned Pre-Clinical Proof-of Concept Studies

The following is a description of the ongoing and planned pre-clinical proof-of-concept studies that we are conducting or anticipate conducting with respect to TELOMIR-1:

Efficacy of TELOMIR-1 in reducing ferritin in aged mice: A third-party vendor will complete a tolerability assessment, ferritin assay optimization, whole blood Methylation assay optimization, efficacy assessment with ferritin assay, and whole blood DNA methylation assay in 24-month-old mice, which have been shown to bioaccumulate hepatic ferritin compared with young mice. This was not powered for statistical significance.

The study began on August 22, 2023 and will progress over nine weeks as shown below.

Assay development to detect plasma concentration of rat and dog ferritin: The sample analysis for rat to measure concentrations of rat ferritin from rat plasma samples will be done by using ELISA assay (LS Bio commercial kit cat# LS-F36491). The sample analysis for dog to measure concentrations of dog ferritin from dog plasma samples will be done by using ELISA assay (LS Bio commercial kit cat# LS-F11494). This was not powered for statistical significance. This study started in June 2023; results are anticipated December 2023.

In Vitro stem cell therapy study: This study is expected to start in December 2023; Results are anticipated Q2 of 2024, which will consist of cell line selection, telomere length determination, cell proliferation/renewal determination, cell death determination, R&D cell bank.

a. Cell line selection: Based on the literature highlighting their appropriateness for telomere and aging research, a third-party collaborator will acquire three vials for each cell line: Primary human umbilical vein endothelial cell, non-immortalized human fibroblast, and the human BM-derived mesenchymal stem cell line.

b. Telomere length determination: A quantitative polymerase chain reaction (qPCR) kit will be employed to treat and assess the absolute telomere length of the cells. As part of the R&D analytical method development, assay performance will be determined to ensure the assay meets the linearity, selectivity, and precision attributes.

qPCR is the accumulation of amplification product is measured as the reaction progresses, in real time, with product quantification after each cycle.

c. Cell Proliferation/renewal determination: The cells will be exposed to different concentrations of TELOMIR-1 at varying time intervals. Multiple analytical attributes, including repeatability and linearity, will be evaluated to assess the experimental outcomes.

d. Cell death determination: Cellular apoptosis and necrosis are recognized as distinctive indicators of telomere shortening in stem cells and other cell types. The assay’s performance will be evaluated to ascertain repeatability and linearity criteria compliance.

e. R&D cell bank: It is of utmost importance to preserve the original cell vial to ensure consistent cell line behavior throughout the development of analytical assays and subsequent Good Manufacturing Practice (GMP) analytical testing. This approach aims to maintain the integrity and stability of the cell strain throughout the experimental procedures.

This study will not be powered for statistical significance.

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Planned Pre-Clinical Toxicology Studies

The table below lists the type, species, and purpose, of additional planned pre-clinical toxicology designed to demonstrate that TELOMIR-1 will be not toxic before starting human clinical trials. Each of these studies are expected to begin during the fourth quarter of 2023 and be completed during the second quarter of 2024.

Type of Study	Species	Purpose
In Vivo Micronucleus Study in Rats Using Bone Marrow	Sprague Dawley Rat	To assess the potential of TELOMIR-1 and/or its metabolites to induce micronuclei (MN) in bone marrow reticulocytes (RETs) of male and female Sprague Dawley
hERG (Manual Patch-Clamp)	N/A	To detect the risk of the protein product of the human-Ether-a-go-go -Related Gene (hERG) is an ion channel which plays an integral role in the repolarization and relaxation of the myocardium.
Cardiovascular Study Dog (Telemetry)	Beagle Dog

Cardiovascular analysis: ECG and Blood Pressure will be monitored continuously in conscious animals in their home cage for a minimum 1 hour of baseline (prior to dosing) and a minimum 24 hours after dosing.

Respiratory Study Rat	Sprague Dawley Rat	Plethysmography: Animals will be place in a whole-body plethysmograph and allowed to stabilize for a minimum of 1 hour prior to administration of the control or test article.
Neurobehavioral Evaluation Rats	Sprague Dawley Rat	Functional observational battery will occur pre-dose and 1 time point (txmax) post-dose. Motor activity conducted following functional observational battery using opto-varimax boxes.
28-Day Dog Study	Beagle Dog	to evaluate the toxicity and toxicokinetic profile following oral gavage administration of TELOMIR-1 to male and female Beagle dogs
28-Day Rat Study	Sprague Dawley Rat	The objectives of this study are to evaluate the toxicity and toxicokinetic profile following oral gavage administration of TELOMIR-1 to male and female Sprague Dawley rats.

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These are IND enabling studies with the purpose of demonstrating there are no animal toxicity issues before dosing in humans.

CMC Activities

The table below identifies our ongoing chemistry, manufacturing, and controls activities relating to TELOMIR-1. We started the analytical development and manufacturing of TELOMIR-1 in the first quarter of 2023. By the fourth quarter of 2023, we anticipate our suppliers will be developing TELOMIR-1 at scale and manufactured under cGMP conditions, expanding on earlier non-GMP volumes of TELOMIR-1 for use in our advanced testing programs. We plan to work closely with our suppliers to generate sufficient volumes of cGMP-grade TELOMIR-1 materials for the planned pre-clinical toxicity programs, expanded animal testing in human clinical trials expected to be performed in 2024, if the FDA approves our clinical trial design.

Chemistry, Manufacturing, and Controls
Status	Planned/In process Activity
Drug Substance Preparation

● Analytical Development

○ Method Development

■Assay/impurity

■ Dissolution

○Method Validation (cleaning method)

● Drug Excipient Compatibility

● Formulation Development and Prototypes

● Lead Formulation Stability

● Scale-up Demo Batch Manufacturing

● R&D Demo Batch Stability

● Method Validation

■Assay/impurity

■Dissolution

● GMP Manufacturing

● Release Testing

● GMP Stability Study

Our Clinical Development Plan

Regulatory Submissions

Following the completion of pre-clinical development program as described above, we plan to submit to the FDA an IND, focused on investigating TELOMIR-1 for the treatment of hemochromatosis. We may consider a second IND for post-chemotherapy recovery.

Our first IND application submission investigating TELOMIR-1 for the treatment of hemochromatosis is currently planned for the second quarter of 2024. If allowed to proceed by the FDA, a Phase I double-blind, randomized, placebo-controlled trial to evaluate the safety, tolerability, and pharmacokinetics of TELOMIR-1 in 40-60 healthy male and female adult subjects will be initiated approximately 30 days post-IND submission. We have contracted with Frontage Laboratories Phase I clinic in New Jersey consisting of 160 beds across three units for normal volunteers. After the Phase I trial is complete, a Phase II trial in the hemochromatosis population is planned to commence after results and guidance from the FDA.

Our second IND application will likely focus on investigating TELOMIR-1 for the treatment of post-chemotherapy recovery and is planned for submission with guidance from the FDA.

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Our clinical development plans will depend on FDA acceptance of our IND applications. As appropriate and pursuant to discussions with the FDA, we may periodically adjust the timeline for certain filings and associated clinical trials. It is important to note that the process for conducting clinical trials is uncertain and there is no assurance that our clinical development activities will meet the planned timelines set forth above.

Manufacture of Product for Clinical Development Activities

Anthem, a leading CDMO, has been developing a large-scale synthesis protocol for us and will be supplying quantities of TELOMIR-1 needed for our pre-clinical and clinical development activities. We are currently in discussions with Frontage to have TELOMIR-1 formulated into solid oral dosage forms for clinical trials.

Market Opportunity

TELOMIR-1, if approved, is expected to initially compete in the hemochromatosis market. TELOMIR-1,if approved, may have the potential to secondarily compete in the post-chemotherapy recovery market.

Disease Epidemiology – Patient Targets

The target patient pool for TELOMIR-1 will vary depending on which indication is under review. The initial target patient pool relates to hemochromatosis. Hemochromatosis is largely an inherited condition. The secondary category, post-treatment recovery, is a derivative of broader oncology epidemiology and treatment seeking behaviors.

Potential Market in Hemochromatosis

Patients with two mutated copies of the HFE gene (C282Y and H63D) are at the greatest risk for developing hemochromatosis, alongside patients with a family history of hemochromatosis. As a result, approximately 13 million U.S. patients carry mutations for hemochromatosis but only a fraction of them has symptoms, and not every symptomatic patient develops hemochromatosis. On average, about 750,000 US patients express one or more iron overload symptoms. There are 2 types of hemochromatosis, with the following patient mix: 150,000 primary hemochromatosis, and 65,000 secondary hemochromatosis confirmed diagnoses in the United States. Today, we estimate that over 150,000 patients have sought treatment since 2018, with most receiving phlebotomy, which is the withdrawal of blood to bring iron to normal levels. At present, 99% of hemochromatosis patients receive phlebotomy, with a portion of patients also receiving iron chelators as a co-treatment. Note that in the last 12 months, there have been 76,000 confirmed diagnoses of hereditary hemochromatosis and approximately 1% of hemochromatosis patients received deferasirox or deferoxamine off-label for 12 weeks (1 year for primary). The chart below outlines the epidemiological flow for hemochromatosis.

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Potential Market in Post-Chemotherapy

Patients undergoing chemotherapy irrespective of type of cancer are at risk. That said, older patients aged 65+ and above, have a higher risk of developing post-chemotherapy side effects such as digestive issues, sleep and memory issues, fatigue, and body aches. Other risk factors include the presence of metabolic conditions, dose levels of chemotherapy medication, blood count, and BMI.US CDC health data estimates that 650,000 patients receive chemotherapy annually in the US, with 45% experiencing severe side effects and 40% having more moderate side effects. Thus, ~158,000 patients were diagnosed with the adverse effects of chemotherapy (antineoplastic and immunosuppressive drugs. Today, Neulasta is given to patients undergoing chemotherapy as a “catch-all” therapeutic to help manage side effects. Neulasta is typically given to patients after chemotherapy for recovery. 95,000 patients with chemotherapy side effects got Neulasta over the last 12 months while 5,500 patients with immunosuppressive therapy side effects got Jakafi, also used for myelofibrosis and polycythemia vera. Given existing compliance levels around the use of Neulasta (~70%), we believe that adding TELOMIR-1 may boost overall compliance levels higher especially if levels of side effects are reduced.

Competition

We are subject to competition from pharmaceutical and biotechnology companies and academic and research institutions.

TELOMIR-1 will face competition in its initial target indication, hemochromatosis, as well as in its potential second target indication, post-chemotherapy recovery. Below we discuss the known competitors by target indication.

●	Hemochromatosis: The current standard of care is phlebotomy, which typically costs $80 - $300/visit in community health facilities or offered for free at blood banks. Based on historical treatment data, phlebotomy serves more than 95% of hemochromatosis patients, as there are no FDA-approved indications. Each year, about 70,000 patients receive phlebotomy in healthcare facilities, excluding the blood banks (that provide the service for free). Patients who use it continue to embrace it given the lack of clinical options, its broad accessibility and low treatment cost. However, this option is not available to patients with hemophilia and other blood disorders. About 5% of patients are treated with iron chelators such as Exjade and Jadenu (and associated generics). This option is more expensive with pricing for Exjade at $532/day and Jadenu at $517/day. The last treatment option, deferasirox / deferoxamine was used with only 7,000 patients (2018-2022) based on IQVIA claims and scripts data. Future clinical options for treating hemochromatosis exist and remain limited. For example, 2 molecules are pre-clinical, 2 in Phase I, 1 in Phase II, and 1 is in Phase III.

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●	Post-Chemo Recovery: The current standard of care involves prescribing a small set of compounds designed to reduce patient discomfort from side effects. Filgrastim, pegfilgrastim, sargramostim are some examples of prescribed medication. These medications stimulate the growth of healthy white blood cells and granulocytes by subcutaneous injection. However, prices are high and can cost around $4,000-6,400 per dose of injection. Jakafi, a tyrosine kinase inhibitor is used in polycythemia vera and graft-versus-host disease. Pricing for Jakafi is $16,200 per bottle, with a $270 wholesale acquisition cost (WAC) unit price. Thus, given cost, only a portion of the high-risk patients are given the script; these are usually patients who are older than 65, and with a weakened immune system and low white blood cell count. Patients who use the class of medication do so to reduce post-treatment infection risk, even if they suffer from fevers and aches because of usage. The development pipeline of competing assets is robust but targeted at specific side effects such as iron deficiency or thrombotic constraints.

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Intellectual Property

We license the U.S. patent rights for the use of TELOMIR-1 in human applications from MIRALOGX, an intellectual property development and holding company established by Jonnie R. Williams, Sr., the founder of our company and the sole inventor of TELOMIR-1. MIRALOGX is owned by the Bay Shore Trust, an irrevocable trust established by Mr. Williams. MIRALOGX filed a Patent Cooperation Treaty (PCT) application, PCT/US2023/073106 on August 29, 2023 for TELOMIR-1. The PCT application, which is titled, “ANTI-INFLAMMATORY COMPOUNDS, PHARMACEUTICAL COMPOSITIONS, AND METHODS OF TREATING HEMOCHROMATOSIS, AND OTHER DISORDERS,” covers, among other things, the TELOMIR-1 compound and methods of treating hemochromatosis, hyperammonemia, or a disorder associated with chronic inflammation or a cancer, by administering the compound to humans. The PCT application designated the U.S. and will enter U.S. national phase. The application, if granted and subject to payment of patent maintenance fees, would offer protection extending through at least August 29, 2043, in the U.S. The patent rights for TELOMIR-1 outside of the United States and in non-human applications are not included in our current patent rights. Mr. Williams, our founder, developed extensive knowledge of tobacco alkaloid chemistry in the 1990’s through collaboration with industry experts during his development of techniques for preventing the formation of carcinogenic tobacco-specific nitrosamines (TSNAs) during the tobacco curing process. His patented curing techniques became the industry standard. This work led to him focusing on the therapeutic properties of tobacco alkaloids, and later to his design of novel small molecule therapeutics. He is a named inventor on more than 85 patents and patent applications. His work on TELOMIR-1 began in late 2020.

Our license from MIRALOGX is set forth in the MIRALOGX License Agreement. Under the MIRALOGX License Agreement, we have the exclusive perpetual right and license under the above-described patent rights to make, have made, use, and sell “Licensed Products” in the U.S. for human uses and pre-clinical studies and activities of any kind conducted in furtherance of obtaining regulatory approval or commercialization for human uses. “Licensed Product” is defined as a drug product containing as an active agent 2,4,6-tris(3,4-dihydro-2H-pyrrol-2-yl)pyridine or a pharmaceutically acceptable salt, ester, or solvate thereof. We also have the right to grant corresponding sublicenses under the licensed patent rights. The MIRALOGX License Agreement provides for the payment to MIRALOGX of an 8% royalty (payable quarterly) on our net sales of Licensed Products by us or our sublicensees and on non-royalty bearing milestone revenue, with the royalty obligation ceasing upon the later of the expiration of the last-to-expire licensed patent or the expiration of the last strategic partnership/sublicensing agreement entered into by us. There are no up-front, execution, or milestone payments required under the license agreement. Further, no payments have been made to date under the agreement. The agreement provides for a perpetual license and does not contain a provision that permits MIRALOGX to terminate the agreement. The MIRALOGX License Agreement provides that MIRALOGX will have sole control over the filing, prosecution, maintenance, and management of the licensed patent rights, provided that we will be responsible for the cost of prosecuting, maintaining, and managing the licensed patents. The agreement grants to us the primary right, but not the obligation, to enforce the licensed patent rights.

Besides relying on patents, we will also rely on trade secrets, proprietary know-how and continuing innovation to develop and maintain our competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. We will seek protection of these trade secrets, proprietary know-how and any continuing innovation, in part, through confidentiality and proprietary information agreements. However, these agreements may not provide meaningful protection for, or adequate remedies to protect, our technology in the event of unauthorized use or disclosure of information. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors. We may in the future seek appropriate patent protection for technology in our research and development programs to the extent not licensed from MIRALOGX or another third party, where applicable, and their uses by filing patent applications in the appropriate jurisdiction. We intend for these patent applications to cover, where possible, claims for compositions of matter, medical uses, processes for preparation and formulations.

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We currently use TELOMIR and TELOMIR-1 as unregistered trademarks, and we intend to rely on such trademarks and trade names and service marks, as well as our domain names and logos, as appropriate, to distinguish, build, and market our brand.

Regulation

The U.S. Food and Drug Administration (FDA) and comparable regulatory authorities in state and local jurisdictions impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing, and distribution of drugs. These agencies and other federal, state, and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our drug candidates.

U.S. Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending New Drug Applications (NDAs), withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of pre-clinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice (“GLP”) regulations;

●	submission to the FDA of an Investigational New Drug (“IND”) application, which must become effective before human clinical trials may begin;

●	approval by an independent Institutional Review Board (“IRB”), at each clinical site before each trial may be initiated;

●	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCP”) requirements to establish the safety and efficacy of the proposed drug product for each indication;

●	demonstration that the API and finished product are manufactured under cGMP conditions and meet all applicable standards of identity, strength, quality, and purity;

●	submission to the FDA of an NDA;

●	satisfactory completion of an FDA advisory committee review, if applicable;

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●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements and to assure that the facilities, methods, and controls are adequate to preserve the drug’s identity, strength, quality, and purity;

●	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to commercial marketing or sale of the drug in the United States; and

●	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (“REMS”) or to conduct a post-approval study.

Pre-clinical studies

Before testing any drug or biological product candidate in humans, the product candidate must undergo rigorous pre-clinical testing. The pre-clinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation, and stability, as well as studies to evaluate toxicity in animals, to assess the potential for adverse events (“AEs”) and, in some cases, to establish a rationale for therapeutic use. The conduct of pre-clinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the pre-clinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND.

An IND is a request for authorization from the FDA to ship an investigation product and then administer it to humans and must be allowed to proceed by the FDA before human clinical trials may begin. Some long-term pre-clinical testing, such as animal tests of reproductive AEs and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions before that time related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by, or under control of, the trial sponsor, in accordance with GCPs, which include the requirement that all research patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about most clinical trials must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in some cases for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

●	Phase I clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug.

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●	Phase II clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

●	Phase III clinical trials generally involve a larger number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase IV clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow up. In certain instances, the FDA may mandate the performance of Phase IV clinical trials as a condition of approval of an NDA or a Biologics License Application (“BLA”).

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if significant adverse events (“SAEs”) occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time, or the FDA may impose other sanctions on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can refuse, suspend, or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrently with clinical trials, companies usually complete additional pre-clinical studies and must also develop additional information about the physical characteristics of the drug or biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency, and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the pre-clinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls, and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee.

The review process typically takes twelve months from the date the NDA is submitted to the FDA. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission to determine whether they are sufficiently complete to permit substantive review before accepting them for “filing.” The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information and may be subject to an additional application user fee. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged, or held meets standards designed to assure the product’s continued safety, quality and purity. Under the current guidelines in effect in the Prescription Drug User Fee Act (PDUFA), the FDA has a goal to review and act on the submission within ten months from the completion of the preliminary review of a standard NDA for a new molecular entity.

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The FDA also may require submission of a REMS plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical trials or pre-clinical studies in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

Properties

Our administrative and accounting office is located in Tampa, Florida. We currently share space with MIRA Pharmaceuticals, Inc., another pharmaceutical development company, under a lease of approximately 2,279 square feet of office space under a lease that is due to expire on March 31, 2024. We share the office and costs in Tampa with two other companies. Our corporate headquarters and executive offices are in Baltimore, Maryland. Our Baltimore location, which comprises approximately 150 square feet, is under a lease that is due to expire on November 30, 2023. We believe that this facility will be sufficient for our current and planned operations, although we may require additional office and laboratory space in Baltimore for our planned operations as we progress our programs.

Employees and Human Capital Resources

As of September 30, 2023, we had 2 full-time employees and 4 part-time employees, of which one of our part-time employees is engaged in research and development. None of our employees is represented by a labor union or are covered by a collective bargaining agreement. We consider our relationship with our employees to be satisfactory. In addition, we utilize the services of contractors and part-time outside consultants to support our organization’s needs. We expect to continue to build our team to ensure we can effectively execute against our development plans.

Legal Proceedings

From time to time, we may be named in claims arising in the ordinary course of business. Currently, no legal proceedings, government actions, administrative actions, investigations, or claims are pending against us or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business and financial condition.

We anticipate that we will expend significant financial and managerial resources in the defense of our intellectual property rights in the future if we believe that our rights have been violated. We also anticipate that we will expend significant financial and managerial resources to defend against claims that our products and services infringe upon the intellectual property rights of third parties.

Corporation Information

Our corporate headquarters is located at 855 N Wolfe Street, Suite 601, Baltimore, Maryland 21205. Our telephone number is (737) 289-0835.

Our website address is www.telomirpharma.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our current executive officers and directors, including their ages as of September 30, 2023. With respect to our directors, each biography includes information regarding the experience, qualifications, attributes, or skills that caused our board of directors to determine that such person should serve as a director of our company.

Name	Age	Position
Christopher Chapman, Jr., MD	70	Chief Executive Officer and Chairman
Nathen Fuentes, CPA	40	Chief Financial Officer, Treasurer, and Secretary
Christos Nicholoudis, Esq.	33	Director
Dave Vorhoff	67	Director
Brad Kroenig	44	Director
Craig Eagle, MD	56	Director
Talhia Tuck	45	Director
Hugh McColl III	63	Director

The following is a brief biography of each of our current executive officers and directors:

Executive Officers and Directors

Christopher Chapman, Jr., MD was appointed to serve as our Chief Executive Officer and Chairman effective November 2022. He also currently serves as the Executive Chairman of MIRA Pharmaceuticals, Inc. (Nasdaq: MIRA), a publicly traded pre-clinical pharmaceutical development company (“MIRA”), a position he has held since April 2023. As Executive Chairman of MIRA, Dr. Chapman’s duties include those that are customarily associated with the position of Chairman of the Board, as well as oversight of the regulatory affairs and drug development activities of the company. Dr. Chapman has also served as one of MIRA’s directors since November 1, 2021 and served as a consultant with respect to regulatory affairs and drug development from November 1, 2021 until he began serving as MIRA’s Executive Chairman in April 2023. Dr. Chapman also serves as the President, Chief Medical Officer, and a director of MyMD Pharmaceuticals, Inc. (Nasdaq: MYMD), a publicly traded clinical-stage pharmaceutical development company (“MyMD”). Dr. Chapman previously served as President and Chief Medical Officer of MyMD Pharmaceuticals (Florida), Inc. (“MyMD Florida”) effective as of November 1, 2020. MyMD Florida is the predecessor by merger of MYMD. Prior to joining MyMD Florida and since 1999, Dr. Chapman has also served as the Chief Executive Officer of Chapman Pharmaceutical Consulting, Inc., a consulting organization that provides support to pharmaceutical and biotechnology companies in North America, Europe, Japan, India and Africa on issues such as product safety, pharmacovigilance, medical devices, clinical trials and regulatory issues. Dr. Chapman served as Director, Medical Affairs, Drug Safety and Medical Writing Departments at Quintiles (currently known as IQVIA), from 1995 to 2003, where he grew the division from no employees to forty employees, including eight board certified physicians, four RNs, two pharmacists, eight medical writers and supporting staff. Dr. Chapman has also served on the board of directors of Rock Creek Pharmaceuticals, Inc. (formerly, Star Scientific, Inc.) from 2007 to 2016, including as a member of the Audit Committee from 2007 to 2014, chairperson of the Compensation Committee from 2007 to 2014, and chairperson of the Executive Search Committee from 2007 to 2014. Dr. Chapman is an experienced executive and global medical expert and has extensive experience in providing monitoring and oversight for ongoing clinical trials including both adult and pediatric subjects. Dr. Chapman is also the founder of the Chapman Pharmaceutical Health Foundation, an IRS Section 501(c)(3) nonprofit organization established to solicit public funds and to support healthcare needs such as AIDS, diabetes, hypertension, lupus, sickle cell anemia, malaria and tuberculosis, which was organized in 2006. Dr. Chapman earned an Executive Certificate in Nonprofit Financial Stewardship from the Harvard Kennedy School in 2020. Dr. Chapman received his M.D. degree from Georgetown University in Washington, D.C. in 1987, and completed his internship in Internal Medicine, a residency in Anesthesiology and a fellowship in Cardiovascular and Obstetric Anesthesiology at Georgetown. We believe Dr. Chapman is qualified to serve as one of our directors due to his executive experience in the pharmaceutical and biotechnology industries, as well as his medical expertise. Dr. Chapman’s recent publications include two poster presentations: 1)British Society of Immunology, Liverpool, UK, December 5-8, 2022 Pharmacology and clinical profile of MYMD-1® (isomyosamine), an oral, selective, next-generation, TNF-alpha inhibitor that crosses the blood brain barrier and 2) Society of Toxicology, Nashville, TN, March 19-22, 2023, A Naturally Occurring Novel Therapeutic and Oral Selective Inhibitor of TNF-α, MYMD-1® (Isomyosamine), Significantly Reduced the Inflammation and Disease Severity in Murine Model of Collagen Antibody Induced Arthritis. Additionally, Dr. Chapman published a manuscript in Drug Research, “A Double-blind, Placebo-controlled, Randomized, Single Ascending, and Multiple Dose Phase 1 Study to Evaluate the Safety, Tolerability, and Pharmacokinetics of Oral Dose Isomyosamine Capsules in Healthy Adult Subjects” (Brager, J., Chapman, C., Dunn, L., & Kaplin, A. (2023). A Double-blind, Placebo-controlled, Randomized, Single Ascending, and Multiple Dose Phase 1 Study to Evaluate the Safety, Tolerability, and Pharmacokinetics of Oral Dose Isomyosamine Capsules in Healthy Adult Subjects. Drug research, 73(2), 95–104. https://doi.org/10.1055/a-1962-6834).

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Nathen Fuentes, CPA, joined our company as our Chief Financial Officer, Treasurer, and Secretary on September 21, 2023. Prior to serving as our Chief Financial Officer, Treasurer, and Secretary, Mr. Fuentes has worked for mid-market private equity sponsored companies within the specialty healthcare industry, including with Emergence Health Holdings as the Chief Financial Officer from May 2023 to September 2023; as the Chief Financial Officer of Divergent Dental Group from July 2022 to May 2023; the Chief Financial Officer of Family First Homecare from 2019 to July 2022; and as the Chief Financial Officer and Partner of Dermatology Medical Partners from 2017 to 2019. He also served as the Controller of Glytec from 2013 to 2017, as an Experienced Associate at PricewaterhouseCoopers from 2012 to 2013 and held various managerial positions with homebuilding companies prior to his experience with PricewaterhouseCoopers. Mr. Fuentes has experience leading acquisition and organic growth initiatives within highly levered environments while managing investor relations, human resources, finance, accounting, and revenue cycle functions. Mr. Fuentes earned his Bachelor of Science in marketing from the University of Florida and his Masters of Science in accounting from Fairfield University. Mr. Fuentes is a Certified Public Accountant.

Christos Nicholoudis joined our company as a director on August 11, 2023. He was initially appointed under an agreement between our company and our largest stockholder, the Bay Shore Trust, to serve as the designated representative of the Bay Shore Trust on our board of directors. He has also served as a director of MIRA Pharmaceuticals, Inc., (Nasdaq: MIRA) since April 2023. Mr. Nicholoudis was also named General Counsel of MIRA in April 2023, although he is not deemed to be an executive officer of that company. Mr. Nicholoudis is an attorney who has practiced with his own firm, The Law Firm of Christos Nicholoudis PLLC, since February 2022, where he handles a wide range of legal matters including contract work, personal injury, real estate, wills trusts and estates and criminal law. Prior to that, from July of 2019 to February of 2022, Mr. Nicholoudis was employed by the State of Florida as a Public Defender for the 12th Judicial Circuit and from July 2012 to February of 2020, Mr. Nicholoudis owned and operated a restaurant franchise under Cortez Roadhouse, LLC. Mr. Nicholoudis is a 2012 graduate of Cornell University’s School of Hotel Administration where he received a B.S. in hospitality and a 2017 graduate of Stetson College of Law where he received his J.D. degree. He is admitted to the bar in New York, Florida, Texas, and Washington D.C. We believe that Mr. Nicholoudis is qualified to serve as one of our directors based on his legal experience and training and his diverse business management experience.

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David Vorhoff joined our company as a director in November 2022. He has served as a director of MIRA Pharmaceuticals, Inc., (Nasdaq: MIRA) since May 3, 2022. Since August of 2021, Mr. Vorhoff has served as Chief Executive Officer and co-founder of Creo Valo, a financial services company, and a Partner of Texas Atlantic Group, a family office and advisory firm, since May of 2019. He is also the Co-founder and Chairman of the board of directors of Fintag Holdings, Inc., a financial technology company since April 2021. Previously, from August 2015 to March 2019, Mr. Vorhoff served as Senior Vice President of Corporate Development and Strategy for Premier, Inc. (Nasdaq: PINC), a healthcare improvement company, and as Managing Director, Co-Head Healthcare and Life Sciences at Deloitte, a professional services company, from 2013 to August 2015. He also previously served as a director of Start Scientific, Inc. Mr. Vorhoff has a B.A. in Interdisciplinary Studies from University of North Carolina at Chapel Hill, and an MBA degree from UNC Kenan-Flagler Business School. We believe Mr. Vorhoff is qualified to serve on our board of directors because of his experience in the healthcare and life sciences sectors, as well as his executive experience in the finance and investment banking industries.

Brad Kroenig joined our company as director in November 2022. Since November 2021, he has also served as a member of the Board of Directors of MIRA Pharmaceuticals, Inc., (Nasdaq: MIRA) a publicly traded early pre-clinical-stage pharmaceutical company focused on the development and commercialization of a new molecular synthetic THC analog. Since 2000, Mr. Kroenig’s principal occupation has been serving as one of the world’s leading fashion models. Mr. Kroenig was the face of Ralph Lauren, The Gap, Tommy Hilfiger, Chanel, Fendi, Peter Millar, and many other top brands. Models.com ranked him the #1 male model in the world from 2004 to 2006, and Vogue magazine ranked him the #3 male model of all time. Mr. Kroenig also serves as a business and strategy consultant for many private firms and early-stage companies, where as a part of his consulting business he advises companies regarding building management teams and managing relationships with investors. Mr. Kroenig is an experienced investor and business executive with significant experience in collaborating with executive-level and cross-functional teams, analyzing business situations, and developing and implementing practical investor strategies. Mr. Kroenig attended Florida International University on a NCAA Division I soccer scholarship. We believe that Mr. Kroenig’s business experience in the modeling industry as a business executive qualifies him to serve as one of our directors.

Craig Eagle, MD joined our company as a director in November 2022. He has also served as a director of MyMD since April 16, 2021. Dr. Eagle is currently the Chief Medical Officer of Guardant Health, Inc. since 2021. Previously, Dr. Eagle was Vice President of Oncology for Genentech, where he oversaw the medical programs across Genentech’s oncology portfolio. Prior to his current role, Dr. Eagle worked in several positions at Pfizer from 2009 to 2019, including as the oncology business lead in the United Kingdom and Canada, the global lead for Oncology Strategic Alliances and Partnerships based in New York, and as the head of the Oncology Therapeutic Area Global Medical and Outcomes Group, including the U.S. oncology medical business. Through his multiple roles at Pfizer, Dr. Eagle delivered significant business growth and was involved in multiple strategic acquisitions and divestitures. In addition, while at Pfizer, Dr. Eagle oversaw extensive oncology clinical trial programs, multiple regulatory and payer approvals across Pfizer’s oncology portfolio, health outcomes assessments and scientific collaborations with key global research organizations like the National Cancer Institute (NCI), and the European Organization for Research and Treatment of Cancer (EORTC), and led worldwide development of several compounds including celecoxib, aromasin, irinotecan, dalteparin and ozagomicin. Dr. Eagle currently serves as a member of the board of directors and chair of the Science and Policy Committee of Pierian Biosciences, a privately held life sciences company. Dr. Eagle attended Medical School at the University of New South Wales, Sydney, Australia and received his general internist training at Royal North Shore Hospital in Sydney. He completed his hemato-oncology and laboratory hematology training at Royal Prince Alfred Hospital in Sydney and was granted Fellowship in the Royal Australasian College of Physicians (FRACP) and the Royal College of Pathologists Australasia (FRCPA). After his training, Dr. Eagle performed basic research at the Royal Prince of Wales hospital to develop a new monoclonal antibody to inhibit platelets before moving into the pharmaceutical industry. Dr. Eagle’s qualifications to sit on our Board include his long and successful career in the international pharmaceutical industry, his senior executive experience in areas such as business growth, strategic alliances and mergers and acquisition transactions, his experience as a member of both public and private company boards in the healthcare and life science industries, and his wealth of oncology experience, including leading and participating in scientific research, regulatory, pricing and re-imbursement negotiations for compounds in therapeutic areas.

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Talhia Tuck joined our company as a director in November 2022. She has also served as a director of MIRA since November 1, 2021. She currently is an Admissions and Recruitment Counselor at Georgetown Law School. From 2019 to 2023, Ms. Tuck was a Project Director with Georgetown Law School’s Center for Innovations in Community Safety, formerly the Innovative Policing Program, which identifies new approaches to long-standing issues in policing. Ms. Tuck served as an Associate Director of Admissions at Georgetown University from 2016-2019, where she evaluated applications for the undergraduate schools and chaired several admissions committees. Prior to 2016, Ms. Tuck worked in the investment relations and communications field as Vice President for Communications and Investor Relations at Star Scientific, Inc. (OTC: STSC) where she was responsible for coordinating communications with shareholders, the financial community, and the media. She also has experience in the legal industry, as she participated in the Ropes & Gray New Alternatives Program as a Fellow at the Office of the State’s Attorney for Montgomery County, Maryland, and subsequently worked in the Corporate Department at Ropes & Gray LLP in Washington, D.C. Prior to attending law school, Ms. Tuck was a journalist with MSNBC, NBC News, ABC News, and the CBS affiliate, WINK-TV, and worked as an admissions officer for Harvard College at Harvard University. She also served as a financial analyst at Goldman Sachs in the Investment Management Division from July 2000 until April 2001. We believe that Ms. Tuck’s experience in public policy and investment relations qualifies her to serve as one of our directors. She received her A.B. degree from Harvard College, cum laude, and received her J.D. degree from Harvard Law School. We believe that Ms. Tuck’s experience in public policy and investment relations qualifies her to serve as one of our directors.

Hugh McColl III joined our company as a director in November 2022. He has served as a director of MIRA Pharmaceuticals, Inc., (Nasdaq: MIRA) since November 1, 2021. Mr. McColl has served as Co-Managing Member of Collwick Capital LLC, a fund of funds, since 2010 and Managing Member of McColl Brothers Lockwood LLC, a family investment office, since 2006. Since June 2015, he has served as a Senior Advisor at Brown Brothers Harriman Capital Partners where he assists in sourcing, investment evaluation, transaction execution, and providing post-investment, value-added oversight to portfolio companies. Before co-founding Collwick Capital LLC, Mr. McColl spent 14 years in the hedge fund industry, where he was a private investments portfolio manager for Round Table Investment Management and McColl Brothers Lockwood LLC, served as the Chief Operating Officer for M&M Partners LLC and was the Chief Executive Officer for McColl Partners LLC. Mr. McColl has served on the boards of directors of Heritage Brands Inc. since 2019 and Fintag Holdings Inc. since 2022. Mr. McColl received a B.S. degree in Business Administration from the University of North Carolina at Chapel Hill in 1982 and an MBA degree from the University of Virginia Darden School of Business in 1987. We believe that Mr. McColl’s investment management and executive experience qualifies him to serve as a member of our board of directors. We believe that Mr. McColl’s investment management and executive experience qualifies him to serve as a member of our board of directors.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of seven members. The number of directors is determined by our board of directors, subject to the terms of our amended and restated articles of incorporation and bylaws that will become effective upon the completion of this offering. Upon the completion of this offering, our board of directors will continue to consist of seven members, and our directors will be elected for one-year terms.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Dave Vorhoff, Talhia Tuck, Dr. Craig Eagle, and Hugh McColl III do not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and are independent directors under the Nasdaq Listing Rules.

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In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the transactions described in the section of this prospectus titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee, and a nominating and corporate governance committee prior to the completion of this offering. The functions of these committees are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our board of directors will establish an audit committee, and we anticipate that [●], [●], and [●] will be the members of the committee, with [●] serving as the chair of the audit committee. Each member of the committee will meet the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations, including Rule 10A-3(b)(1) under the Exchange Act. Each member of our audit committee will also meet the financial literacy requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that [●] is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

The audit committee’s main purpose is to oversee our corporate accounting and financial reporting process. Our audit committee will be responsible for, among other things:

●	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

●	helping to ensure the independence and performance of the independent registered public accounting firm;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related party transactions;

●	reviewing and pre-approving, as required, all audit and all permissible non-audit services to be performed by the independent registered public accounting firm; and

●	assisting our board of directors in monitoring the performance of our internal audit function.

Our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq, a copy of which will be available on our website at www.telomirpharma.com.

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Compensation Committee

Our board of directors will establish a compensation committee and we anticipate that [●], [●], and [●] will be the members of this committee, with [●] serving as the chair of the compensation committee. Each member of the committee will meet the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of our compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. In arriving at these determinations, our board of directors will examine all factors relevant to determining whether any compensation committee member has a relationship to us that is material to that member’s ability to be independent from management in connection with carrying out such member’s duties as a compensation committee member.

The compensation committee’s main purpose is to review and recommend policies relating to compensation and benefits of our officers and employees. Our compensation committee will be responsible for, among other things:

●	reviewing, approving, and determining, or making recommendations to our board of directors regarding, the compensation and compensation arrangements of our executive officers;

●	administering our equity compensation plans;

●	reviewing and approving, or making recommendations to our board of directors regarding, incentive compensation and equity compensation plans; and

●	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq, a copy of which will be available on our website.

Nominating and Corporate Governance Committee

Our board of directors will establish a nominating and corporate governance committee, and we anticipate that [●], [●], and [●] will be the members of this committee, with [●] serving as the chair of the nominating and corporate governance committee. Each member of the committee will meet the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations.

Our nominating and corporate governance committee will be responsible for, among other things:

●	identifying, evaluating, and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

●	developing and overseeing the annual evaluation of our board of directors and of its committees;

●	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

●	overseeing our corporate governance practices; and

●	making recommendations to our board of directors regarding corporate governance guidelines.

Our nominating and corporate governance committee will operate under a written charter that satisfies the applicable listing standards of Nasdaq, a copy of which will be available on our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is a current or former executive officer or employee of our company. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving on our compensation committee.

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Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, and through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity and data protection, and our audit committee has the responsibility to consider our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee will review legal, regulatory, and compliance matters that could have a significant impact on our financial statements. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Board Diversity

Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and corporate governance committee will consider factors including, without limitation, issues of character, integrity, judgment, potential conflicts of interest, other commitments, and diversity, and with respect to diversity, such factors as gender, race, ethnicity, experience, and area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

The nominating and corporate governance committee will ensure compliance with the new rule by Nasdaq for board diversity (the “Nasdaq Diversity Rule”), on or before the date required under the Nasdaq Diversity Rule. The Nasdaq Diversity Rule requires, assuming our shares of common stock are listed on the Nasdaq Capital Market and that we are a smaller reporting company, that we will have at least two directors serving on our board of directors, at least one of which identifies as female and the second of which identifies as female, underrepresented minority or LGBTQ+, by December 31, 2026, unless our board of directors is comprised of five or less directors.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer, and principal accounting officer) and all global employees in accordance with applicable federal securities laws and corporate governance rules of the Nasdaq Capital Market. Our code of business conduct and ethics will be available on our website. Any amendments to the code of business conduct and ethics, or waivers of its requirements, will, if required, be disclosed on our website.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines, a copy of which will be available on our website.

Director Compensation

We did not provide any cash or equity compensation to any of our directors during the year ended December 31, 2022, in their capacity as directors, and we have not yet adopted a compensation program for our directors.

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EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for the following persons: (i) all persons serving as our principal executive officers during 2022 and (ii) the most highly compensated of our other executive officers who received compensation during 2022 of at least $100,000 and who were executive officers on December 31, 2022. We refer to these persons as our “named executive officers” elsewhere in this prospectus. Our “named executive officers” and their positions are as follows:

●	Christopher Chapman, Jr., MD, Chief Executive Officer and Chairman; and

●	James A. McNulty, CPA, Former Chief Financial Officer and Treasurer.

Summary Compensation Table

The following table shows the compensation paid by us during the 2022 and 2021 fiscal years to our named executive officers. As indicated below, there was no compensation paid to any named executive officer of our company during 2021 or 2022. For a description of the compensation program for our named executive officers following 2022, see “—Executive Compensation Arrangements” below.

Name and principal position	Year	Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total ($)
Christopher Chapman, Jr., MD	2022	$-	-	-	-	-	$-
Chief Executive Officer and Chairman	2021	$-	-	-	-	-	$-
James A. McNulty, CPA (1)	2022	$-	-	-	-	-	$-
Former Chief Financial Officer and Treasurer	2021	$-	-	-	-	-	$-

(1)	Mr. McNulty served as our Chief Financial Officer and Treasurer until the appointment of Mr. Nathen Fuentes as the Chief Financial Officer and Treasurer effective September 21, 2023.

Executive Compensation Arrangements

Below is a more detailed summary of the elements of our current executive compensation program as it relates to our named executive officers.

Employment Agreements

Christopher Chapman, Jr., MD

We intend to enter into an employment agreement with Dr. Chapman pursuant to which Dr. Chapman will serve as our Chief Executive Officer and Chairman of our Board. Under his employment agreement, Dr. Chapman will agree to work part-time and on an as-needed basis with respect to the affairs of our company. Dr. Chapman’s employment agreement provides that his employment will be on an at-will basis and can be terminated by either Dr. Chapman or us at any time for cause. Under the agreement, Dr. Chapman will receive an initial base salary of $200,000 per year beginning on the closing of this offering. In the event that Dr. Chapman’s employment is terminated by our company without “Cause” or is terminated by Dr. Chapman for “Good Reason”, Dr. Chapman will be entitled to severance compensation in the form of salary continuation for a period of three months (subject to Dr. Chapman executing and delivering a customary general release in favor of the company). “Cause” is defined in the agreement to include dishonesty, misappropriation, willful misconduct, breach of the agreement, and other customary matters. “Good Reason” is defined to include a material adverse change in Dr. Chapman’s compensation or duties and level of responsibility. The employment agreement also contains customary confidentiality and invention-assignment covenants to which Dr. Chapman is subject. Beginning in 2023, in lieu of health insurance coverage and 401k benefits, we have agreed to pay Dr. Chapman’s life insurance policy premium in an amount up to $2,215 per quarter.

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Nathen Fuentes, CPA

We entered into an employment agreement with Mr. Fuentes, effective September 21, 2023, pursuant to which Mr. Fuentes will serve as our Chief Financial Officer, Treasurer, and Secretary. Under his employment agreement, Mr. Fuentes has agreed to devote his full business time and effort to the business affairs of the Company. Mr. Fuentes’s employment agreement provides that his employment will be on an at-will basis and can be terminated by either Mr. Fuentes or our company at any time for cause. Under the agreement, Mr. Fuentes will receive an initial base salary of $165,000 per year, however, should the Company complete the initial public offering prior to September 21, 2024, such salary shall be retroactively adjusted to equal $250,000 for his first full year of employment only. In addition, upon the completion of this offering, Mr. Fuentes will receive a cash bonus of $25,000 and an award of options to purchase 200,000 shares of Company common stock with an exercise price equal to the initial public offering price, vesting as follows: (i) options to purchase 100,000 shares will vest on the date that is six months from the closing date of this offering; (ii) options to purchase 50,000 shares will vest on the date that is one year from the closing date of this offering; and (iii) options to purchase 50,000 shares will vest on the date that is eighteen months from the closing date of this offering. Additional bonuses and adjustments to Mr. Fuentes’s salary may be made by the Board in its sole discretion. In the event that his employment is terminated by our company without “Cause” or is terminated by Mr. Fuentes for “Good Reason”, Mr. Fuentes will be entitled to severance compensation in the form of salary continuation for a period of three months (subject to Mr. Fuentes executing and delivering a customary general release in favor of the company). “Cause” is defined in the agreement to include dishonesty, misappropriation, willful misconduct, breach of the agreement, and other customary matters. “Good Reason” is defined to include a material adverse change in Mr. Fuentes’s compensation or duties and level of responsibility. The employment agreement also contains customary confidentiality and invention-assignment covenants to which Mr. Fuentes is subject.

Base Salaries

The base salaries of our employed executive officers are specified in their respective employment agreements, as summarized above.

Bonuses

We did not pay any bonuses to any of our named executive officers during 2022 or during the first three quarters of 2023.

Equity Compensation

Through the date of this prospectus, none of our officers, directors, or employees have received any equity compensation.

Retirement Plans

We do not currently maintain any retirement plans for our employees.

Outstanding Equity Awards at Fiscal Year-End

There were no stock options granted and outstanding as of December 31, 2022.

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2023 Omnibus Incentive Plan

We plan to adopt the Telomir Pharmaceuticals, Inc. 2023 Omnibus Incentive Plan (the “2023 Omnibus Plan”) prior to the completion of this offering. The 2023 Omnibus Plan will authorize the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors, and consultants and any of our future subsidiary corporations’ employees and consultants. The following is a summary of certain terms and conditions of the 2023 Omnibus Plan that we intend to adopt. This summary is qualified in its entirety by reference to the 2023 Omnibus Plan attached as an exhibit to the registration statement of which this prospectus forms a part, as well as conditioned upon and subject to the approval of the 2023 Omnibus Plan by our Board and our stockholders.

Administration

The 2023 Omnibus Plan is administered by our board of directors or our compensation committee, or any other committee or subcommittee or one or more of our officers to whom authority has been delegated (collectively, the “Administrator”). The Administrator has the authority to interpret the 2023 Omnibus Plan and award agreements entered into with respect to the 2023 Omnibus Plan; to make, change and rescind rules and regulations relating to the 2023 Omnibus Plan; to make changes to, or reconcile any inconsistency in, the 2023 Omnibus Plan or any award agreement covering an award; and to take any other actions needed to administer the 2023 Omnibus Plan.

Eligibility

The Administrator may designate any of the following as a participant under the 2023 Omnibus Plan: any officer or employee, or individuals engaged to become an officer or employee, of our company or our affiliates; and consultants of our company or our affiliates, and our directors, including our non-employee directors.

Types of Awards

The 2023 Omnibus Plan permits the Administrator to grant stock options, stock appreciation rights (“SARs”), performance shares, performance units, shares of common stock, restricted stock, restricted stock units (“RSUs”), cash incentive awards, dividend equivalent units, or any other type of award permitted under the 2023 Omnibus Plan. The Administrator may grant any type of award to any participant it selects, but only our employees or our subsidiaries’ employees may receive grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Awards may be granted alone or in addition to, in tandem with, or (subject to the repricing prohibition described below) in substitution for any other award (or any other award granted under another plan of our company or any affiliate, including the plan of an acquired entity).

Shares Reserved Under the 2023 Omnibus Incentive Plan

The 2023 Omnibus Plan will provide that 5,000,000 shares of our common stock are reserved for issuance under the 2023 Omnibus Plan, all of which may be issued pursuant to the exercise of incentive stock options. The number of shares available for issuance under our 2023 Omnibus Plan will also include an annual increase on the first day of each fiscal year after the completion of this offering equal to the lesser of:

●	200,000 shares;

●	1.0% of the outstanding shares of all class of our common stock as of the last day of the immediately preceding fiscal year; or

●	such other amount as our board of directors may determine.

The number of shares reserved for issuance under the 2023 Omnibus Plan will be reduced on the date of the grant of any award by the maximum number of shares, if any, with respect to which such award is granted. However, an award that may be settled solely in cash will not deplete the 2023 Omnibus Plan’s share reserve at the time the award is granted. If (a) an award expires, is canceled, or terminates without issuance of shares or is settled in cash, (b) the Administrator determines that the shares granted under an award will not be issuable because the conditions for issuance will not be satisfied, (c) shares are forfeited under an award, (d) shares are issued under any award and we reacquire them pursuant to our reserved rights upon the issuance of the shares, (e) shares are tendered or withheld in payment of the exercise price of an option or as a result of the net settlement of outstanding stock appreciation rights or (f) shares are tendered or withheld to satisfy federal, state or local tax withholding obligations, then those shares are added back to the reserve and may again be used for new awards under the 2023 Omnibus Plan. However, shares added back to the reserve pursuant to clauses (d), (e) or (f) in the preceding sentence may not be issued pursuant to incentive stock options.

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Options

The Administrator may grant stock options and determine all terms and conditions of each stock option, which include the number of stock options granted, whether a stock option is to be an incentive stock option or non-qualified stock option, and the grant date for the stock option. However, the exercise price per share of common stock may never be less than the fair market value of a share of common stock on the date of grant and the expiration date may not be later than 10 years after the date of grant. Stock options will be exercisable and vest at such times and be subject to such restrictions and conditions as are determined by the Administrator, including with respect to the manner of payment of the exercise price of such stock options.

Stock Appreciation Rights

The Administrator may grant SARs, which represent the right of a participant to receive cash in an amount, or common stock with a fair market value, equal to the appreciation of the fair market value of a share of common stock during a specified period of time. The 2023 Omnibus Plan provides that the Administrator will determine all terms and conditions of each SAR, including, among other things: (a) whether the SAR is granted independently of a stock option or relates to a stock option, (b) the grant price, which may never be less than the fair market value of our common stock as determined on the date of grant, (c) a term that must be no later than 10 years after the date of grant, and (d) whether the SAR will settle in cash, common stock or a combination of the two.

Performance and Stock Awards

The Administrator may grant awards of shares of common stock, restricted stock, RSUs, performance shares or performance units. Restricted stock means shares of common stock that are subject to a risk of forfeiture or restrictions on transfer, which may lapse upon the achievement or partial achievement of performance goals (as described below) or upon the completion of a period of service. An RSU grants the participant the right to receive cash or shares of common stock the value of which is equal to the fair market value of one share of common stock, to the extent performance goals are achieved or upon the completion of a period of service. Performance shares give the participant the right to receive shares of common stock to the extent performance goals are achieved. Performance units give the participant the right to receive cash or shares of common stock valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of common stock, to the extent performance goals are achieved.

The Administrator will determine all terms and conditions of the awards including (a) whether performance goals must be achieved for the participant to realize any portion of the benefit provided under the award, (b) the length of the vesting or performance period and, if different, the date that payment of the benefit will be made, (c) with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of common stock, and (d) with respect to performance shares, performance units, and RSUs, whether the awards will settle in cash, in shares of common stock (including restricted stock), or in a combination of the two.

Cash Incentive Awards

The Administrator may grant cash incentive awards. An incentive award is the right to receive a cash payment to the extent one or more performance goals are achieved. The Administrator will determine all terms and conditions of a cash incentive award, including, but not limited to, the performance goals (described below), the performance period, the potential amount payable, and the timing of payment. While the 2023 Omnibus Plan permits cash incentive awards to be granted under the 2023 Omnibus Plan, we may also make cash incentive awards outside of the 2023 Omnibus Plan.

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Performance Goals

For purposes of the 2023 Omnibus Plan, the Administrator may establish objective or subjective performance goals which may apply to any performance award. Such performance goals may include, but are not limited to, one or more of the following measures with respect to our company or any one or more of our subsidiaries, affiliates, or other business units: net sales; cost of sales; gross income; gross revenue; revenue; operating income; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings before interest, taxes, depreciation, amortization and exception items; income from continuing operations; net income; earnings per share; diluted earnings per share; total stockholder return; fair market value of a share of common stock; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; ratio of debt to debt plus equity; return on stockholder equity; return on invested capital; return on average total capital employed; return on net capital employed; return on assets; return on net assets employed before interest and taxes; operating working capital; average accounts receivable (calculated by taking the average of accounts receivable at the end of each month); average inventories (calculated by taking the average of inventories at the end of each month); economic value added; succession planning; manufacturing return on assets; manufacturing margin; and customer satisfaction. Performance goals may also relate to a participant’s individual performance. The Administrator reserves the right to adjust any performance goals or modify the manner of measuring or evaluating a performance goal.

Dividend Equivalent Units

The Administrator may grant dividend equivalent units. A dividend equivalent unit gives the participant the right to receive a payment, in cash or shares of common stock, equal to the cash dividends or other distributions that we pay with respect to a share of common stock. We determine all terms and conditions of a dividend equivalent unit award, except that dividend equivalent units may not be granted in connection with a stock option or SAR, and dividend equivalent unit awards granted in connection with another award cannot provide for payment until the date such award vests or is earned, as applicable.

Other Stock-Based Awards

The Administrator may grant to any participant shares of unrestricted stock as a replacement for other compensation to which such participant is entitled, such as in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right or as a bonus.

Transferability

Awards are not transferable, including to any financial institution, other than by will or the laws of descent and distribution, unless the Administrator allows a participant to (a) designate in writing a beneficiary to exercise the award or receive payment under the award after the participant’s death, (b) transfer an award to a former spouse as required by a domestic relations order incident to a divorce, or (c) transfer an award without receiving any consideration.

Adjustments

If (a) we are involved in a merger or other transaction in which our shares of common stock are changed or exchanged; (b) we subdivide or combine shares of common stock or declare a dividend payable in shares of common stock, other securities, or other property (other than stock purchase rights issued pursuant to a stockholder rights agreement); (c) we effect a cash dividend that exceeds 10% of the fair market value of a share of common stock or any other dividend or distribution in the form of cash or a repurchase of shares of common stock that our board of directors determines is special or extraordinary, or that is in connection with a recapitalization or reorganization; or (d) any other event occurs that in the Administrator’s judgment requires an adjustment to prevent dilution or enlargement of the benefits intended to be made available under the 2023 Omnibus Plan, then the Administrator will, in a manner it deems equitable, adjust any or all of (1) the number and type of shares subject to the 2023 Omnibus Plan and which may, after the event, be made the subject of awards; (2) the number and type of shares of common stock subject to outstanding awards; (3) the grant, purchase, or exercise price with respect to any award; and (4) the performance goals of an award. In any such case, the Administrator may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award, subject to the terms of the 2023 Omnibus Plan.

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The Administrator may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, authorize the issuance or assumption of awards upon terms and conditions we deem appropriate without affecting the number of shares of common stock otherwise reserved or available under the 2023 Omnibus Plan.

Change of Control

Upon a change of control (as defined in the 2023 Omnibus Plan), the successor or surviving corporation may agree to assume some or all outstanding awards or replace them with the same type of award with similar terms and conditions, without the consent of any participant, subject to the following requirements:

●	Each award that is assumed must be appropriately adjusted, immediately after such change of control, to apply to the number and class of securities that would have been issuable to a participant upon the consummation of such change of control had the award been exercised, vested, or earned immediately prior to such change of control, and other appropriate adjustment to the terms and conditions of the award may be made.

●	If the securities to which the awards relate after the change of control are not listed and traded on a national securities exchange, then (a) each participant must be provided the option to elect to receive, in lieu of the issuance of such securities, cash in an amount equal to the fair value of the securities that would have otherwise been issued, and (b) no reduction may be taken to reflect a discount for lack of marketability, minority, or any similar consideration, for purposes of determining the fair value of such securities.
●	If a participant is terminated from employment without cause, or due to death or disability, or the participant resigns employment for good reason (as defined in any award or other agreement between the participant and our company or an affiliate) within two years following the change of control, then upon such termination, all of the participant’s awards in effect on the date of such termination will vest in full or be deemed earned in full.

If the purchaser, successor, or surviving entity does not assume the awards or issue replacement awards, then immediately prior to the change of control date, unless the Administrator otherwise determines:

●	Each stock option or SAR then held by a participant will become immediately and fully vested, and all stock options and SARs will be cancelled on the change of control date in exchange for a cash payment equal to the excess of the change of control price of the shares of common stock over the purchase or grant price of such shares under the award.

●	Unvested restricted stock and RSUs (that are not performance awards) will vest in full.

●	All performance shares, performance units and cash incentive awards for which the performance period has expired will be paid based on actual performance, and all such awards for which the performance period has not expired will be cancelled in exchange for a cash payment equal to the amount that would have been due under such awards, valued assuming achievement of target performance goals at the time of the change of control, prorated based on the number of full months elapsed in the performance period.

●	All unvested dividend equivalent units will vest (to the same extent as the award granted in tandem with such units) and be paid.

●	All other unvested awards will vest and any amounts payable will be paid in cash.

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Term of Plan

Unless earlier terminated by our board of directors, the 2023 Omnibus Plan will terminate on, and no further awards may be granted, after the tenth (10th) anniversary of its effective date.

Termination and Amendment of Plan

Our board of directors or the Administrator may amend, alter, suspend, discontinue, or terminate the 2023 Omnibus Plan at any time, subject to the following limitations:

●	Our board of directors must approve any amendment to the 2023 Omnibus Plan if we determine such approval is required by prior action of our board of directors, applicable corporate law, or any other applicable law;

●	Stockholders must approve any amendment to the 2023 Omnibus Plan, which may include an amendment to materially increase the number of shares reserved under the 2023 Omnibus Plan, if we determine that such approval is required by Section 16 of the Exchange Act, the Code, the listing requirements of any principal securities exchange or market on which the shares are then traded, or any other applicable law; and

●	Stockholders must approve any amendment to the 2023 Omnibus Plan that would diminish the protections afforded by the participant award limits or repricing and backdating prohibitions.

Amendment, Modification, Cancellation and Disgorgement of Awards

Subject to the requirements of the 2023 Omnibus Plan, the Administrator may modify or amend any award or waive any restrictions or conditions applicable to any award or the exercise of the award, or amend, modify, or cancel any terms and conditions applicable to any award, in each case, by mutual agreement of the Administrator and the participant or any other person that may have an interest in the award, so long as any such action does not increase the number of shares of common stock issuable under the 2023 Omnibus Plan.

We do not need to obtain participant (or other interested party) consent for any such action (a) that is permitted pursuant to the adjustment provisions of the 2023 Omnibus Plan; (b) to the extent we deem the action necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which our common stock is then traded; (c) to the extent we deem the action is necessary to preserve favorable accounting or tax treatment of any award for us; or (d) to the extent we determine that such action does not materially and adversely affect the value of an award or that such action is in the best interest of the affected participant or any other person as may then have an interest in the award.

The Administrator can cause a participant to forfeit any award, and require the participant to disgorge any gains attributable to the award, if the participant engages in any action constituting, as determined by the Administrator in its discretion, cause for termination, or a breach of a material company policy, any award agreement or any other agreement between the participant and us or one of our affiliates concerning noncompetition, nonsolicitation, confidentiality, trade secrets, intellectual property, nondisparagement or similar obligations.

Any awards granted under the 2023 Omnibus Plan, and any shares of common stock issued or cash paid under an award, will be subject to any recoupment or clawback policy that we adopt, or any recoupment or similar requirement otherwise made applicable by law, regulation or listing standards to us.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions within the last three years to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of our voting securities, or an immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Line of Credit and Promissory Note with the Bay Shore Trust

On June 15, 2023, we entered into a Promissory Note and Loan Agreement with the Bay Shore Trust, a trust established by our founder, Jonnie R. Williams, Sr., and under which various of his family members are beneficiaries (the “Bay Shore Trust”). Under this Promissory Note and Loan Agreement (the “Bay Shore Note”), we have the right to borrow up to an aggregate of $5,000,000 from the Bay Shore Trust at any time up to the second anniversary of the issuance of the Bay Shore Note or, if earlier, upon the completion of our initial public offering. Our right to borrow funds under the Bay Shore Note is subject to the absence of a material adverse change in our assets, operations, or prospects. The Bay Share Note, together with accrued interest, will become due and payable on the second anniversary of the issuance of the note, provided that it may be prepaid at any time without penalty. The Bay Shore Note will accrue interest at a rate equal to 7% per annum, simple interest, during the first year that the note is outstanding and 10% per annum, simple interest, thereafter. The Bay Shore Note is unsecured. As of August 1, 2023, the outstanding principal amount under the Bay Shore Note is $0.8 million.

Since January 1, 2023, MIRALOGX and The Starwood Trust, a separate Trust established by our founder, have advanced funds on behalf of Bayshore Trust to our company in order to fund operating activities. The total cumulative amount of such outstanding advances was $0.3 million as of March 31, 2023. The total amount advanced and outstanding as of June 30, 2023, was $0.5 million. These advances were consolidated into the Bay Shore Note as of June 30, 2023 and became payable under the terms of the Bay Shore Note.

In consideration of the loan facility provided by the Bay Shore Trust, we issued to the Bay Shore Trust a common stock purchase warrant on June 15, 2023, giving the Bay Shore Trust the right to purchase up to 5,000,000 shares of common stock at an exercise price of $1.82 per share, which warrant will expire five years after the date of grant. Pursuant to a registration rights agreement, we have granted to Bay Shore Trust the right to require us, at any time after one year following our initial public offering, to register for resale the shares issuable upon the exercise of the warrant, with such registration rights being in the form of demand and “piggyback” registration rights that are subject to customary limitations and restrictions. Upon issuance, the warrant met the criteria to be classified as equity based on an analysis under Accounting Standards Codification (480) ASC 480, “Distinguishing Liabilities from Equity” and will be measured at fair value, resulting in an initial fair value of approximately $5.95  million upon issuance of the warrant using Black-Scholes valuation techniques.

Transactions with MIRALOGX LLC

On July 31, 2023, we entered into the MIRALOGX License Agreement with MIRALOGX, which is an intellectual property development and holding company established by our founder and the inventor of TELOMIR-1, Jonnie R. Williams, Sr. See “Business– Intellectual Property”. MIRALOGX is wholly owned by the Bay Shore Trust, and Mr. Williams does not have voting or dispositive power over the shares of the Company held by Bay Shore Trust, and Mr. Williams is not an officer or director of the Bay Shore Trust.

We are also a party to an Agreement for Shared Lease Costs, dated April 1, 2023, with MIRALOGX and MIRA Pharmaceuticals, Inc., under which we have agreed to pay our pro rata share of the operating usage costs owing by MIRALOGX under an aircraft lease agreement between MIRALOGX and Supera Aviation I LLC (“Supera Aviation”) based on our usage of the leased aircraft each month. No amounts are payable by us under this agreement unless and to the extent we choose to utilize the leased aircraft, and we may discontinue the use of the aircraft and terminate this agreement at any time. Supera Aviation is a company owned by Starwood Trust, a trust established by Mr. Williams. Since April 1, 2023, the Company has incurred $698,600 in expenses under the aircraft lease agreement.

Review and Approval of Related Party Transactions

Prior to the completion of this offering, our board of directors will adopt a written policy regarding the review and approval of related party transactions. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions, which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon the completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members.

Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part and are available electronically on the website of the SEC at www.sec.gov.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information as of September 30, 2023 (the “Beneficial Ownership Date”) with respect to the beneficial ownership of our common stock (i) immediately prior to this offering and (ii) as adjusted to reflect the sale of [●] shares of our common stock in this offering, in each case by:

●	each of our named executive officers;

●	each of our directors;

●	all of our current directors and executive officers as a group; and

●	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

In the table below, the applicable percentage ownership relating to shares beneficially owned prior to this offering is based on shares of our common stock outstanding as of the Beneficial Ownership Date. The applicable percentage ownership relating to shares beneficially owned after this offering is based on 55,549,451 shares of our common stock outstanding and assumes that the underwriters do not exercise their option to purchase additional shares of common stock from us. Unless otherwise indicated in the footnotes to the table below, the address of each beneficial owner listed in the table below is 900 West Platt Street Suite 200, Tampa, Florida 33606.

	Shares of Common Stock Beneficially Owned
	Shares of Common Stock Beneficially Owned Before this Offering		Shares of Common Stock Beneficially Owned After this Offering
Name of beneficial owner	Number of Shares	Percentage	Number of Shares	Percentage
Directors and Executive Officers
Christopher Chapman, Jr., MD	2,000,000	3.60%
James A. McNulty, CPA	1,000,000	1.80%
Nathen Fuentes(1)	-	-
Christos Nicholoudis, Esq.	-	-
Brad Kroenig	100,000	*
Dave Vorhoff	100,000	*
Craig Eagle	1,000,000	1.80%
Talhia Tuck	100,000	*
Hugh McColl III	100,000	*

All current directors and officers as a group (8 persons)	3,400,000	6.12%

5% Stockholders
Brian McNulty(2)	23,422,500	42.17%
Alton Cates(3)	2,800,000	5.04%
Dan Dearborn(4)	2,800,000	5.04%
William J. Nellis(5)	2,850,000	5.13%
Samuel S. Duffey(6)	2,850,000	5.13%

*Represents beneficial ownership of less than 1%

(1)	Upon the completion of this offering, Mr. Fuentes will receive a grant of options to purchase 200,000 shares of our common stock, vesting as follows: (i) options to purchase 100,000 shares will vest on the date that is six months from the closing date of this offering; (ii) options to purchase 50,000 shares will vest on the date that is one year from the closing date of this offering; and (iii) options to purchase 50,000 shares will vest on the date that is eighteen months from the closing date of this offering.

(2)	Includes (i) 15,622,500 shares held by the Bay Shore Trust, (ii) 2,800,000 shares held by the Celeste J. Williams Lifetime QTIP Trust and (iii) 5,000,000 shares issuable pursuant to a warrant held by the Bay Shore Trust that is immediately exercisable. As trustee for both the Bay Shore Trust and Celeste J. Williams Lifetime QTIP Trust, Mr. McNulty has sole voting and dispositive power over the shares held by each trust, and, as a result is deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by each trust. Mr. Jonnie R. Williams, Sr., our founder and the settlor of the Bay Shore Trust, does not have voting or dispositive power over the shares held by the Bay Shore Trust.

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(3)	Consists of 2,800,000 shares held by the Caroline Constance Williams 2020 Irrevocable Trust. As trustee of the Caroline Constance Williams 2020 Irrevocable Trust, Mr. Cates has sole voting and dispositive power over the shares held by the trust, and, as a result is deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by the trust.

(4)	Consists of 2,800,000 shares held by the Francis Murray Williams 2020 Irrevocable Trust. As trustee of the Francis Murray Williams 2020 Irrevocable Trust, Mr. Dearborn has sole voting and dispositive power over the shares held by the trust, and, as a result is deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by the trust.

(5)	Consists of (i) 50,000 shares held directly by Mr. Nellis and (ii) 2,800,000 shares held by the Jonnie Ray Williams, Jr. 2020 Irrevocable Trust. As trustee of the Jonnie Ray Williams, Jr. 2020 Irrevocable Trust, Mr. Nellis has sole voting and dispositive power over the shares held by the trust, and, as a result is deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by the trust.

(6)	Consists of (i) 50,000 shares held directly by Mr. Duffey and (ii) 2,800,000 shares held by the Rachel Jean Williams 2020 Irrevocable Trust. As trustee of the Rachel Jean Williams 2020 Irrevocable Trust, Mr. Duffey has sole voting and dispositive power over the shares held by the trust, and, as a result is deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by the trust.

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DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and our amended and restated bylaws to be in effect upon the completion of this offering. The following description is a summary, does not purport to be complete and is qualified in its entirety by reference to our second amended and restated articles of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and are incorporated by reference into this prospectus.

The total number of shares of common stock our company is authorized to issue is presently 95,000,000 shares, no par value. The total number of shares of preferred stock our company is authorized to issue is 5,000,000 shares, no par value.

Corporate Governance

We are a corporation organized under the laws of the state of Florida and are governed by the Florida Business Corporation Act, which we sometimes refer to as the FBCA, our amended and restated articles of incorporation and our amended and restated bylaws.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of shares of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated articles of incorporation, which we sometimes refer to as the articles, the board of directors is authorized to designate and issue up to [●] shares of preferred stock in one or more series without shareholder approval. Our board of directors will have discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

●	restricting dividends on the common stock;

●	diluting the voting power of the common stock;

●	impairing the liquidation rights of the common stock; and

●	delaying or preventing a change in control of the company.

Upon completion of this offering, there will be no shares of preferred stock outstanding, and, at present, we have no plans to issue any shares of preferred stock.

Dividends and Other Distributions

The holders of our common stock will be entitled to receive proportionately any cash or stock dividends if and when such dividends are declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of the dissolution or liquidation of the company, after the full preferential rights, if any, on any outstanding preferred stock has been paid to or set aside for the holders of such preferred stock, the holders of our common stock will be entitled to receive proportionately all of our remaining assets.

The declaration and payment of any dividend will be subject to the discretion of our board of directors, subject to applicable laws. The time and amount of any dividend will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and any other factors that our board of directors may deem relevant.

We currently intend to retain all available funds and any future earnings for general corporate purposes, including working capital, operating expenses, and capital expenditures, and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”

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Number and Election of Directors

Our Board consists of seven members. The holders of common stock and any other class of stock of our company, to the extent they shall have the right to vote, shall retain the right to elect and remove all members of the board of directors.

Quorum/Voting

At all meetings of our board of directors, a majority of the total number of directors constitutes a quorum. If there is a quorum, a vote of the majority of the directors present at the meeting is considered an act of our board of directors.

Removal of Directors

Our amended and restated articles provide that any director may be removed from office, but only for cause by the affirmative vote of not less than a majority of our shareholders entitled to vote in the election of directors. “Cause” is construed to exist only if the director whose removal is proposed has been convicted of a felony or has been adjudged to be liable for willful misconduct in the performance of his or her duties to us in a matter which has a material adverse effect on our business.

Vacancies on the Board of Directors

A vacancy on our board of directors may be filled by a vote of a majority of the remaining members of the board of directors, even if less than a quorum, at any meeting of the board of directors. A person so elected by the board of directors to fill a vacancy shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been duly elected and qualified.

Voting by Shareholders

Each holder of our common stock is entitled to one vote per share for the election of directors and for all other corporate purposes.

Amendment of Articles

The FBCA allows us to amend our amended and restated articles at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. Our board of directors can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in our articles that require a greater voting requirement than provided in the FBCA may only be amended by the same vote required to take action under that voting requirement.

Amendment of Bylaws

Our bylaws may be amended or repealed, and new bylaws may be adopted by our shareholders at any annual or special meetings at which a quorum is present. The bylaws may also be amended or repealed, and new bylaws may be adopted by our board of directors by affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance. Notwithstanding the foregoing, pursuant to our articles, the provisions of our bylaws that require a greater voting requirement than provided in the FBCA may only be amended by the same vote required to take action under that voting requirement.

Anti-Takeover Effects of Various Provisions of Florida Law, Our Amended and Restated Articles of Incorporation and Our Bylaws

Provisions of Florida law have certain anti-takeover effects. Our amended and restated articles of incorporation and bylaws also contain provisions that may have similar effects.

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Florida Anti-Takeover Statutes

The control share acquisition statute, Section 607.0902 of the FBCA, generally provides that in the event a person acquires voting shares of the company in excess of 20% of the voting power of all of our issued and outstanding shares, such acquired shares will not have any voting rights unless such rights are restored by the holders of a majority of the votes of each class or series entitled to vote separately, excluding shares held by the person acquiring the control shares or any of our officers or employees who are also directors of the company. Certain acquisitions of shares are exempt from these rules, such as shares acquired pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer, pursuant to a merger or share exchange effected in compliance with the FBCA if we are a party to the agreement, or pursuant to an acquisition of our shares if the acquisition has been approved by our board of directors before the acquisition. The control share acquisition statute generally applies to any “issuing public corporation,” which means a Florida corporation which has:

●	One hundred or more shareholders;

●	Its principal place of business, its principal office, or substantial assets within Florida; and

●	Either (i) more than 10% of its shareholders are resident in Florida; (ii) more than 10% of its shares are owned by residents of Florida; or (iii) one thousand shareholders are resident in Florida.

The affiliated transaction (or so-called “business combination”) statute, Section 607.0901 of the FBCA, provides that we may not engage in certain mergers, consolidations, sales of assets, issuances of stock, reclassifications, recapitalizations, and other affiliated transactions with any “interested shareholder” for a period of three years following the time that such shareholder became an interested shareholder, unless:

●	Prior to the time that such shareholder became an interested shareholder, our board of directors approved either the affiliated transaction or the transaction which resulted in the shareholder becoming an interested shareholder; or

●	Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or

●	At or subsequent to the time that such shareholder became an interested shareholder, the affiliated transaction is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested shareholder.

An “interested shareholder” is generally defined as any person who is the beneficial owner of more than 15% of our outstanding voting shares.

The voting requirements set forth above do not apply to a particular affiliated transaction if one or more conditions are met, including, but not limited to, the following: if the affiliated transaction has been approved by a majority of our disinterested directors; if we have not had more than 300 shareholders of record at any time during the three years preceding the date the affiliated transaction is announced; if the interested shareholder has been the beneficial owner of at least 80% of our outstanding voting shares for at least three years preceding the date the affiliated transaction is announced; or if the consideration to be paid to the holders of each class or series of voting shares in the affiliated transaction meets certain requirements of the statute with respect to form and amount, among other things.

No Cumulative Voting

The FBCA provides that shareholders do not have the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles do not provide for cumulative voting.

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Advance Notice Requirements for Shareholder Proposals and Director Nominations; Calling a Special Meeting

Our amended and restated bylaws provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice must have been received on or before December 31 of the year immediately preceding the annual meeting; provided, however, that in the event that the date of the annual meeting is on or after May 1 in any year, notice by the shareholder to be timely must be received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such annual meeting the number of days starting with May 1 and ending on the date of the annual meeting in such year. The amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Our amended and restated bylaws also provide that a special meeting of shareholders can only be called by our chairman of the board of directors, our chief executive officer, our president (in the absence of a chief executive officer), a majority of our board of directors or the holders of 10% or more of all of our votes entitled to be cast on any issue proposed to be considered at the special meeting of shareholders.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. We could use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions of other businesses or entities and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our shareholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the common stock.

Exclusive Jurisdiction

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our shareholders, (iii) any action arising pursuant to any provision of the FBCA, our amended and restated articles of incorporation or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state court located within the state of Florida (or, if a state court located within the state of Florida does not have jurisdiction, the federal district court for the Middle District of Florida); provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also see the section titled “Risk Factors—Risks Related to Ownership of our Common Stock—Our bylaws that will be in effect immediately prior to the completion of this offering designates the state courts located within the state of Florida as the exclusive forum for substantially all disputes between us and our shareholders and the federal district courts as the exclusive forum for Securities Act claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.”

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Preemptive Rights

No holder of our common stock has any preemptive or subscription rights to acquire shares of our capital stock.

Liability and Indemnification of Officers and Directors

Our amended and restated articles of incorporation and bylaws provide that we shall indemnify any and all persons whom we shall have power to indemnify under the FBCA to the fullest extent permitted by law.

Section 607.0831 of the FBCA, provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision to take or not to take action, or any failure to take any action, as a director, unless (1) the director breached or failed to perform his or her duties as a director and (2) the director’s breach of, or failure to perform, those duties constitutes (a) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which the liability provisions of Section 607.0834 of the FBCA are applicable, (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful or intentional misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

Under Section 607.0851 of the FBCA, a corporation has power to indemnify any person who is a party to any proceeding (other than an action by, or in the right of the corporation), because he or she is or was a director or officer of the corporation against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, has reasonable cause to believe that his or her conduct was unlawful.

For purposes of the indemnification provisions of the FBCA, “director” or “officer” means an individual who is or was a director or officer, respectively, of a corporation or who, while a director or officer of the corporation, is or was serving at the corporation’s request as a director or officer, manager, partner, trustee, employee, or agent of another domestic or foreign corporation, limited liability company, partnership, joint venture, trust, employee benefit plan, or another enterprise or entity and the terms include, unless the context otherwise requires, the estate, heirs, executors, administrators, and personal representatives of a director or officer.

In addition, under Section 607.0851 of the FBCA, a corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

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Section 607.0852 of the FBCA provides that a corporation must indemnify an individual who is or was a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the individual was a party because he or she is or was a director or officer of the corporation against expenses incurred by the individual in connection with the proceeding.

Section 607.0853 of the FBCA provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse expenses incurred in connection with the proceeding by an individual who is a party to the proceeding because that individual is or was a director or an officer if the director or officer delivers to the corporation a signed written undertaking of the director or officer to repay any funds advanced if (a) the director or officer is not entitled to mandatory indemnification under Section 607.0852; and (b) it is ultimately determined under Section 607.0854 or Section 607.0855 (as described below) that the director or officer has not met the relevant standard of conduct described in Section 607.0851 or the director or officer is not entitled to indemnification under Section 607.0859 (as described below).

Section 607.0854 of the FBCA provides that, unless the corporation’s articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board of directors or of the shareholders in the specific case, a director or officer of the corporation who is a party to a proceeding because he or she is or was a director or officer may apply for indemnification or an advance for expenses, or both, to a court having jurisdiction over the corporation which is conducting the proceeding, or to a circuit court of competent jurisdiction. Our amended and restated articles of incorporation do not provide any such exclusion. After receipt of an application and after giving any notice it considers necessary, the court may order indemnification or advancement of expenses upon certain determinations of the court.

Section 607.0855 of the FBCA provides that, unless ordered by a court under Section 607.0854, a corporation may not indemnify a director or officer under Section 607.0851 unless authorized for a specific proceeding after a determination has been made that indemnification is permissible because the director or officer has met the relevant standard of conduct set forth in Section 607.0851.

Section 607.0857 of the FBCA also provides that a corporation shall have the power to purchase and maintain insurance on behalf of and for the benefit of any person who is or was a director or officer of the corporation against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify or advance expenses to the individual against such liability under the provisions of Section 607.0857.

Section 607.0858 of the FBCA provides that the indemnification provided pursuant to Section 607.0851 and Section 607.0852, and the advancement of expenses provided pursuant to Section 607.0853, are not exclusive. A corporation may, by a provision in its articles of incorporation, bylaws, or any agreement, or by vote of shareholders or disinterested directors, or otherwise, obligate itself in advance of the act or omission giving rise to a proceeding to provide any other or further indemnification or advancement of expenses to any of its directors or officers.

Section 607.0859 of the FBCA provides that, unless ordered by a court under the provisions of Section 607.0854 of the FBCA, a corporation may not indemnify a director or officer under Section 607.0851 or Section 607.0858, or advance expenses to a director or officer under Section 607.0853 or Section 607.0858, if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) willful or intentional misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder; (b) a transaction in which a director or officer derived an improper personal benefit; (c) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; or (d) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable (relating to unlawful distributions).

These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from our directors and officers. We believe that these provisions are necessary to attract and retain qualified persons to serve as our directors and officers. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

American Stock Transfer (also known as Equiniti) will be the transfer agent and registrar for our common stock. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “TELO”.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market (including securities convertible into or redeemable, exchangeable, or exercisable for shares of common stock) or the perception that such sales may occur or the availability of such shares for sale in the public market, after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because all of our common stock outstanding prior to the completion of this offering (including securities convertible into or redeemable, exchangeable, or exercisable for shares of our common stock) will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could materially adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of [●], 2023, upon the completion of this offering we will have outstanding a total of [●] shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus (or 365 days for initial holders of our common stock that hold [●] share in the aggregate), subject to earlier release of all or a portion of the shares subject to such agreements by the representatives of the underwriters in this offering in their sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of [●], 2023, up to an additional [●] shares of common stock will be eligible for sale in the public market. Approximately [●]% of these additional shares are beneficially held by directors, executive officers and their affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Additionally, the number of shares of our common stock reserved for issuance under the 2023 Omnibus Plan will automatically increase on January 1 of each year following our initial public offering by the least of 200,000 shares, 1% of outstanding shares, or such lesser number as is determined by our board of directors.

All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act.

Generally, the balance of our outstanding shares of common stock will be deemed “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

●	beginning on the date of this prospectus, all [●] shares of our common stock sold in this offering will be immediately available for sale in the public market;

●	beginning 180 days after the date of this prospectus, [●] additional shares of common stock become eligible for sale in the public market, of which [●] shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

●	beginning 365 days after the date of this prospectus, [●] additional shares of common stock become eligible for sale in the public market, of which [●] shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

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Lock-up Agreements

In connection with this offering, we, our directors, our executive officers, our initial stockholders holding an aggregate of [●] shares of our common stock (the “Initial Stockholders”), and other holders of more than 5% of our issued and outstanding shares of common stock outstanding as of [●], 2023 have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days (365 days in the case of the Initial Stockholders) after the closing date of this offering, except with the prior written consent of [●] the representative of the underwriters and certain other exceptions. The representative of the underwriters has advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See “Underwriting”.

Following the lock-up periods set forth in the agreements described above, and assuming that the representative of the underwriters does not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after completion of this offering, a person (or persons whose common stock is required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately [●] shares immediately after completion of this offering; or

●	the average weekly trading volume in our common stock [●] during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their shares of common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an “offshore transaction” and no “directed selling efforts” are made in the United States (as these terms are defined in Regulation S) and subject to certain other conditions. In general, this means that our shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants, or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchase shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to current public information provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock issued or issuable under the 2023 Omnibus Plan, which we intend to adopt prior to the commencement of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the lock-up period. We expect that the initial registration statements on Form S-8 will cover approximately [●] shares of our common stock. Shares issued under the 2023 Omnibus Plan after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above. See “Executive Compensation — Executive Compensation Arrangements — Equity Compensation”, and “Executive Compensation Plan” for a description of the 2023 Omnibus Plan.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S.

HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of shares of our common stock issued pursuant to this offering but is not intended to be a complete analysis of all potential tax consequences. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary, and proposed Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations, and any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to a non-U.S. holder that holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstance, including the impact of the alternative minimum tax, the special tax accounting rules in Section 451(b) of the Code or the Medicare surtax on net investment income provided by Section 1411 of the Code. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding shares of our common stock as part of a straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	brokers, dealers, or certain electing traders in securities that use a mark-to-market method of tax accounting for their securities positions;

●	“controlled foreign corporations”, “passive foreign investment companies”, as defined in Sections 957 and Section 1297 of the Code, respectively, and corporations that accumulate earnings to avoid U.S. federal income tax under Section 531 and 532 of the Code;

●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors in such entities);

●	tax-exempt organizations or governmental organizations;

●	persons deemed to sell our common stock under the constructive sale provisions of the Code;

●	tax-qualified retirement plans; and

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

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THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is an individual, corporation, estate or trust and is not a “U.S. person.” A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a nontaxable return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero, and any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition”.

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate of withholding). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

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Sale or Other Taxable Disposition

Subject to the discussion below under “— Information Reporting and Backup Withholding” and “— Additional Withholding Tax Under FATCA”, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);or

●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met;

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons. A non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to a non-U.S. holder whether or not withholding is required. Copies of the information returns reporting such interest, dividends, and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty. Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the beneficial owner is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. Proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such beneficial owner is a United States person, or otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Under FATCA

Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) and the Treasury Regulations and administrative guidance thereunder impose a 30% withholding tax on certain types of payments made to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), including, in some cases, when such foreign financial institution or non-financial foreign entity acts as an intermediary, unless (1) the foreign financial institution has entered into an agreement with the U.S. government to withhold on certain payments and to undertake certain diligence and reporting obligations regarding U.S. account holders (including certain account holders that are non-U.S. entities with U.S. owners), (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

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UNDERWRITING

Kingswood Investments, division of Kingswood Capital Partners LLC is acting as representative of the underwriters (the “Representative”) of the offering. We have entered into an underwriting agreement (the “underwriting agreement”) with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters have agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite the underwriter’s name in the following table at the initial public offering price per share less underwriting discounts and commissions, as set forth on the cover page of this prospectus.

Underwriter	Number of Shares
Kingswood Investments, division of Kingswood Capital Partners, LLC
Total

The underwriters are committed to purchase all of the shares offered by us other than those shares covered by the over-allotment option described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted the underwriters an option to purchase from us up to an additional [●] shares of our common stock, solely to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option, in whole or in part, for our common stock, any time during the 45-day period from the date of this prospectus. If this option is exercised in full, the total price to the public will be $[●] and the total net proceeds before expenses to us will be $[●].

Underwriting Discount, Commissions and Expenses

The following table shows the per share of common stock and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares, assuming an initial public offering price of $[●] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

	Per Share		Total Without Exercise of Over- Allotment Option		Total With Exercise in Full of Over- Allotment Option
Public offering price (1)	$	[●]	$	[●]	$	[●]
Underwriting discount and commissions	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

(1)	Assuming an initial public offering price of $[●] per share, the midpoint of the range set forth on the cover of this prospectus.

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The Representative has advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $[●] per share. After the initial public offering, the public offering price, concession and discount may be changed.

We have also agreed to pay all of the expenses relating to the offering, including, but not limited to, (a) all filing fees and communication expenses relating to the registration of the shares of common stock to be sold in this offering with the Securities and Exchange Commission; (b) all fees and expenses relating to the listing of the shares on the Nasdaq Capital Market and such other exchanges as the Company and Representative together determine, including any fees charged by DTC; (c) all fees, expenses and disbursements relating to the registration or qualification of the shares under “blue sky” or securities laws. of such states of the United States of America and other jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions designated by the Representative; (e) the costs of mailing and printing the underwriting documents (including the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; (f) transfer and/or stamp taxes, if any, payable upon our transfer of the shares to the Underwriters; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of the offering by FINRA; (i) expenses incurred by the Underwriters for any roadshow for the offering up to $10,000; (j) the costs associated with bound volumes of the offering materials in an aggregate amount not to exceed $5,000; (k) the fees of counsel to the underwriters in an amount not to exceed $150,000; (l) fees and expenses of the transfer agent for our common stock; and (m) the costs of preparing, printing and delivering certificates representing the common stock issued in this offering.

We have paid a $25,000 expense advance to the Representative, which shall be applied against actual out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C). We have agreed to pay to the Representative 0.5% of the gross proceeds of the offering for non-accountable expenses, payable upon the closing of the offering.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, and including the above-referenced advance to the Representative, will be approximately $[●].

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares offered hereby to any accounts over which they have discretionary authority.

Representative’s Warrants

We have agreed to issue to the Representative or its designees at the closing of this offering warrants to purchase the number of common stock equal to 5.0% of the aggregate number of shares sold in this offering. The warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months from the commencement of sales in this offering. The warrants will be exercisable at a per share price equal to 100% of the initial public offering price per share in the offering. The Warrants provide for registration rights (including a one-time demand registration right at our expense and piggyback registration rights that expire 5 years from the commencement of sales of this offering) and customary anti-dilution provisions as permitted under FINRA Rule 5110(g)(8).

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The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus. The warrants and shares of common stock issuable upon exercise of the warrants are being registered as a part of the registration statement of which this prospectus forms a part and will be freely tradable upon the declaration of the effectiveness of such registration statement by the SEC.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or recapitalization, reorganization, merger or consolidation.

Right of First Refusal

Subject to the closing of this offering and certain conditions set forth in the underwriting agreement, for a period of twelve (12) months after the closing of the offering, the Representative shall have a right of first refusal to act as sole investment banker, sole bookrunner and/or sole placement agent, at the discretion of the Representative, for any and all future public and private equity offerings, including all equity-linked financings, undertaken during such period by us, or any of our successors or subsidiaries.

Tail Period

The Representative shall be entitled to a cash fee equal to seven percent (7%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company during the period beginning on July 27, 2023 and ending on the later of (i) July 27, 2024 or (ii) the final closing, if any, of the Offering (the “Engagement Period”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period (the “Tail Period”), provided that such Tail Financing is by a party actually introduced to the Company first by the Representative during the Engagement Period.

Lock-Up Agreements

Our officers and directors, our initial stockholders holding an aggregate of [●] shares of our common stock, and other holders of more than 5% of the issued and outstanding shares of common stock of the Company have agreed not to, without the prior written consent of the Representative, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any shares of our common stock (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of shares of our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any of the shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for periods of 180 days from the date of this prospectus.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock, whether any such transaction is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, without the prior written consent of the Representative, for a period of 180 days from the date of this prospectus.

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Electronic Offer, Sale, and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Listing

We intend to apply to have shares of our common stock listed on the Nasdaq Capital Market under the symbol “TELO”.

Determination of Offering Price

Before this offering, there has been no public market for shares of our common stock. Accordingly, the public offering price will be negotiated between us and the underwriter. Among the factors to be considered in these negotiations are:

●	the information set forth in this prospectus and otherwise available to the underwriter;
●	the prospects for our Company and the industry in which we operate;
●	an assessment of our management;
●	our past and present financial and operating performance;
●	our prospects for future earnings;
●	financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;
●	the prevailing conditions of United States securities markets at the time of this offering; and
●	other factors deemed relevant.

Neither we nor the underwriter can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

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●	Over-allotment transactions involve sales by the underwriter of securities in excess of the number of securities the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriter is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriter may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involves purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriter will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriter sells more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be affected on the Nasdaq Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriter, and selling group members may engage in passive market making transactions in our securities on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

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SELLING RESTRICTIONS

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

●	provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

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For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

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LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Foley & Lardner LLP, Tampa, Florida. Lucosky Brookman LLP has acted as counsel for the underwriters with respect of this offering.

EXPERTS

The financial statements of Telomir Pharmaceuticals, Inc. as of and for the years ended December 31, 2022 and 2021 included in this prospectus have been audited by Cherry Bekaert LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement, or other document are summaries of all material information about the documents summarized but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, and other information are available for inspection and copying at the website of the SEC referred to above. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We maintain a corporate website at www.telomirpharma.com. Information contained in, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations.

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INDEX TO FINANCIAL STATEMENTS

Telomir Pharmaceuticals, Inc. Financial Statements

As of and For the Years Ended December 31, 2022 and 2021

Telomir Pharmaceuticals, Inc. Condensed Financial Statements

As of June 30, 2023 and December 31, 2022

For the Six Months Ended June 30, 2023 and 2022

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Telomir Pharmaceuticals, Inc.

Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Telomir Pharmaceuticals, Inc. (the “Company”) as of December 31, 2021 and 2022, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2022 and for the period from August 26, 2021 (Inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from August 26, 2021 through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s evaluations of the events and conditions and management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP

Tampa, Florida

August 14, 2023

F-2

Telomir Pharmaceuticals, Inc.

Balance Sheets

DECEMBER 31, 2022 AND december 31, 2021

	December 31,	December 31,
	2022	2021
ASSETS
Current assets:
Cash	$1,419	$-
Deferred offering costs	47,311	-
Total other current assets	48,730	-

Total assets	$48,730	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Trade accounts payable	$404,221	$18,735
Due to related party	581,787	119,396
Total current liabilities	986,008	138,131

Total liabilities	986,008	138,131

Stockholders’ Deficit
Preferred Stock, no par value, 5,000,000 shares authorized and none issued or outstanding.	-	-
Common Stock, no par value; 95,000,000 shares authorized, 55,000,000 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively.	-	-
Accumulated deficit	(992,278)	(138,131)
Additional Paid in Capital	55,000	55,000
Stock subscription receivable	-	(55,000)
Total stockholders’ deficit	(937,278)	(138,131)
Total liabilities and stockholders’ deficit	$48,730	$-

The accompanying notes to the financial statements are an integral part of these statements.

F-3

Telomir Pharmaceuticals, Inc.

Statements of Operations

YEAR ended December 31, 2022 and period ended DECEMBER 31, 2021

	Year ended December 31,
	2022	2021
Revenues	$-	$-

Operating costs:
General and administrative expenses	20,941	11,639
Research and development expenses	833,206	126,492
Total operating costs	854,147	138,131

Net loss	$(854,147)	$(138,131)

The accompanying notes to the financial statements are an integral part of these statements.

F-4

Telomir Pharmaceuticals, Inc.

Statements of stockholders’ DEFICIT

YEARS ended DECEMBER 31, 2022, and DECEMBER 31, 2021

	Common Stock		Additional Paid-In	Stock Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Receivable	Deficit	Deficit
Balances, January 1, 2021	$-	$-	$-	$-	$-	$-
Issuance of founders’ shares	55,000,000	-	55,000	(55,000)	-	-
Net loss	-	-	-	-	(138,131)	(138,131)
Balances, December 31, 2021	55,000,000	-	55,000	(55,000)	(138,131)	(138,131)
Collection of stock subscription receivable	-	-	-	55,000	-	55,000
Net loss	-	-	-	-	(854,147)	(854,147)
Balances, December 31, 2022	55,000,000	$-	$55,000	$-	$(992,278)	$(937,278)

The accompanying notes to the financial statements are an integral part of these statements.

F-5

Telomir Pharmaceuticals, Inc.

statements of cash flows

YEARS ended DECEMBER 31, 2022, and DECEMBER 31, 2021

	Year Ended December 31,
	2022	2021
Cash flows from Operating activities
Net loss	$(854,147)	$(138,131)
Adjustments to reconcile net loss to net cash from operations
Change in operating assets and liabilities:
Accounts payable and accrued liabilities	385,486	18,735
Net cash flows from operating activities	$(468,661)	$(119,396)

Financing activities:
Collection of stock subscription receivable	55,000	-
Deferred offering costs	(47,311)	-
Advances from related party	462,391	119,396
Net cash flows from financing activities	470,080	119,396

Net change in cash	1,419	-
Cash, beginning of period	-	-
Cash, end of period	$1,419	$-

The accompanying notes to the financial statements are an integral part of these statements.

F-6

Telomir Pharmaceuticals, Inc.

notes to the financial statements

DECEMBER 31, 2022 and december 31, 2021

Note 1. Description of business and summary of significant accounting policies

Overview

Telomir Pharmaceuticals, Inc. (“Telomir” or the “Company” and formerly known as Metallo Therapies, Inc.) was formed in August 2021 and is a Florida-based early pre-clinical stage biopharmaceutical company that is developing its product candidate, TELOMIR-1, a novel small molecule being developed to function as an oral in situ therapeutic treatment for human stem cells. Based on the Company’s pre-clinical studies, the Company believes that TELOMIR-1 may effectively serve as a metal enzyme inhibitor of essential metals such as zinc and copper. These essential metals play an important role in the production and function of many enzymatic reactions and the modulation of key cellular pathways. In particular, zinc is essential to the function of pro-inflammatory cytokines such as Interleukin-17, or IL-17, that play a role in a host of age-related inflammatory conditions such as hemochromatosis and osteoarthritis as well as in post-chemotherapy health problems.

As such, TELOMIR-1 is under investigation to potentially provide a therapeutic intervention against age-related inflammatory conditions such as hemochromatosis, as well as for post-chemotherapy recovery, by interrupting and preventing the IL-17 induced inflammatory pathways that create the systemic imbalance of cellular metals.

Substantive operations began in late 2021 and the Company’s Investigative New Drug application is anticipated to be filed with the U.S. Food and Drug Administration (“FDA”) in fourth quarter 2023 for hemochromatosis and first quarter 2024 for post-chemotherapy recovery. A U.S. provisional patent application is pending for Telomir-1 as a new molecular entity and its therapeutic uses. See Note 3, regarding this patent.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

As used herein, the Company’s Common Stock, no par value per share, is referred to as the “Common Stock” and the Company’s preferred stock, no par value per share, is referred to as the “Preferred Stock”.

Pending transactions

The Company is in the process of preparing for an initial public offering (IPO) and expects to be listed under the NASDAQ symbol “TELO.” The transaction is expected to be complete in the second half of 2023. The Company incurred $0.05 million of legal costs, as of December 31, 2022, associated with the offering, which have been recorded as deferred offering costs in the accompanying balance sheets. There were no deferred offering costs during 2021. These deferred offering costs will be derecognized as a reduction in offering proceeds when the offering closes. However, there can be no guarantees that the Company will be successful in completing the proposed transaction and ultimately listing on the NASDAQ.

Income taxes

The Company is a C corporation. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for loss carryovers. A valuation allowance is recognized regarding deferred tax assets, if any, if it is more likely than not that some portion of the deferred tax asset will not be realized.

Research and development expenses

Research and development costs are expensed in the period in which they are incurred and include the expenses paid to third parties, such as contract research organizations and consultants, who conduct research and development activities on behalf of the Company.

F-7

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from such estimates and such differences could be material.

Cash

The Company maintains cash balances with financial institutions that management believes are of high credit quality. The Company’s cash account at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk from its cash account.

Income taxes

The Company is a C corporation. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for loss carryovers. A valuation allowance is recognized regarding deferred tax assets, if any, if it is more likely than not that some portion of the deferred tax asset will not be realized. At December 31, 2022 deferred tax assets are comprised primarily of net operating loss carryforwards and IRC Section 174 qualified research expenditures totaling approximately $0.06 million and $0.2 million respectively.  At December 31, 2021, deferred tax assets consisted of net operating loss carryforwards of approximately $0.04 million   The Company has recorded a full valuation allowance against its deferred tax assets generated by net operating loss carryforwards as it has determined that such amounts may not be recognizable, given the historical losses of the Company to date.  As of December 31, 2022, the Company has a cumulative federal net operating loss carryforward of approximately $0.2 million. The net operating loss carryforwards have no expiry date.

Note 2. Liquidity and capital resources

As of December 31, 2022, the Company had cash of approximately $0.01 million. The Company used approximately $0.5 million of cash in operations during the year ended December 31, 2022 and had stockholders’ deficit of approximately $0.9 million, versus stockholders’ deficit of approximately $0.1 million at December 31, 2021.

Historically, the Company has been primarily engaged in developing Telomir-1. During these activities, the Company sustained substantial losses. The Company’s ability to fund ongoing operations and future clinical trials required for FDA approval is dependent on the Company’s ability to obtain significant additional external funding in the near term. Since inception, the Company has financed its operations through related party financings-see Note 4. Additional sources of financing may be sought by the Company. However, there can be no assurance that any fundraising will be achieved on commercially reasonable terms, if at all.

The Company expects to be able to fund operations through the anticipated IPO, or through the first quarter of 2024, with available borrowings from a related party line of credit (Note 7). Should actual cash expenditures exceed management’s budget, the Company may be forced to curtail operations along with implementing other cost-saving measures, such as a reduction in staff, reducing the use of outside professional service providers, or significantly modifying or delaying the development of our product candidates. Because of these factors, substantial doubt about the Company’s ability to continue as a going concern exists.

Note 3. License agreement, related party

On November 29 2022, (the “Effective Date”), the Company and MIRALOGX LLC (“MIRALOGX”), entered into an exclusive, worldwide license to commercially develop Telomir-1 in the United States and its territories. MIRALOGX, which is a separate intellectual property development company owned by a trust established by the Company’s founder, holds the patent rights to Telomir-1, which are currently comprised of two pending U.S. provisional patent application. The term of the license from MIRALOGX will continue through the date of the expiration of the last-to-expire licensed patent or, if later, the date of the expiration of the last strategic partnership/sublicensing agreement covering the licensed products. The patent rights are expected to extend through 2043, and additional patent terms may be awarded, including additional patent terms based on the time taken for regulatory review of drug products.

The exclusive license agreement requires that Telomir pay an 8% royalty on net sales or revenue in exchange for an exclusive, worldwide license to patent rights. The agreement also provides that Telomir may bring suit in its own name to enforce patent rights. MIRALOGX will control the prosecution of the patent applications for Telomir-1. Telomir is required to be kept informed by MIRALOGX of patent prosecution activities and may select identified countries for patent protection. Telomir is to reimburse MIRALOGX for patent prosecution and maintenance costs.

F-8

Note 4. Related party transactions

Due to related party – During the year ended December 31, 2022, and period ended December 31, 2021, the Company received working capital advances from companies under common control. These advances are due on demand and are non-interest bearing. Amounts due to related parties as of December 31, 2022, and 2021, is $0.6 million and $0.1 million, respectively.

License agreement - See Note 3.

Shared management- Historically, the Company has shared management with related parties on an as-needed basis, to collaborate and pool resources efficiently. This arrangement has resulted in cost savings and expertise-sharing while maintaining distinct operations and identities for each entity. The Company intends on reducing these shared resources post IPO.

Shared jet use- On April 1, 2023 the Company entered into an Agreement For Shared Lease Costs with MIRALOGX, LLC, (the “Shared Agreement”) who is a related party. Under the Shared Agreement, the Company agrees to make monthly contributions or payments in accordance with its monthly use of shared aircraft toward rent payments. There is no minimum cost requirement under the agreement.

Note 5. Lease

The Company has leased an office in Baltimore, Maryland, as its corporate headquarters. This Baltimore office lease began in December 2022 for 12 months. This space is approximately 127 square feet and has remaining base rent of $0.01 million payable through November 2023. Rent is payable in monthly installments and is subject to yearly price increases.

Accounting standards

On January 1, 2022, the Company adopted Accounting Standards Codification (“ASC”) Topic 842 ASC Topic 842, which is intended to improve financial reporting about leasing transactions. Under the standard, organizations that lease assets, referred to as “Lessees” shall recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. In addition, the standard requires disclosures including financial statements to assess the amount, timing and uncertainty of cash flows arising from leases.

The Company made an accounting policy election to account for leases with an initial term of 12 months or less similar to existing guidance for operating leases today. The Company recognized those lease payments in the Condensed Statements of Operations on a straight-line basis over the lease term. Under the new standard, the Company’s lease liability is based on the present value of such payments and the related right-of-use asset will generally be based on the lease liability.

Note 6. Stockholders’ equity

Capital stock

The Company has the authority to issue 100,000,000 shares of capital stock, consisting of 95,000,000 shares of Common Stock and 5,000,000 shares of undesignated preferred stock, whose rights and privileges will be defined by the Board of Directors when a series of preferred stock is designated.

F-9

Note 7 – Subsequent events

The Company has evaluated subsequent events through August 12, 2023, in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

Private placement

During 2023, the Company sold 549,451 shares of Common Stock at $1.82 per share, net of offering costs of $0.1 million, resulting in net proceeds of $0.9 million.

Warrants

During 2023, the Company issued to the 2023 private placement investors a common stock warrant for the right to purchase up to 549,451 shares of common stock at an exercise price of $7.52 per share. The Company also issued to the placement agent a common stock warrant for the right to purchase up to 137,363 shares of common stock at an exercise price of $1.82 per share. Both issuances of warrants are immediately vested and will be exercisable any time until the day that is one year plus ninety days from the date an Investigational New Drug filing is made with the Food and Drug Administration.

Bay Shore Line of Credit

On June 15, 2023, the Company entered into a Promissory Note and Loan Agreement with the Bay Shore Trust, a trust established by the Company’s founder, Jonnie R. Williams, Sr., and under which various of his family members are beneficiaries. Under this Promissory Note and Loan Agreement (the “Bay Shore Note”), the Company has the right to borrow up to an aggregate of $5 million from the Bay Shore Trust at any time up to the second anniversary of the issuance of the Bay Shore Note or, if earlier, upon the completion of the Company’s IPO. The Company’s right to borrow funds under the Bay Shore Note is subject to the absence of a material adverse change in its assets, operations, or prospects. The Bay Share Note, together with accrued interest, will become due and payable on the second anniversary of the issuance of the note, provided that it may be prepaid at any time without penalty. The Bay Shore Note will accrue interest at a rate equal 7% per annum, simple interest, during the first year that the note is outstanding and 10% per annum, simple interest, thereafter. The Bay Shore Note is unsecured. The Bay Shore Note paid off related party balances owed to The Starwood Trust, a separate trust established by our founder, in which we had an outstanding balance of $0.5 million as of the date of the Bay Shore Note (which outstanding balance was retired with an advance under the Bay Shore Note).

In consideration of the loan facility provided by the Bay Shore Trust, the Company issued to the Bay Shore Trust a common stock purchase warrant on June 15, 2023 giving the Bay Shore Trust the right to purchase up to 5,000,000 shares of common stock at an exercise price of $1.82 per share, which warrant will expire five years after the date of grant. Pursuant to a registration rights agreement, the Company has granted to Bay Shore Trust the right to require the Company, at any time after one year following the Company’s IPO, to register for resale the shares issuable upon the exercise of the warrant, with such registration rights being in the form of demand and “piggyback” registration rights that are subject to customary limitations and restrictions. Upon issuance, the warrant met the criteria to be classified as equity based on an analysis under Accounting Standards Codification (480) ASC 480, “Distinguishing Liabilities from Equity” and will be measured at fair value, resulting in an initial fair value of approximately $5.95 million upon issuance of the warrant using Black-Scholes valuation techniques.

F-10

Telomir Pharmaceuticals, Inc.

CONDENSED BALANCE SHEETS

june 30, 2023 (unaudited) and DECEMBER 31, 2022

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash	$14,629	$1,419
Deferred offering costs	81,437	47,311
Total other current assets	96,066	48,730

Deferred Financing Costs	5,826,042	-

Total assets	$5,922,108	$48,730

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Trade accounts payable and accrued liabilities	$845,576	$404,221
Related party accounts payable	698,600	-
Accrued Interest	94	-
Due to related parties	525	581,787
Related party line of credit	487,914	-
Total current liabilities	2,032,709	986,008

Total liabilities	2,032,709	986,008

Stockholders’ Equity (Deficit)
Preferred Stock, no par value, 5,000,000 shares authorized and none issued or outstanding.	-	-
Common Stock, no par value; 95,000,000 shares authorized, 55,549,451, 55,000,000 and 55,000,000 shares issued and outstanding at June 30, 2023, December 31, 2022 and December 31, 2021, respectively.	-	-
Additional paid-in capital	6,915,000	55,000
Accumulated deficit	(3,025,601)	(992,278)
Total stockholders’ equity (deficit)	3,889,399	(937,278)
Total liabilities and stockholders’ deficit	$5,922,108	$48,730

The accompanying notes to the financial statements are an integral part of these statements.

F-11

Telomir Pharmaceuticals, Inc.

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

Three and six MONTHS ended june 30, 2023 and june 30, 2022

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$-	$-	$-	$-

Operating costs:
General and administrative expenses	60,107	3,750	102,710	7,400
Related party travel costs	698,600	-	698,600	-
Research and development expenses	667,626	66,314	1,107,960	126,154
Total operating costs	1,426,333	70,064	1,909,270	133,554

Interest expense	(124,052)	-	(124,052)	-

Net loss	$(1,550,385)	$(70,064)	$(2,033,322)	$(133,554)

The accompanying notes to the financial statements are an integral part of these statements.

F-12

Telomir Pharmaceuticals, Inc.

CONDENSED Statements of stockholders’ DEFICIT (UNAUDITED)

THREE and six MONTHS ended june 30, 2023, and june 30, 2022

	Common Stock		Additional Paid-In	Stock Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Receivable	Deficit	Deficit
Balances, January 1, 2022	55,000,000	$-	55,000	$(55,000)	$(138,131)	$(138,131)
Net loss	-	-	-	-	(63,490)	(63,490)
Balances, March 31, 2022	55,000,000	$-	$55,000	$(55,000)	$(201,621)	$(201,621)

	Common Stock		Additional Paid-In	Stock Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Receivable	Deficit	Deficit
Balances, April 1, 2022	55,000,000	$-	55,000	$(55,000)	$(201,621)	$(201,621)
Net loss	-	-	-	-	(70,064)	(70,064)
Balances, June 30, 2022	55,000,000	$-	$55,000	$(55,000)	$(271,685)	$(271,685)

	Common Stock		Additional Paid-In	Stock Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Receivable	Deficit	Deficit
Balances, January 1, 2023	55,000,000	$-	$55,000	$-	$(992,278)	$(937,278)
Sale of common stock and warrants, net	549,451	-	910,000	-	-	910,000
Net loss	-	-	-	-	(482,938)	(482,938)
Balances, March 31, 2023	55,549,451	$-	$965,000	$-	$(1,475,216)	$(510,216)

	Common Stock		Additional Paid-In	Stock Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Receivable	Deficit	Deficit
Balances, April 1, 2023	55,000,000	$-	$965,000	$-	$(1,475,216)	$(510,216)
Issuance of Warrants	-	-	5,950,000	-	-	5,950,000
Net loss	-	-	-	-	(1,550,385)	(1,550,385)
Balances, June 30, 2023	55,549,451	$-	$6,915,000	$-	$(3,025,601)	$3,889,399

The accompanying notes to the financial statements are an integral part of these statements.

F-13

Telomir Pharmaceuticals, Inc.

CONDENSED statements of cash flows (UNAUDITED)

six MONTHS ended june 30, 2023, and june 30, 2022

	Six Months Ended June 30,
	2023	2022
Cash flows from Operating activities
Net loss	$(2,033,322)	$(133,554)
Adjustments to reconcile net loss to net cash from operations
Non-cash interest expense	94	-
Change in operating assets and liabilities:
Accounts payable and accrued expenses	1,139,954	3,079
Amortization of debt issuance costs	123,958
Net cash flows used in operating activities	$(769,316)	$(130,475)

Financing activities:
Payment of deferred offering costs	(34,126)	-
Net repayments to related party	(581,262)	139,200
Net borrowings under related party line of credit	487,914	-
Proceeds from sale of common stock, less offering costs	910,000	-
Net cash flows provided by financing activities	782,526	139,200

Net change in cash	13,210	8,725
Cash, beginning of period	1,419	-
Cash, end of period	$14,629	$8,725
Cash paid for interest	-	-

The accompanying notes to the financial statements are an integral part of these statements.

F-14

Telomir Pharmaceuticals, Inc.

SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash Operating, Financing and Investing Activities:

The Company recorded the fair value of a total of 5,000,000 warrants issued to Bay Shore Trust during the six months ended June 30, 2023 totaling approximately $5.95 million to deferred finance costs. The Company has amortized approximately $0.12 million of deferred offering costs as non-cash amortization of debt issuances costs in accordance with Generally Accepted Accounting Principles.

F-15

Telomir Pharmaceuticals, Inc.

notes to the CONDENSED financial statements

june 30, 2023 (UNAUDITED) and december 31, 2022

Note 1. Description of business and summary of significant accounting policies

Overview

Telomir Pharmaceuticals, Inc. (“Telomir” or the “Company” and formerly known as Metallo Therapies, Inc.) was formed in August 2021 and is a Florida-based early pre-clinical stage biopharmaceutical company that is developing its product candidate, TELOMIR-1, a novel small molecule being developed to function as an oral in situ therapeutic treatment for human stem cells. Based on the Company’s pre-clinical studies, the Company believes that TELOMIR-1 may effectively serve as a metal enzyme inhibitor of essential metals such as zinc and copper. These essential metals play an important role in the production and function of many enzymatic reactions and the modulation of key cellular pathways. In particular, zinc is essential to the function of pro-inflammatory cytokines such as Interleukin-17, or IL-17, that play a role in a host of age-related inflammatory conditions such as hemochromatosis and osteoarthritis as well as in post-chemotherapy health problems.

As such, TELOMIR-1 is under investigation to potentially provide a therapeutic intervention against age-related inflammatory conditions such as hemochromatosis, as well as for post-chemotherapy recovery, by interrupting and preventing the IL-17 induced inflammatory pathways that create the systemic imbalance of cellular metals.

Substantive operations began in late 2021 and the Company’s Investigative New Drug application is anticipated to be filed with the U.S. Food and Drug Administration (“FDA”) in second quarter 2024 for hemochromatosis. A U.S. provisional patent application is pending for TELOMIR-1 as a new molecular entity and its therapeutic uses. See Note 3 regarding this patent.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the periods presented have been included. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for future periods.

As used herein, the Company’s Common Stock, no par value per share, is referred to as the “Common Stock” and the Company’s preferred stock, no par value per share, is referred to as the “Preferred Stock”.

Pending transactions

The Company is in the process of preparing for an Initial Public Offering (IPO) and expects to be listed under the NASDAQ symbol “TELO.” The transaction is expected to be complete in the second half of 2023. The Company incurred $0.08 million of legal costs as of June 30, 2023 associated with the offering, which have been recorded as deferred offering costs in the accompanying condensed balance sheets. These deferred offering costs will be derecognized as a reduction in offering proceeds when the offering closes. However, there can be no guarantees that the Company will be successful in completing the proposed transaction and ultimate listing on the NASDAQ.

Income taxes

The Company is a C corporation. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for loss carryovers. A valuation allowance is recognized regarding deferred tax assets, if any, if it is more likely than not that some portion of the deferred tax asset will not be realized.

F-16

Research and development expenses

Research and development costs are expensed in the period in which they are incurred and include the expenses paid to third parties, such as contract research organizations and consultants, who conduct research and development activities on behalf of the Company.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from such estimates and such differences could be material.

Cash

The Company maintains cash balances with financial institutions that management believes are of high credit quality. The Company’s cash account at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk in its cash account.

Fair Value of Financial Instruments

The Company measures the fair value of financial instruments in accordance with GAAP which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company considers the carrying amount of deferred offering costs to approximate fair value due to short-term nature of this instrument. GAAP describes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable.

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

Note 2. Liquidity and capital resources

As of June 30, 2023, the Company had cash of approximately $0.01 million. The Company used approximately $0.8 million of cash in operations during the six months ended June 30, 2023 and had stockholders’ equity of approximately $3.9 million, versus stockholders’ deficit of approximately $0.9 million at December 31, 2022.

Historically, the Company has been primarily engaged in developing TELOMIR-1. During these activities, the Company sustained substantial losses. The Company’s ability to fund ongoing operations and future clinical trials required for FDA approval is dependent on the Company’s ability to obtain significant additional external funding in the near term. Since inception, the Company has financed its operations through related party financings-see Note 4. Additional sources of financing may be sought by the Company. However, there can be no assurance that any fundraising will be achieved on commercially reasonable terms, if at all.

The Company expects to be able to fund operations through the anticipated IPO, or through the second quarter of 2024, with available borrowings from a related party line (Note 5). During the six months ended June 30, 2023, the Company raised approximately $1.0 million to finance its research and development and working capital needs, through a private placement (the “2023 Private Placement”) of the Company’s common stock. Should actual cash expenditures exceed management’s budget, the Company may be forced to curtail operations along with implementing other cost-saving measures, such as a reduction in staff, reducing the use of outside professional service providers, or significantly modifying or delaying the development of our product candidates. Because of these factors, substantial doubt about the Company’s ability to continue as a going concern exists.

F-17

Note 3. License agreement, related party

The Company licenses the U.S. patent rights for the use of TELOMIR-1 in human applications from MIRALOGX, LLC (“MIRALOGX”), an intellectual property development and holding company established by Jonnie R. Williams, Sr., the founder of the Company and the sole inventor of TELOMIR-1.

On August 11 2023, (the “Effective Date”), the Company and MIRALOGX entered into an Amended and Restated Exclusive License Agreement, under which the Company has the exclusive perpetual right and license under the above-described patent rights to make, have made, use, and sell “Licensed Products” in the U.S. for human uses and pre-clinical studies and activities of any kind conducted in furtherance of obtaining regulatory approval or commercialization for human uses (the “MIRALOGX License Agreement”). The Company has the right to grant corresponding sublicenses under the licensed patent rights. The MIRALOGX License Agreement provides for the payment to MIRALOGX of an 8% royalty (payable quarterly) on the Company’s net sales of Licensed Products by the Company or its sublicensees and on non-royalty bearing milestone revenue. There are no up-front, execution, or milestone payments in the license agreement. Further, no payments have been made to date under the agreement.

The term of the license from MIRALOGX will continue through the date of the expiration of the last-to-expire licensed patent or, if later, the date of the expiration of the last strategic partnership/sublicensing agreement covering the licensed products. The patent rights are expected to extend through 2043, and additional patent terms may be awarded, including additional patent terms based on the time taken for regulatory review of drug products.

The agreement also provides that Telomir may bring suit in its own name to enforce patent rights. MIRALOGX will control the prosecution of the patent applications for TELOMIR-1. Telomir is required to be kept informed by MIRALOGX of patent prosecution activities and may select identified countries for patent protection. Telomir is to reimburse MIRALOGX for patent prosecution and maintenance costs.

Note 4. Related party transactions

Advances from affiliates – During the six months ended June 30, 2023, and December 31, 2022, the Company received working capital advances from companies under common control. These advances are due on demand and are non-interest bearing. Amounts due to related parties as of June 30, 2023, and December 31, 2022, is $0.5 million and $0.6 million, respectively.

Advances to affiliates – During the six months ended June 30, 2023, the Company paid advances to a company under common control. These advances are non-interest bearing and due on demand. There were no such advances at December 31, 2022.

Bay Shore Trust Line of Credit

On June 15, 2023, the Company entered into a Promissory Note and Loan Agreement with the Bay Shore Trust, a trust established by the Company’s founder, Jonnie R. Williams, Sr., and under which various of his family members are beneficiaries. Under this Promissory Note and Loan Agreement (the “Bay Shore Note”), the Company has the right to borrow up to an aggregate of $5 million from the Bay Shore Trust at any time up to the second anniversary of the issuance of the Bay Shore Note or, if earlier, upon the completion of the Company’s IPO. The Company’s right to borrow funds under the Bay Shore Note is subject to the absence of a material adverse change in its assets, operations, or prospects. The Bay Share Note, together with accrued interest, will become due and payable on the second anniversary of the issuance of the note, provided that it may be prepaid at any time without penalty. The Bay Shore Note will accrue interest at a rate equal 7% per annum, simple interest, during the first year that the note is outstanding and 10% per annum, simple interest, thereafter. The Bay Shore Note is unsecured.

F-18

In consideration of the loan facility provided by the Bay Shore Trust, the Company issued to the Bay Shore Trust a common stock purchase warrant on June 15, 2023 giving the Bay Shore Trust the right to purchase up to 5,000,000 shares of common stock at an exercise price of $1.82 per share, which warrant will expire five years after the date of grant. Pursuant to a registration rights agreement, the Company has granted to Bay Shore Trust the right to require the Company, at any time after one year following the Company’s IPO, to register for resale the shares issuable upon the exercise of the warrant, with such registration rights being in the form of demand and “piggyback” registration rights that are subject to customary limitations and restrictions. Upon issuance, the warrant met the criteria to be classified as equity based on an analysis under Accounting Standards Codification (480) ASC 480, “Distinguishing Liabilities from Equity” and was measured at fair value, resulting in an initial fair value of approximately $5.95 million upon issuance of the warrant, using Black-Scholes valuation techniques.

The fair value of the warrants were estimated on the grant date using the Black-Scholes valuation model and level 3 inputs based on assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate, which resulted in $5.95 million of deferred financing costs. This cost was recorded as deferred financing costs and additional paid in capital on the accompanying condensed balance sheet and is amortized straight-line over the term of the line of credit (which is 24 months). Associated amortization of deferred finance costs is recorded as interest expense on the condensed income statement of operations.

License agreement - See Note 3.

Related Party Travel Costs- On April 1, 2023 the Company entered into an Agreement For Shared Lease Costs (the “Shared Agreement”) with MIRALOGX, LLC, a related party. Under the Shared Agreement, the Company agrees to make monthly contributions or payments in accordance with its use of shared aircraft toward rent payments. During the six months ended June 30, 2023, the Company incurred $0.7 million, for travel-related expenses to the related party for rental charges and airplane-related expenses.

Shared management- Historically, the Company has shared management with related parties on an as-needed basis, to collaborate and pool resources efficiently. This arrangement has resulted in cost savings and expertise-sharing while maintaining distinct operations and identities for each entity. The Company intends to reduce these shared resources post-IPO.

Note 5. Leases

The Company’s corporate headquarters is in Baltimore, Maryland, which includes a lease for office space. This lease began in November 2021 and was amended in April 2023. This space is approximately 550 square feet and has a remaining base rent of $0.01 million payable through April 2024. Rent is payable in monthly installments and is subject to yearly price increases.

Variable lease costs

Variable lease costs are related to the aircraft and include usage expenses, which includes pilot expenses, jet fuel and general flight expenses.

The components of lease expense were as follows:

	Six months ended June 31,
Lease Costs	2023	2022
Operating Lease Cost
Operating Lease	$3,708	$-
Variable Lease Costs	698,600	-
Total Lease Cost	$702,308	$-

F-19

Note 6. Stockholders’ equity

Capital stock

The Company has the authority to issue 100,000,000 shares of capital stock, consisting of 95,000,000 shares of Common Stock and 5,000,000 shares of undesignated preferred stock, whose rights and privileges will be defined by the Board of Directors when a series of preferred stock is designated.

Private placement Warrants

During the six months ended June 30, 2023, the Company issued to the 2023 Private Placement investors a common stock warrant the right to purchase up to 549,451 shares of common stock at an exercise price of $7.52 per share. The Company also issued to the placement agent a common stock warrant the right to purchase up to 137,363 shares of common stock at an exercise price of $1.82 per share. Both issuances of warrants are immediately vested and will be exercisable any time until the day that is one year plus ninety days from the date an Investigational New Drug filing is made with the Food and Drug Administration.

Bay Shore Trust warrants

In consideration of the line of credit provided by the Bay Shore Trust, the Company issued to the Bay Shore Trust a common stock purchase warrant on June 15, 2023 giving the Bay Shore Trust the right to purchase up to 5,000,000 shares of common stock at an exercise price of $1.82 per share. This warrant will expire five years after the date of grant.

The fair value of the warrants were estimated on the grant date using the Black-Scholes valuation model and level 3 inputs based on assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate, which resulted in $5.95 million of deferred financing costs. This cost was recorded as deferred financing costs and additional paid in capital on the accompanying condensed balance sheet and is amortized straight-line over the term of the line of credit (which is 24 months). Associated amortization of deferred finance costs is recorded to interest expense on the condensed income statement of operations.

Key assumptions used to value warrants during the six months ended June 30, 2023 are as follows:

Expected price volatility	78.08%
Risk-free interest rate	3.91%
Fair market value of underlying common stock	$1.19
Weighted average expected life in years	5 years
Dividend yield	-

F-20

Note 7 – Subsequent events

The Company has evaluated subsequent events through October 10, 2023, in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

Employment Agreement

Nathen Fuentes

On September 21, 2023 (the “Effective Date”), the Company entered into an employment agreement with Mr. Nathen Fuentes pursuant to which Mr. Fuentes serves as the Company’s Chief Financial Officer, Treasurer and Secretary on a full-time basis. Mr. Fuentes’ employment agreement provides that his employment will be on an at-will basis and can be terminated by either Mr. Fuentes or the Company at any time and for any reason. Under the agreement, Mr. Fuentes will receive an initial base salary of $0.165 million per year. At the time of the Company’s IPO, Mr. Fuentes will be entitled to a one-time bonus to effectively adjust his annual base compensation to $0.25 million annually, retroactively to the date of the Effective Date. Mr. Fuentes will also receive a cash bonus of $0.025 million at the time of the IPO. In addition, Mr. Fuentes will be granted 200,000 options to purchase common stock at the IPO offering price, which vest as follows; i) 100,000 vest at 6 months post-IPO, 50,000 vest at first anniversary of IPO, and remaining 50,000 vest six months after first anniversary of IPO. In the event that Mr. Fuentes’ employment is terminated by the company without “Cause” or is terminated by Mr. Fuentes for “Good Reason”, Mr. Fuentes will be entitled to severance compensation in the form of salary continuation for a period of three months (subject to Mr. Fuentes executing and delivering a customary general release in favor of the company).

F-21

[●] Shares

Common Stock

Telomir Pharmaceuticals, Inc.

Prospectus

Kingswood Investments

division of Kingswood Capital Partners, LLC

Until [●], 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[●], 2023

[Alternate Page for Resale Prospectus]

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to completion, dated [●], 2023

PROSPECTUS

[●] Shares

of Common Stock

TELOMIR PHARMACEUTICALS, INC.

This prospectus relates to up to [●] shares of common stock, no par value, of Telomir Pharmaceuticals, Inc. that may be sold from time to time by the selling stockholders named in this prospectus.

The selling stockholders may sell shares from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices. The Selling Securityholder may offer shares to or through underwriters, dealers or other agents, directly to investors or through any other manner permitted by law, on a continued or delayed basis. We will bear all costs, expenses and fees in connection with the registration of the shares offered by this prospectus, and the Selling Securityholder will bear all incremental selling expenses, including commissions and discounts, brokerage fees and other similar selling expenses they incur in sale of the shares. See “Plan of Distribution”.

By separate prospectus (the “IPO Prospectus”), we have registered an aggregate of [●] shares of common stock which we are offering for sale to the public through our underwriters, excluding any shares issuable upon exercise by the underwriters’ of their over-allotment option.

The [●] shares of common stock offered by the selling stockholders is defined herein as the “Resale Shares.”

We intend to apply to list our shares of common stock for trading on the Nasdaq Capital Market, subject to official notice of issuance, under the symbol “TELO”. No assurance can be given that our application will be approved. The consummation of this offering is conditioned on obtaining Nasdaq approval. The Resale Shares offered by the selling stockholders are part of and conditioned on the closing of our initial public offering.

We are an “emerging growth company” as defined in the federal securities laws, and, as such, are subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company”.

Investing in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered before making a decision to purchase our securities.

Sales of the shares of our common stock registered in this prospectus and the IPO Prospectus will result in two offerings taking place concurrently, which might affect price, demand, and liquidity of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [●], 2023.

Alt-1

[Alternate Page for Resale Prospectus]

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Resale Shares.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

Alt-2

[Alternate Page for Resale Prospectus]

SELLING STOCKHOLDERS

This prospectus covers the possible resale by the selling stockholders identified in the table below of up to [●] shares of our common stock (the “Resale Shares”). The transactions by which the selling stockholders acquired their securities from us were exempt under the registration provisions of the Securities Act.

The selling stockholders may sell some, all, or none of the Resale Shares. Unless otherwise indicated in the footnotes to the table below, no selling stockholder has had any material relationship with us or any of our affiliates within the past three years other than as a security holder.

We have prepared the following table based on written representations and information furnished to us by or on behalf of the selling stockholders. Unless otherwise indicated in the footnotes to the table below, we believe that (i) none of the selling stockholders are broker-dealers or affiliates of broker-dealers, and (ii) no selling stockholder has direct or indirect agreements or understandings with any person to distribute their Resale Shares. To the extent any selling stockholder identified below is, or is affiliated with, a broker-dealer, it could be deemed, individually, but not severally, to be an “underwriter” within the meaning of the Securities Act. Information about the selling stockholders may change over time.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of Resale Shares as of [●], 2023.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Selling Stockholder	Number of Shares Beneficially Owned Before Offering	Percentage of Shares Beneficially Owned Before this Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned After Offering (%)
[●]	[●]	[●]	%	[●]	[●]	*
[●]	[●]	[●]	%	[●]	[●]	*
[●]	[●]	[●]	%	[●]	[●]	*

*Less than 1%

(1)	Applicable percentage ownership after to this offering is based on [●] shares of common stock deemed to be outstanding as of [●], 2023.

Alt-3

[Alternate Page for Resale Prospectus]

PLAN OF DISTRIBUTION

We are registering the Resale Shares to permit the resale of the Resale Shares by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the Resale Shares. We will pay all expenses (other than discounts, commissions, and transfer taxes, if any) relating to the registration of the Resale Shares in the registration statement of which this prospectus forms a part.

The selling stockholders may sell all or a portion of the Resale Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers, or agents. If the Resale Shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for any underwriter discounts or commissions and any applicable transfer taxes. The Resale Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus. The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

Alt-4

[Alternate Page for Resale Prospectus]

LEGAL MATTERS

The validity of the common stock covered by this prospectus will be passed upon by Foley & Lardner LLP.

Alt-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee:

Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Telomir Pharmaceuticals, Inc. is incorporated under the laws of the state of Florida. Section 607.0831 of the Florida Business Corporation Act, as amended (the “FBCA”), provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision to take or not to take action, or any failure to take any action, as a director, unless (1) the director breached or failed to perform his or her duties as a director and (2) the director’s breach of, or failure to perform, those duties constitutes (a) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which the liability provisions of Section 607.0834 of the FBCA are applicable, (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful or intentional misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

Under Section 607.0851 of the FBCA, a corporation has power to indemnify any person who is a party to any proceeding (other than an action by, or in the right of the corporation), because he or she is or was a director or officer of the corporation against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, has reasonable cause to believe that his or her conduct was unlawful.

For purposes of the indemnification provisions of the FBCA, “director” or “officer” means an individual who is or was a director or officer, respectively, of a corporation or who, while a director or officer of the corporation, is or was serving at the corporation’s request as a director or officer, manager, partner, trustee, employee, or agent of another domestic or foreign corporation, limited liability company, partnership, joint venture, trust, employee benefit plan, or another enterprise or entity and the terms include, unless the context otherwise requires, the estate, heirs, executors, administrators, and personal representatives of a director or officer.

In addition, under Section 607.0851 of the FBCA, a corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

II-1

Section 607.0852 of the FBCA provides that a corporation must indemnify an individual who is or was a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the individual was a party because he or she is or was a director or officer of the corporation against expenses incurred by the individual in connection with the proceeding.

Section 607.0853 of the FBCA provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse expenses incurred in connection with the proceeding by an individual who is a party to the proceeding because that individual is or was a director or an officer if the director or officer delivers to the corporation a signed written undertaking of the director or officer to repay any funds advanced if (a) the director or officer is not entitled to mandatory indemnification under Section 607.0852; and (b) it is ultimately determined under Section 607.0854 or Section 607.0855 (as described below) that the director or officer has not met the relevant standard of conduct described in Section 607.0851 or the director or officer is not entitled to indemnification under Section 607.0859 (as described below).

Section 607.0854 of the FBCA provides that, unless the corporation’s articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board of directors or of the shareholders in the specific case, a director or officer of the corporation who is a party to a proceeding because he or she is or was a director or officer may apply for indemnification or an advance for expenses, or both, to a court having jurisdiction over the corporation which is conducting the proceeding, or to a circuit court of competent jurisdiction. Our amended and restated articles of incorporation do not provide any such exclusion. After receipt of an application and after giving any notice it considers necessary, the court may order indemnification or advancement of expenses upon certain determinations of the court.

Section 607.0855 of the FBCA provides that, unless ordered by a court under Section 607.0854, a corporation may not indemnify a director or officer under Section 607.0851 unless authorized for a specific proceeding after a determination has been made that indemnification is permissible because the director or officer has met the relevant standard of conduct set forth in Section 607.0851.

Section 607.0857 of the FBCA also provides that a corporation shall have the power to purchase and maintain insurance on behalf of and for the benefit of any person who is or was a director or officer of the corporation against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify or advance expenses to the individual against such liability under the provisions of Section 607.0857.

Section 607.0858 of the FBCA provides that the indemnification provided pursuant to Section 607.0851 and Section 607.0852, and the advancement of expenses provided pursuant to Section 607.0853, are not exclusive. A corporation may, by a provision in its articles of incorporation, bylaws or any agreement, or by vote of shareholders or disinterested directors, or otherwise, obligate itself in advance of the act or omission giving rise to a proceeding to provide any other or further indemnification or advancement of expenses to any of its directors or officers.

Section 607.0859 of the FBCA provides that, unless ordered by a court under the provisions of Section 607.0854 of the FBCA, a corporation may not indemnify a director or officer under Section 607.0851 or Section 607.0858, or advance expenses to a director or officer under Section 607.0853 or Section 607.0858, if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) willful or intentional misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder; (b) a transaction in which a director or officer derived an improper personal benefit; (c) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; or (d) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable (relating to unlawful distributions).

II-2

Our amended and restated articles of incorporation and bylaws provide that we shall indemnify any and all persons whom it shall have power to indemnify under the FBCA to the fullest extent permitted by law.

The underwriting agreement for this offering will provide that the underwriters indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933.

We also maintain director and officer liability insurance against certain claims and liabilities which may be made against our former, current or future directors and officers. In addition, we have individual indemnification agreements with our directors.

Item 15. Recent Sales of Unregistered Securities

In the preceding three years, we have issued and sold the following securities that were not registered under the Securities Act:

1.

In September 2021, in connection with the incorporation of our company, we issued to our founders, who were comprised of 35 accredited investors, an aggregate of 55,000,000 shares of our common stock in exchange for initial capital contributions in the aggregate amount of $55,000.

2.	From January 2023 to March 2023, we undertook a private placement solely to accredited investors pursuant to which we issued and sold an aggregate of 549,451 shares of our common stock at a price of $1.82 per share, for an aggregate purchase price of approximately $1.0 million to 10 investors. In addition, each investor received one warrant for each share of common stock purchased in the offering, exercisable any time until the day that is one year plus 90 days from the date an IND filing is made with the FDA, at an exercise price equal to $7.52 per share.

3.	On June 15, 2023, we granted to Bay Shore Trust a warrant to purchase up to 5,000,000 shares of our common stock at an exercise price of $1.83 per share in consideration of making a credit facility available to the Company.

We claimed exemption from registration under the Securities Act of 1933, as amended, or the Securities Act, for the sale and issuance of securities in the transactions described in paragraphs 1, 2, and 3 above by virtue of Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction not involving any public offering. All the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined in Rule 501(a) under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

II-3

Item 16. Exhibits and Financial Statement Schedules

(A)	Exhibits.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1*	Second Amended and Restated Articles of Incorporation of Telomir Pharmaceuticals, Inc.
3.2*	Amended and Restated Bylaws of Telomir Pharmaceuticals, Inc.
4.1*	Specimen certificate evidencing shares of common stock
4.2*	Form of Representative’s Warrant
4.3*	Common Stock Purchase Warrant, dated June 15, 2023, between Telomir Pharmaceuticals, Inc. and Bay Shore Trust
5.1*	Opinion of Foley & Lardner LLP
10.1*+	2023 Omnibus Incentive Plan
10.2*+	Form of Stock Option Award under 2023 Omnibus Incentive Plan
10.3*	Form of Indemnification Agreement
10.4*	Amended and Restated License Agreement, dated [________], 2023, by and between Telomir Pharmaceuticals, Inc. and MIRALOGX LLC
10.7*+	Employment Agreement, dated April 28, 2023, between Pharmaceuticals, Inc. and
10.8*+	Employment Agreement, dated April 28, 2023, between Pharmaceuticals, Inc. and
10.10*	Promissory Note and Loan Agreement, dated June 15, 2023, by and between Telomir Pharmaceuticals, Inc. and Bay Shore Trust
10.11*	Registration Rights Agreement, dated June 15, 2023, between Telomir Pharmaceuticals, Inc. and Bay Shore Trust
10.12*	Agreement for Shared Lease Costs, dated April 1, 2023, between Telomir Pharmaceuticals, Inc., MIRALOGX LLC, and MIRA Pharmaceuticals, Inc.
14.1*	Code of Business Conduct and Ethics
21.1*	List of Subsidiaries of Registrant
23.1*	Consent of Cherry Bekaert LLP
23.2*	Consent of Foley & Lardner LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
99.1*	Audit Committee Charter
99.2*	Nominating and Corporate Governance Committee Charter
99.3*	Compensation Committee Charter
99.4*	Corporate Governance Guidelines
99.5*	Insider Trading Policy
99.6*	Related Person Transaction Policy and Procedures
107*	Filing Fee Table

*	To be filed by amendment.

+	Denotes management contract or compensatory plan or arrangement.

(B) Financial Statement Schedules.

Not applicable.

II-4

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, Florida, on this          day of              , 2023.

TELOMIR Pharmaceuticals, Inc.

By:
Dr. Christopher Chapman, Jr.
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Christopher Chapman and Nathen Fuentes, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifying and confirming all that either of the said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Chairman	, 2023
Dr. Christopher Chapman, Jr.	(Principal Executive Officer)

	Chief Financial Officer	, 2023
Nathen Fuentes, CPA	(Principal Financial Officer and Principal Accounting Officer)

	Director	, 2023
Dr. Craig Eagle

	Director	, 2023
Christos Nicholoudis, Esq.

	Director	, 2023
Dave Vorhoff

	Director	, 2023
Brad Kroenig

	Director	, 2023
Talhia Tuck

	Director	, 2023
Hugh McColl III

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